SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02047008

PE 8/31/02

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

August 2002

SEC MAIL PROCESSING RECEIVED SEP 04 2002 WASH. D.C. 165 SECTION

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________________
Name : John Damien Hatton
Title : Company Secretary
Date : 22 August 2002

asxforeign

I enclose copies of the following document:

- Commonwealth Bank of Australia
  – Profit Announcement for the year ended 30 June 2002
- Commonwealth Bank of Australia
  - Appendix 4B – Preliminary Final Report
- Commonwealth Bank of Australia
  - Media Release Profit Announcement
- Commonwealth Bank of Australia
  - Presentation by CEO
- Commonwealth Bank of Australia
  - Presentation by Stuart Grimshaw
- Commonwealth Bank of Australia
  - Statement on Corporate Governance

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

Profit Announcement For the year ended 30 June 2002

Results have been subject to an independent audit by the external auditors.
Released 21 August 2002

This Profit Announcement is available on the Internet at:
www.commbank.com.au

Financial Highlights 3
Group Performance Summary 5
Overview of Group, Strategic Initiatives, Outlook Statement 8
Main Financial Indicators 10
Banking Performance Summary 13
Banking - Business Analysis 15
Banking Analysis of Performance 18
Net Interest Income 18
Group Interest Margins and Spreads 19
Other Banking Operating Income 20
Charge for Bad and Doubtful Debts 21
Provisions for Impairment 21
Funds Management - Business Analysis 22
Life Insurance - Business Analysis 25
Summary of Life Insurance and Funds Management Valuations 27
Group Operating Expenses 29
Other Group Items 30
Financial Disclosures 32
Consolidated Statement of Financial Performance 33
Consolidated Statement of Financial Position 34
Consolidated Statement of Cash Flows 35
Appendices 36
1. Income Tax Expense 37
2. Loans, Advances and Other Receivables 38
3. Asset Quality 38
4. Deposits and Other Public Borrowings 40
5. Financial Reporting by Segments 41
6. Average Interest Earning Assets and Liabilities 43
7. Interest Rate and Volume Analysis of Full Year and Half Year Results 51
8. Integrated Risk Management 53
9. Capital Adequacy 55
10. Credit Rating 56
11. Share Capital and Reserves 56
12. Definitions 57
13. Expenses 57
14. Life Insurance Business 58
15. Intangible Assets 63
16. Amortisation Schedule 63
17. Performance Summaries 64

For further information contact:

Carolyn Kerr - Investor Relations
Ph: 02 9378 5130
Fax: 02 9378 2344
E-mail address: ir@cba.com.au

Financial Highlights

(Except where otherwise stated, all figures relate to the year ended 30 June 2002 and comparatives are to the full year ended 30 June 2001.)

For the year ended 30 June 2002, the Commonwealth Bank Group recorded a net profit after income tax of $2,655 million, up 11% on the prior year.

The net profit from ordinary activities ('cash basis')(1) for the year ended 30 June 2002 after tax, and before goodwill amortisation and appraisal value uplift is $2,501 million. This is an increase of $239 million or 11% over the year ended 30 June 2001.

A fully franked dividend of 82 cents per ordinary share will be paid on 8 October 2002 to owners of ordinary shares at the close of business on 26 August 2002.

On a cash basis, the dividend payout ratio for the year is 76.2% up from 75.5% for the prior year.

The Group cash earnings result comprised:

	$M	% on 30/06/01
Segment profit after tax		
- Banking	2,067	up 15%
- Funds Management	216	up 45%
- Life Insurance		
Operating margins	185	down 5%
Investment returns	33	down 74%
Net profit after tax (cash basis)	2,501	up 11%

Banking

The Group's banking businesses achieved a strong result with net profit after tax increasing to $2,067 million, 15% over the prior year, reflecting:

- Net interest income growth of $236 million or 5%, which was achieved through a 6% growth in average interest earning assets compared with the prior year, primarily due to housing loans growth, partly offset by a slight decline of 2 basis points in net interest margin to 2.76%.
- Other banking operating income growth of $171 million or 7% driven by growth in lending fees (despite the impact of discounting home loan establishment fee offers) and commission income together with, strong trading income, and gains on sale of investments.
- Expenses were lower than the prior year levels with the banking cost to income ratio reducing by 3.6 percentage points to 54.1%.
- Bad debt expense increased by $64 million to $449 million mainly due to specific provisions required against two large corporate exposures in the first half of the year. Total bad debt expense represented 0.32% of risk weighted assets compared to 0.28% for the prior year. Bad debt experience for the second half was 0.11% of risk weighted assets (0.22% annualised) reflecting the improved credit quality of the Group's lending portfolio.

Funds Management

The contribution to profit after tax from the Group's funds management businesses increased to $216 million, 45% over the prior year.

On a pre tax basis the growth in profit was a strong 21% from $243 million last year to $294 million this year. The after tax result was positively impacted by a 17% fall in the income tax expense to $78 million due to the reduction in the corporate tax rate and the non recognition of overseas tax losses last year.

The result was characterised by growth in income of 14% to $842 million, partly offset by a 10% increase in expenses to $548 million due to costs associated with increased volumes, development costs associated with funds launched during the year and costs associated with the continuing development of the UK funds management operation.

Funds under management increased by 1 percent to $103 billion over the year to 30 June 2002. This reflected a 5% increase to 31 December 2001 and a 3% decline in the second half of the year. Average FUM for the year increased by 10% to $104 billion. Funds under management were impacted by poor investment returns, the loss of a few large institutional mandates in Australia and the run off of an asset management contract in the UK.

Life Insurance

Operating margins from life insurance businesses decreased by 5% from $194 million last year to $185 million at 30 June 2002.

Operating margins in Australia were $20 million or 11% higher than the prior year at $210 million. This result was mainly due to improved experience on mortality and disability claims, an increase in inforce premiums of 14% together with the benefit of higher average FUM balances within the unit linked investment business. These were partly offset by the run off in traditional and investment account business.

New Zealand operating margins were slightly higher than the prior year at $25 million however Asian operating margins were lower, falling by $30 million to a loss of $50 million for the year. The fall in operating margins within the Asian life businesses reflects the impact of global equity markets, start up expenses in relation to pension and retirement business within Hong Kong and other one off costs.

Investment returns for the year were $33 million after tax compared to $126 million in the prior year.

Investment returns in the prior year included a $47 million gain on the transfer of certain strategic investments into the life insurance business. Investment returns this year included a $15 million write down of Asian businesses. Excluding these items investment returns on shareholder funds were $31 million lower than in the prior year due to the poor performance of world equity markets.

Group Expenses

Total operating expenses for the Group were less than 1% higher than in the prior year increasing by $31 million to $5,201 million. Additional cost synergies of $205 million associated with the Colonial and Commonwealth Group integration were recognised in the current year, offset by volume related increases in expenses and the effect of EBA related staff cost increases.

The Group cost to income ratio declined from 58.6% to 57.4%. The Banking cost to income ratio declined from 57.7% to 54.1% or 3.6 percentage points.

The normalised cost to income ratio (2) for the Group decreased from 59.2% last year to 56.1% for the current year, an improvement of 3.1 percentage points.

Income Tax

Income tax expense includes amounts incurred on behalf of life insurance policy holders and corporate tax. During the year total income tax expense decreased by $77 million to $916 million however policyholder tax contributed $130 million to this reduction due to lower investment returns attributable to policyholders during the year.

The corporate income tax expense increased by $53 million or 6% to $952 million this year. This resulted in an effective corporate tax rate of 27.6% in the current year which was slightly lower than the prior year rate of 28.3%. The reduction reflects the drop in the corporate tax rate from 34% to 30% this year, partially offset by higher recognition of tax losses last year.

Financial Highlights (continued)

Banking[3]	$M	% on 30/06/01
Total operating income	7,262	up 6%
Net interest income	4,710	up 5%
Other operating income	2,552	up 7%
Operating expenses	3,929	down 1%
Bad debt charge	449	up 17%
Income tax expense	816	up 16%
Profit after tax	2,067	up 15%
Net interest margin	2.76%	down 2 bps
	$B	
Lending assets (net of securitisation) [4]	161	up 8%
Average interest earning assets	171	up 6%
Funds Management	$M	
Operating income [5]	842	up 14%
Operating expenses	548	up 10%
Income tax expense	78	down 17%
Profit after tax	216	up 45%
	$B	
Funds under management [6]	103	up 1%
- Retail	34	unchanged
- Wholesale	44	up 1%
- Life insurance	25	up 3%
Life Insurance	$M	
Operating margin		
- Australia	210	up 11%
- Asia and New Zealand	(25)	down $29 million
Investment earnings on assets in excess of policyholder liabilities	33	down 74%
Profit after tax	218	down 32%
	$B	
Life insurance assets	36	down 4%

Appraisal Value Uplift [7]

For the year ended 30 June 2002, appraisal values of the life insurance and funds management businesses increased by $577 million. The increase comprised:

- A $57 million change to net tangible assets being, profits of $434 million offset by other capital movements of $377 million:
- Other valuation changes of $43 million and
- An appraisal value uplift of $477 million being $147 million relating to the transfer into a market value environment of CFS property and underlying uplift of $330 million.

The underlying uplift of $330 million is broadly in line with expectations and slightly in excess of goodwill amortisation. (Refer summary of Life and Funds Management Valuations on Page 27)

Goodwill Amortisation

The goodwill amortisation charged in determining the result for the year was $323 million, slightly lower than last year due to the write off of goodwill related to synergies realised during 2001.

Key Performance Measures

		On 30/06/01
Return on equity (statutory)	14.67%	Up 1.17 percentage points
Return on equity (cash basis)	13.93%	Up 1.10 percentage points
Earnings per share (cents) (statutory) - basic	209.6	Up 11%
Earnings per share (cents) (cash basis) - basic	197.3	Up 10%
Total assets held and funds under management	$327 B	Up 6%

The purchase of Colonial resulted in an initial dilution of EPS (cash basis). With the major integration milestones now achieved EPS has begun to increase as the impact of synergies are reflected in earnings.

Integration of Colonial

The Colonial integration work is substantially complete with the Group having achieved its forecast synergy benefits of $380 million in cost savings and $70 million in revenue synergies by 30 June 2002. This achievement was ahead of forecast with much of the designated year 3 work completed ahead of schedule. Included within the result to 30 June 2002 is an additional $205 million in cost synergies and $30 million in revenue synergies compared to those achieved last year.

The majority of cost synergies achieved this year were in the banking segment with future life and funds management synergies to be achieved through the implementation of the organisational restructure announced in December 2001. The future synergies will arise from the merger of the Commonwealth life and funds management business with Colonial First State and the associated product/systems rationalisation in the life businesses. (Refer Funds Management Business Analysis on page 23).

Balance Sheet, Funding and Capital

The Group's balance sheet and capital position has strengthened further over the past year. Interest earning assets grew 8% and the overall credit quality improved due mainly to the strong growth in home loans. This growth was largely funded by a strong increase in retail deposits of 10%, and as a result of this, wholesale funding was lower than expected.

The Group's capital position remains strong with Tier 1 capital at 6.78%, Tier 2 capital at 4.28% and total capital ratios remain higher than June 2001 and December 2001 levels.

The Group continues to focus on optimising the level and mix of capital supporting its operations while maintaining a prudent and high quality capital base. Consistent with this strategy, the Group intends to issue innovative capital securities (Hybrids) to enable it to undertake a share buy-back of approximately $500m. Subject to the receipt of regulatory approvals, the Group intends to complete these capital management initiatives by the end of this calendar year.

Following the above initiatives the Group's strong capital position will be maintained.

The Bank's credit ratings have been affirmed as set out on page 31.

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and outside equity interest, before goodwill amortisation and life insurance and funds management appraisal value uplift.

(2) The normalised cost to income ratio is determined by substituting an assumed 8% pre tax investment return for actual investment returns and removes policy holder tax from the income line. This ratio removes the distortion caused by volatility in investment income and movements in policyholder tax.

(3) Includes General Insurance.

(4) Net of loans securitised of $7,047 million ($6,773 million at 30 June 2001).

(5) Includes internal income.

(6) Includes internal and external FUM.

(7) AASB 1038 requires that all investments owned by a life company be recorded at market value. The 'appraisal value uplift' is the periodic movement in the Balance Sheet asset 'excess of market value over net assets'

Group Performance Summary

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Profit from ordinary activities after tax (statutory)	**2,655**	2,398	11
Profit from ordinary activities after tax ('cash basis [1]')	**2,501**	2,262	11
Income			
Interest income	**10,455**	11,900	(12)
Interest expense	**5,745**	7,426	(23)
Net interest income	**4,710**	4,474	5
Other banking operating income	**2,552**	2,381	7
Total banking income	**7,262**	6,855	6
Life insurance income [2]	**997**	1,268	(21)
Funds management income	**809**	701	15
Total Income	**9,068**	8,824	3
Expenses			
Operating expenses	**5,201**	5,170	1
Charge for bad and doubtful debts	**449**	385	17
Total Expenses	**5,650**	5,555	2
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	**3,418**	3,269	5
Income tax expense [2]	**916**	993	(8)
Profit from ordinary activities after income tax	**2,502**	2,276	10
Outside equity interests	**(1)**	(14)	(93)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	**2,501**	2,262	11
Appraisal value uplift	**477**	474	1
Goodwill amortisation	**(323)**	(338)	(4)
Net profit after income tax attributable to shareholders of the Bank	**2,655**	2,398	11
Contributions to profit (after tax)			
Banking	**2,067**	1,793	15
Life insurance	**218**	320	(32)
Funds management	**216**	149	45
Profit after tax from ordinary activities ('cash basis [1]')	**2,501**	2,262	11
Goodwill amortisation	**(323)**	(338)	(4)
Appraisal value uplift	**477**	474	1
Net profit after income tax attributable to shareholders of the Bank	**2,655**	2,398	11

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and outside equity interest before goodwill amortisation, life insurance and funds management appraisal value uplift.

(2) Included within life insurance income and tax expense is a $36 million tax credit relating to policyholder losses (30 June 2001: $94 million expense). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil (Refer page 25).

As at	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Balance Sheet - Summary			
Total Assets	**249,648**	230,411	8
Total Liabilities	**228,592**	210,563	9
Shareholders' Equity	**21,056**	19,848	6
Assets held and Funds under management			
On Balance Sheet			
Banking assets	**211,130**	191,333	10
Life insurance funds under management	**25,355**	24,527	3
Other life insurance and funds management assets	**13,163**	14,551	(10)
	249,648	230,411	8
Off Balance Sheet			
Funds under management	**77,483**	76,954	1
	327,131	307,365	6
Banking Assets	**211,130**	191,333	10
Life insurance and internal funds management assets	**38,518**	39,078	(1)
External funds under management	**77,483**	76,954	1
	327,131	307,365	6

	Full Year Ended		
	30/06/02	30/06/01	30/06/02 vs 30/06/01 %
Shareholder Summary			
Dividends per share (cents) - fully franked	**150**	136	10
Dividends provided for, reserved or paid ($million)	**1,913**	1,720	11
Dividend cover (times) - statutory	**1.4**	1.4	-
Dividend cover (times) - cash	**1.3**	1.3	-
Earnings per share			
Statutory – basic (1)	**209.6c**	189.6c	
Statutory – fully diluted (1)	**209.3c**	189.3c	
Cash basis - basic(3)	**197.3c**	178.8c	
Cash basis – fully diluted (3)	**197.0c**	178.6c	
Dividend payout ratio (%) (2)			
statutory	**71.7**	71.2	
cash basis (3)	**76.2**	75.5	
Net tangible assets per share ($)	**10.89**	10.19	
Weighted average number of shares (basic)	**1,250m**	1,260m	
Weighted average number of shares (fully diluted)	**1,252m**	1,262m	
Shares at end of period	**1,253m**	1,244m	
Number of shareholders	**722,612**	709,647	
Share prices for the period ($)			
Trading high	**34.94**	34.15	
Trading low	**24.75**	26.18	
End (closing price)	**32.93**	34.15	

(1) Calculated in accordance with AASB 1027: Earnings per Share.
(2) Dividends paid divided by earnings.
(3) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value uplift. Earnings are net of dividends on preference shares of $34 million (30 June 2001:$9 million).

Group Performance Summary (continued)

	Full Year Ended	
	30/06/02 %	30/06/01 %
Performance Ratios (%)		
Return on average shareholders' equity [1]		
statutory	**14.67**	13.50
cash basis	**13.93**	12.83
Return on average total assets [2]		
statutory	**1.11**	1.07
cash basis	**1.04**	1.01
Return on average total assets and FUM		
statutory	**0.84**	0.81
cash basis	**0.79**	0.74
Capital adequacy - Tier 1	**6.78**	6.51
Capital adequacy - Tier 2	**4.28**	4.18
Deductions	**(1.26)**	(1.53)
Capital adequacy - Total	**9.80**	9.16
Productivity		
Cost to total average assets ratio	**2.17**	2.30
Cost to assets held and funds under management	**1.64**	1.75
Staff expense/Total operating income	**26.35**	26.74
Total operating income per FTE	**$262,856**	$252,400
Other Information (numbers)		
Full time staff	**30,378**	31,976
Part time staff	**7,714**	7,161
Full time staff equivalent	**34,498**	34,960

(1) Ratio based on profit from ordinary activities after tax and outside equity interest applied to average shareholders equity, excluding outside equity interests.

(2) Based on profit from ordinary activities after tax and outside equity interest. Averages are based on beginning and end of period balances.

Cost to Income Ratios

The life insurance and Group cost to income ratios can be distorted by movements in investment markets from period to period. Further, the life insurance result incurs added volatility from the grossing up of tax paid on behalf of policy holders within the life insurance income and income tax expense lines as explained in the Life Insurance – Business Analysis on page 25.

To provide a more relevant presentation of the underlying cost performance of the life insurance business and remove volatility from the Group cost to income ratio, a "normalised" ratio has been determined. The normalised ratio excludes policy holder tax from the life insurance income line and substitutes an assumed long term 8% pre tax return on shareholders' funds for actual investment returns on shareholders' funds. Comparatives for the prior period have also been adjusted.

Cost to Income Ratios	30/06/02 %	30/06/01 %
Banking	**54.1**	57.7
Funds Management	**65.1**	67.1
Life Insurance	**75.9**	59.5
Life Insurance (normalised)	**63.5**	64.0
Group	**57.4**	58.6
Group (normalised)	**56.1**	59.2

Commonwealth Bank of Australia provides a wide range of banking, financial and related services, primarily in Australia and New Zealand. These services include personal, business and corporate banking, life insurance and funds management. On 13 June 2000 the Group acquired 100% of Colonial Limited, significantly increasing its wealth management capabilities.

On 20 December 2001 the Group announced an organisation restructure, effective from end of February 2002. The new structure has created five customer-facing business divisions, designed to align product development and service delivery more fully with the Group's customer segments. The new businesses are –

Retail Banking Services (RBS) - incorporating delivery of service to our mass-market personal segments plus manufacturing of banking products.

Premium Financial Services (PFS) – incorporating delivery of service to personal customers with more complex financial needs.

Institutional and Business Services (IBS) – incorporating delivery of services to all business and corporate clients, ranging from small businesses through to large corporations.

Investment and Insurance Services (IIS) – incorporating management of the Group's managed funds, master funds, superannuation and insurance products, as well as liaising with and supporting third-party financial planners and in-house advisers.

International Financial Services (IFS) – incorporating our existing operations in New Zealand, Fiji, the Philippines, Indonesia, Vietnam, Hong Kong and China.

The functions formerly within the Technology, Operations and Procurement Division (TOP) are being repositioned into other business units. Back-office operational areas will be relocated into RBS and IIS, providing management of those divisions with end-to-end accountability for customer service outcomes. The technology function will report to the CEO, strengthening its role in the Group's long-term strategic positioning.

This structure complements the Group's greater strategic focus on wealth management and provides a better position from which to meet the needs of all customer segments. The grouping together of manufacturing activities and services relevant to particular customer segments ensures greater clarity and focus, removes service and distribution resource overlaps and achieves improved efficiencies.

Strategic Initiatives

There are a number of trends underway which are changing our view of the future, and accordingly we are adapting our strategic response.

Demographic change and government retirement policies are continuing to place greater demands on consumers to ensure their own financial wellbeing. This continues to increase the complexity of their financial needs, leading to greater demand for more sophisticated services and trustworthy advice.

At the same time, the Internet and other communications technologies provide consumers with access to a multitude of information on products, services and providers globally. Many consumers are using these resources to take a more active approach to having their complex and individual financial needs met, and are more willing to experiment with a wide range of providers.

In response to this demand, and as a result of on-going technology change, new players continue to enter selective segments of the market. These new players typically operate with lower cost structures, placing continued pressure on margins of traditional players.

The rising consumer demands are also prompting more active involvement from regulators, sometimes prompting changes that negatively impact on supplier costs without commensurate benefits to the consumer.

These trends are placing increased pressure on traditional broad-based players, at a time when capital investors focused on short term performance.

The key implication from these trends is a movement towards an increasingly customer-driven market. This is happening at a time when there is greater scrutiny worldwide on corporate behaviour in general, and on the reputation of financial services institutions in particular.

In this environment, financial services companies that can help people navigate their way through the maze of offerings and instill confidence in their financial wellbeing will be chosen ahead of others. Companies that play a role in restoring and building faith in the systems and institutions that underpin our society will earn society's respect.

We are implementing a range of strategic responses to this environment, centred around providing our customers with quality service and helping them meet their lifetime financial needs. Initially we are focussing on seven key initiatives –

We are building a "premium" banking service to meet the unique needs of those customer segments seeking a personalised advice-based service. This service will differ from traditional financial advisers in that it will support all aspects of financial management, not just investments.

We are redesigning and rebuilding our support for the small to medium-sized business segments. This work will leverage the experience of our staff involved in servicing large corporates, bringing knowledge of sophisticated financing and risk products and relationship management processes into this segment. We aim to provide a significantly better service level to these segments, which should result in increased market share.

We are leveraging the expertise in our Investment and Insurance Division, specifically the knowledge gained by Colonial First State in dealing with independent financial advisers, to build a stronger in-house advisory capability. This will be supported by continued product innovations, such as our recently launched "First Choice" masterfund. These initiatives aim to improve our ability to meet the financial planning advice needs of our customers.

In our retail segments we are significantly improving our service levels, by empowering our front-line staff with better information, tools and decision-making capabilities so that they can better meet customer needs and quickly resolve any problems.

In our international markets we continue to look for opportunities to expand, with a focus on leveraging our wealth management services and expertise.

All of these initiatives require us to enhance our systems and processes supporting our people, so that our people can **make it happen** for our customers. This is underway.

In addition to these growth initiatives, we continue to look for ways of improving productivity by re-engineering processes and exploiting our scale advantage.

The Bank expects that total staff numbers will be reduced by around 1,000 by the end of this financial year as a result of eliminating duplication, inefficiencies and some back office processing. In addition to the 500 positions announced earlier, a further 1,550 positions will no longer be required. At the same time, there is expected to be an increase of some 550 positions, principally providing customer service. While every attempt will be made to redeploy displaced staff, where this is not possible staff will receive a redundancy package.

With over 1,000 branches, the Commonwealth Bank's branch network remains Australia's largest, exceeding its nearest competitor by around 200 branches and the Bank has today announced that it will keep branch numbers at the current level. As a consequence, a small number of branches that the Bank had previously announced as closing, will not close, as of today.

Outlook Statement

Equity market volatility is leading to increasing concern about the global economic outlook, particularly in the US.

Australia recorded a relatively good economic performance over the past year, despite global uncertainty, based on strong growth in housing and consumer expenditure.

However, the global outlook constitutes a significant risk to the Australian outlook.

Within the Australian domestic economy, housing is expected to slow over the coming year and business investment will need to record an upturn in order to sustain overall activity levels. Fluctuating equity prices could also undermine confidence.

Continuing firm credit growth this year depends upon business lending increasing as housing lending declines. Competitive pressures will remain strong in this environment.

The high level of household indebtedness constitutes a medium term risk to the outlook. In particular, high household debt levels may constrain future credit growth, leading to slower credit growth over coming years than has been the case in the past.

Productivity growth will remain critical in the face of intensifying competition. The Bank's productivity initiatives are founded in flexible application of technology, scale advantages and staff skills to achieve continuous gains.

Customer service is a core strategic focus for the Bank's future direction. Our business goals are all centred on delivering superior customer outcomes. This focus becomes even more important in the uncertain economic environment.

The directors expect satisfactory earnings growth over the coming year after the cost of implementing strategic initiatives (detailed previously) of $120 million after tax.

These net initiatives will produce ongoing annual benefits exceeding the cost of implementation.

The economic uncertainties outlined above are expected to put pressure on corporate and shareholder returns, within Australia and overseas. The Group continues to target top quartile Total Shareholder Return (TSR) in the long term, albeit market uncertainties may lower the quantum of TSR in comparison to recent historical trends.

The Group is well positioned to capitalise on opportunities as they arise. Our initiatives focus on customer service and productivity which are critical in the uncertain economic environment. To deliver this we will continue to target 3-6% annual productivity improvement (excluding one off impact of strategic initiatives) together with maintenance of strong Balance Sheet and Capital positioning.

Dividends will be based on Cash Earnings Per Share, having regard to the following:

- Rate of business growth;
- Capital adequacy;
- Investment requirements;
- The cyclical nature of life insurance investment returns and expectations of long term investment returns, and
- A range of other factors.

Subject to these factors, the group will continue to maintain a high payout ratio relative to its peers. The dividend payout ratio for the year was 76.2% on a cash basis.

Net Profit After Tax (Cash basis)

- The Group recorded a net profit after tax before goodwill amortisation and appraisal value uplift for the year of $2,501 million. This result represents an 11% increase over last year.



Net Profit After Tax (Cash basis)
3000
2500
2000
1500
1000
500
0
$ million
2068
2262
2501
Proforma Jun-00
Jun-01
Jun-02

Operating Income

- Total operating income for the year was $9,068 million (30 June 2001: $8,824 million).
- Net interest income of $4,710 million represents an increase of 5% over the last year.
- Other banking operating income of $2,552 million, represents an increase of 7% over the last year.
- Life insurance income of $997 million represents a decline of 21% over the last year, primarily due to lower policy holder tax and lower investment returns.
- External funds management income of $809 million (excluding $33 million of internal income) represents an increase of 15% over the last year.



Operating Income
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
$ million
8,432
8,824
9,068
541
1557
2178
4156
701
1268
2181
4474
809
997
2552
4710
Proforma Jun-00
Jun-01
Jun-02
Net Interest Income
Other Banking Operating Income
Life Insurance Income
Funds Management Income

Cost Ratios

- The Banking cost to income ratio has declined from 57.7% for the year ended 30 June 2001 to 54.1% for the current year.
- The funds management cost to income ratio has decreased from 67.1% for the year ended 30 June 2001 to 65.1% for the current year.
- The life insurance cost to income ratio on a normalised basis has decreased from 64.0% for the year ended 30 June 2001 to 63.5% for the current year.
- The Group cost to income ratio on a normalised basis has decreased by 3.1 percentage points from 59.2% at June 2001 to 56.1% at 30 June 2002.



Normalised Cost / Income Ratios
75%
70%
65%
60%
55%
50%
45%
40%
71.6%
67.1%
65.1%
64.0
63.5%
60.8%
59.2%
58.7%
57.4%
57.7%
56.1%
54.1%
Proforma Jun-00
Jun-01
Jun-02
Banking
Funds Management
Life Insurance
Group

Main Financial Indicators (continued)

Lending Assets Growth

- Lending assets spot balances (net of securitisation) have increased by $11 billion or 8% over the prior year. The majority of this growth has been achieved in housing which increased $12 billion or 17% over the prior year. This reflects improved market conditions and the effect of Group strategic initiatives. Other lending categories fell with a slight increase in personal lending offset by falls in corporate and business lending.



Lending Assets Growth
$ billion
145
150
161
Jun-00
Jun-01
Jun-02
Housing
Personal
Business
Corporate
Bank Acceptances

Funds Under Management

- Total funds under management (FUM) at 30 June 2002 increased by $1.4 billion or 1% over 30 June 2001 to $103 billion. Total FUM consists of $78 billion in external FUM and $25 billion in FUM managed on behalf of the life insurance business (Refer table on page 23). The FUM balances were impacted by volatile market conditions and a general decline in world equity markets later in the year.
- Average FUM has increased by 10% to $104 billion for the current year.
- Retail FUM (including international funds) has remained flat at $34 billion.
- Wholesale FUM (including international funds), which includes assets managed within masterfund offerings was also flat at $44 billion.
- The Group's custody business administers $79 billion of assets.



Funds Under Management
$ billion
88
101
103
Jun-00
Jun-01
Jun-02
Retail
Wholesale
Internal Managed Life
Average FUM

Note:

(1) Internal Managed Life FUM relates to the funds managed for the Life Insurance businesses of the Group.

(2) Total FUM as reported by ASSIRT has changed to reflect only the Australian Sourced and managed funds. As such FUM per ASSIRT of $81 billion excludes approximately $22 billion in international funds.

Shareholder Returns

Earnings Per Share – Cash Basis

- Earnings per share is up 10.1% or 18 cents to 197 cents in the year ended 30 June 2002 compared with the prior year. The EPS was initially diluted as expected following the Colonial acquisition and is now increasing with earnings growth and the benefit of synergies from the Colonial acquisition are realised.

Return on Equity

- Return on equity (cash basis) for the year ended 30 June 2002 has increased by 1.10 percentage points over the year ended 30 June 2001 from 12.83% to 13.93%.
- Return on equity (statutory basis) for the year ended 30 June 2002 has increased by 1.17 percentage points over the prior year from 13.50% to 14.67%.



Shareholder Returns
181
179
197
12.46%
12.83%
13.93%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
200
180
160
140
120
100
80
60
40
20
0
Proforma Jun-00
Jun-01
Jun-02
ROE - Cash Basis
EPS - Cash Basis

Share Price Performance

Total Shareholder Return (TSR) is calculated using movements in the share price assuming all dividends are reinvested. The five year return to 30 June 2002 is 21.6%.



Share Price Performance
40%
35%
30%
25%
20%
15%
10%
5%
0%
$40
$35
$30
$25
$20
$15
$10
$5
$-
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
CBA Total Shareholder Return for 5 years (%)
Average TSR (ANZ, NAB, Westpac)
Closing Share price at half years ($)

Banking Performance Summary

The contribution from the Group's banking business has increased 15% over the prior year to $2,067 million, driven by strong cost control while maintaining income growth. Net interest earnings increased by 5% to $4,710 million and other banking income increased by 7% to $2,552 million. Average interest earning assets have increased by 6% over the prior year to $171 billion. Expenses were $29 million below the prior year, resulting in a 15% increase in underlying profit to $3,333 million. This growth has been partly offset by a $64 million increase in the provision for bad and doubtful debts.

Profit Summary	Full Year Ended 30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Underlying Profit (before bad debts and income tax expense)	**3,333**	2,897	15
Profit from ordinary activities after tax [1]	**2,067**	1,793	15
Lending Assets [2]	**161,216**	149,776	8
Average interest earning assets	**170,634**	160,607	6
Average interest bearing liabilities	**157,105**	145,978	8
Risk weighted assets	**141,049**	138,383	2
Net impaired assets	**614**	415	48
Performance Ratios (%)			
Net interest margin	**2.76**	2.78	(1)
General provision/Risk weighted assets	**0.96**	1.01	(5)
Total provisions/Gross impaired assets (net of interest reserved)	**183.9**	251.6	(27)
Non-interest income/Total operating income	**35.1**	34.7	1
Cost to average assets ratio	**1.96**	2.10	(7)
Cost to income ratio [3]	**54.1**	57.7	(6)
Other Information (numbers)			
Branches/service centres (Australia)	**1,020**	1,066	(4)
Agencies (Australia) [4]	**3,936**	3,928	-
ATMs [5]	**3,950**	3,910	1
EFTPOS terminals	**126,613**	122,074	4
EzyBanking sites	**730**	659	11

(1) Represents profit after tax and outside equity interest and before goodwill amortisation.
(2) Lending Assets represents loans, advances and receivables and bank acceptances excluding provisions for bad and doubtful debts and securitised balances. Securitised balances are not included in lending assets and amounted to $7.0 billion as at 30 June 2002 compared to $6.8 billion as at 30 June 2001.
(3) The factors affecting the Group and banking cost to income ratio are discussed on page 29 of this profit announcement.
(4) Includes Australia Post and private agencies.
(5) Includes third party ATMs.

Major Balance Sheet Items

As at	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Loans, advances and other receivables [1]			
Gross Housing	**92,886**	80,284	16
Securitisation	**(7,047)**	(6,773)	4
Housing (net of securitisation)	**85,839**	73,511	17
Personal	**8,230**	7,768	6
Business	**30,988**	32,224	(4)
Corporate	**23,642**	24,198	(2)
Bank acceptances	**12,517**	12,075	4
Total lending assets	**161,216**	149,776	8
Trading securities			
Corporate	**8,389**	6,909	21
Deposits and other public borrowings			
Personal	**64,229**	58,620	10
Business	**19,486**	16,351	19
Corporate	**49,085**	42,384	16
	132,800	117,355	13
Debt issues			
Corporate	**23,575**	24,484	(4)

Detailed analysis of the above is provided in Banking - Business Analysis (Refer pages 15 to 17).

(1) Loan balances are before provisions for impairment.

	Full Year Ended		
Profit Summary	**30/06/02 $M**	**30/06/01 $M**	**30/06/02 vs 30/06/01 %**
Interest income	**10,455**	11,900	(12)
Interest expense	**5,745**	7,426	(23)
Net interest income	**4,710**	4,474	5
Other operating income	**2,552**	2,381	7
Total operating income	**7,262**	6,855	6
Operating expenses	**3,929**	3,958	(1)
Underlying profit	**3,333**	2,897	15
Charge for bad and doubtful debts	**449**	385	17
Profit from ordinary activities before income tax	**2,884**	2,512	15
Income tax expense	**816**	705	16
Outside equity interests	**1**	14	(93)
Profit from ordinary activities after income tax	**2,067**	1,793	15

Detailed analysis of the components of Banking Profit is provided on pages 18 to 21.

Banking Business Analysis

(All figures relate to the year ended 30 June 2002. All comparisons are to 30 June 2001 unless otherwise stated. Market share statistics represent Australian operations.)

As shown in the Banking Performance Summary on page 14, total lending assets have grown by $11.4 billion to $161.2 billion during the year to 30 June 2002. As at 30 June 2002, securitised home loan balances amounted to $7.0 billion, an increase of $0.2 billion in the year. Including securitisation, lending assets have increased by $11.7 billion since 30 June 2001. Lending balance growth was driven predominantly by Home Loans, which have grown by $12.6 billion or 16%. Personal lending balances have increased by $0.5 billion or 6% over the year while Corporate and Business lending balances have decreased $1.8 billion since 30 June 2001.

An analysis of the key areas is detailed below.

Personal Products

Housing Loans

The Group's home loan outstandings, including securitisation, totalled $92.9 billion at 30 June 2002, an increase of $12.6 billion or 16%. Securitised balances were $7.0 billion as at 30 June 2002 compared to $6.8 billion as at 30 June 2001.

Growth in home loans has been strong, with record levels of new business written in the year as a result of specific campaigns undertaken, with a focus on growing share of the mortgage broker channel, and strong demand in the housing market generally. In particular this growth was driven by a low interest rate environment, the continuation of the Government's first home owner's grant and a relatively robust economy, although recent increases in interest rates may result in a slowing of credit growth in the future. The Group has also obtained a larger share of the third party broker market during the year with the CBA's share of approvals growing from 6.9% at 30 June 2001 to 11.9% at 31 March 2002. The Group's market share continued to stabilise, remaining constant at 20.1% in the second half of the year compared with 20.4% at 30 June 2001. *(Source: APRA Residentially Secured All Lenders)*.

Personal Lending

Personal Lending balances at 30 June 2002 amounted to $8.2 billion, a slight increase of $0.5 billion compared with the balance at 30 June 2001. The principal balances included within Personal Lending are credit card outstandings and personal loans.

Credit Cards

Credit card outstandings for the Group totalled just over $4.8 billion at 30 June 2002, an increase of $0.6 billion on the balance at 30 June 2001. The number of merchants increased to over 151,000 with growth achieved through greater emphasis on developing new bill payment services, particularly via the telephone and emerging channels such as mobile EFTPOS and the Internet. The Group's market share of Credit Card outstandings has increased to 21.6% as at June 2002 from 21.4% at 30 June 2001*(Source: RBA)*.

Personal Loans

Personal loan outstandings for the Group totalled $3.5 billion at 30 June 2002 compared with $3.7 billion as at 30 June 2001. As a result of continued growth in the use of credit cards and home loan redraw facilities, the market for personal loans is in decline. The Group's focus during the year was on customer retention initiatives and it continues to hold the largest share of the personal loan market with 21.3% as at March 2002 compared to 21.9% as at June 2001 *(Source: APRA)*.

Deposit Products

As at 30 June 2002, the Group's retail deposit base in Australia stood at approximately $64.2 billion, a 10% increase from 30 June 2001. The flow of funds into retail deposits was initially associated with the events of September 11 and continued in the second half with customer uncertainty associated with volatile equity markets. A corresponding impact was seen in the managed funds business. The Group is the largest acceptor of retail deposits in Australia with a market share of 24.2% at March 2002 compared with 24.0% at June 2001 *(Source: APRA All banks)*.

Share Trading

Commonwealth Securities maintained its position as the leading broker in Australia in terms of the number of transactions. The total number of clients increased from 652,000 at 30 June 2001 to 742,000 at 30 June 2002. Over 85% of CommSec trades are now conducted online with the balance by telephone. Service and efficiency have been further improved in the year through additional features such as the addition of electronic contract notes and customer financial history, audio and audio-visual market commentary and enhanced charting and research facilities.

Business and Corporate Products

Business Lending

At 30 June 2002, total Business Lending (excluding bank acceptances) amounted to $31.0 billion, representing a reduction of $1.2 billion over the year and reflecting weak business confidence for much of the period. The Group's market share of business lending as at March 2002 was 14.7%, down slightly from 14.8% as at June 2001. *(Source: RBA)*.

A number of successful campaigns were run during the year, with some focusing on cross selling. This included 'Business Directions', a campaign, designed to promote interest rate risk management solutions, 'Business Select', an integrated financing and transaction offering and the Farm Management Deposit, a tax effective way for farmers to set aside income from more productive years to those affected by adverse factors when it is needed most.

Corporate Lending and Deposits

Corporate Lending balances amounted to $23.6 billion at 30 June 2002, representing a decrease of 2% or $0.6 billion in the year. Corporate Deposits have increased by $6.7 billion to $49.1 billion at 30 June 2002, an increase of 16% (including certificates of deposit).

The Group's Institutional and Business Services Division, established as part of the new organisational structure announced on 20 December 2001, services the Group's institutional and corporate clients, Government entities, other major financial institutions, and middle market and small business customers. The products offered include financial markets, corporate finance payments and transaction services, and custody. Highlights during the year included the following:

Financial Markets

Financial Markets performed well with trading income up 15% due to clients' increased focus on foreign exchange, derivatives and interest rate risk management, given the prevailing volatile market conditions, and successful positioning of the trading books ahead of global market movements.

New developments during the year included the successful establishment of oil and gas hedging products for clients, completion of a consumer oriented labelling programme with the Australian Greenhouse Office which saw the first Greenhouse Friendly Certification issued in November 2001, and the development of a leading market position in originations, structuring and distribution of corporate mortgage backed securities (CMBS).

The progress of eCommCorporate, the Group's online financial markets dealing platform, has been significant with a doubling of customer numbers to over 2,000 in the year. Transaction volumes and turnover have grown strongly with a corresponding expansion in the products offered during the year to include Investment Bank Bills and Fixed Term Deposits.

Banking Business Analysis (continued)

Corporate Finance

Corporate Finance continues to develop and implement innovative debt and equity structures to meet the capital needs of clients. Substantial transactions undertaken in the 12 months to 30 June 2002 include:

- Sponsor, Senior Debt Joint Lead Arranger and Underwriter, Hedge Bank, Agent and Security Trustee for the Southern Cross Consortium, the successful bidder for the privatisation of Sydney Airport.
- Arranger, Debt and Equity Provider of Operating Lease over new and used trains for Melbourne Transport Enterprises.
- Lead Arranger of a limited recourse project finance facility for QCT Resources, one of the largest resource project finance deals undertaken in Australia.
- Joint Lead Arranger and Underwriter of a dual currency facility for BHP, relating to the de-merger of BHP Steel.
- Joint Lead Arranger of a finance package to fund the buyout of Just Jeans by Catalyst Investment Managers.
- Arranger of Commercial Mortgage Backed Securities transactions for Investa and MCS Capital.

$15.3 billion of capital was raised for clients in the year to 30 June 2002. Of the total amount raised, 40% was by originations, 41% financing by direct lending and the balance by syndicated loans.

Working Capital Services

Working Capital Services provides a full suite of products to support the financial and operational working capital needs of the Bank's Institutional, Corporate and Business clients, including payable and receivable transactional products and accounts, credit cards, cash pooling, information services and tools to efficiently manage funds, and a complete range of business financing options.

Funds and transaction volumes have both increased as a result of growth in new business, which has been driven by the launch of a new client service model during the year, providing a differentiated client offering. During the period, a more sophisticated Cash Management Pooling Facility was made available to our institutional clients. Direct Entry processing for Government clients, replicating the service they previously received from the Reserve Bank was also introduced.

Commonwealth Custodial Services

Commonwealth Custodial Services continues to consolidate its position in the market with $79 billion of assets under administration at 30 June 2002.

Distribution and Customer Access

The Group operates the largest financial services distribution network in the country, servicing over 10 million personal and business customers through a wide range of direct customer contact, self-service and third party channels. Strategic emphasis is on better aligning sales and service to the needs of distinct customer segments by recognising that different types of service are required by different customer segments.

Direct contact service channels

Further reconfiguration of the branch and business banking centre networks was undertaken over the 12 months reflecting changing customer needs and banking behaviour.

The branch network was reduced by 46 over the year, from 1,066 at June 2001 to 1,020 at June 2002. This ongoing rationalisation of the branch network is being undertaken in line with customer demand and usage patterns. The Group is now well positioned in terms of overall points of representation and will further intensify its focus on service delivery processes.

In implementing the Group's customised approach to service, a number of initiatives were undertaken during the year including;

To better meet the full financial services needs of all customers, the Group's key objective is to broaden and deepen relationships with existing customers through a focus on cross-selling of related products and services wherever appropriate.

The introduction of a Premium Banking service for high value personal customers in December 2001, providing relationship management services through 18 Premium Banking Centres nationally.

A new delivery model for home loan customers was introduced with greater specialisation and focus in the key areas of sales, after-sales maintenance and customer retention. This has involved redefining the role of some 500 personal lenders to focus solely on sales, thereby complementing the Group's 202 mobile bankers to create a more effective home loan sales force. Additionally, new positions have been created to focus on after-sales care, service and customer retention.

To better meet the wealth management and wealth creation needs of customers, financial advisory staff have been grouped as either financial planners or investment consultants, with staff filling these roles required to satisfy well-defined accreditation/qualification levels.

A team-based selling initiative has been implemented for Business Banking customers, which is based on restructuring products around six core areas of expertise, and utilising specialists in the areas of lending, transactional banking, personal financing, specialist finance, risk management and wealth management. This initiative aims to enhance the customer experience by providing all finance solutions to our customers' financial and business management needs, through increased responsiveness, service quality, and streamlining of processes.

The Group's direct customer contact network continues to be augmented by the alliance with Australia Post. Personal Banking services are available at 3,729 Australia Post agencies across the country, together with the expansion of transactional banking services for business clients to 207 Australia Post locations.

Electronic and Direct Banking

Customer usage of direct and self-service banking continues to gain pace. The total number of transactions performed in direct/electronic channels increased over the year to June 2002, while branch teller transactions continued to decline. As a result, the proportion of total transactions carried out in-branch was further reduced, from 15.6% to 14.4% in the 12 months to 30 June 2002. Over the year, NetBank was the fastest growing channel, processing more than 158 million transactions in the year.

Growth in the use of telephone banking has been strong, with in excess of 146 million calls received on the 132221 customer service line. Two new call centres were established during the year to ensure the Group is able to meet its expanding requirements going forward and to underpin its commitment to deliver quality customer service.

ATM and EFTPOS usage continue to grow, albeit at a lower rate, with total transactions up 12% and 22% respectively since June 2001. The Group retains the largest proprietary ATM and EFTPOS terminal networks in the country (3,049 and 126,613 terminals respectively).

Woolworths EzyBanking

Woolworths EzyBanking is available through 730 Woolworths, Safeway and Big W stores nationally. Sales of transaction accounts (Ezy Action) and credit cards (Ezy Mastercard) during the year have been above expectations with more than 600,000 account holders signed up as at 30 June 2002. Approximately 38% of these customers are new to the Commonwealth Bank Group.

Third Party

The Group manages a number of third-party distribution networks to sell a range of the Group's products, including managed funds, superannuation and life insurance risk products, and traditional banking products such as home loans and credit cards. Third-party networks include:

Banking Business Analysis (continued)

- Multi-agents and life brokers.
- Authorised financial planners through wholly owned businesses.
- Independent financial planners.
- Insurance franchisees.
- Mortgage brokers.

The growth in the Group's new home loan originations through mortgage brokers was particularly strong in the year to 30 June 2002 increasing from 6.9% to a 11.9% share of the mortgage broker market at 31 March 2002.

United Kingdom

The Group reviewed its businesses in the UK market, and will focus on funds management and wholesale trading operations. As a consequence the Group has sold the Newworld mortgage book and withdrawn from the retail mortgage market.

New Zealand Banking Operations

Performance Overview

ASB Bank had a strong year, with earnings 23% higher than those reported at 30 June 2001. The primary profit drivers were growth in net interest income due to increased lending volumes, an improved cost structure resulting from both lower unit costs and better productivity, and other income growth particularly from financial services. Customer retention and acquisition were key drivers of volume growth and the customer base grew by 63,195 or 7% during the year. As at 30 June 2002, ASB Bank had total assets of NZ$24.2 billion (June 2001:NZ$20.1 billion), including total advances of NZ $24 billion (June 2001 NZ $19.8 billion).

Lending

Personal and Rural lending volumes achieved record levels for the year. Personal lending growth was 16%, Rural lending growth was 28%, and total assets increased by 21%. This compared to the annual market growth rate of 8.1% for private sector credit (residents only)(*Source: Reserve Bank of New Zealand*). Record growth in home loans was due to ASB Bank's presence in the key Auckland market, effective marketing campaigns, together with positive market dynamics such as improved economic conditions, lower interest rates, and higher immigration.

ASB Bank's share of the home lending market was 14.3% for the year to March 2002, a 0.7% increase from 13.6% for the same period to March 2001.

Funding

ASB Bank's annual funding (total deposits) growth was 18% compared with the annual market growth rate of 6.1%, (*Source: Reserve Bank of New Zealand*). The majority of ASB Bank's growth was from term investments as safety and security of capital became important drivers following the events of September 11, 2001 and with the general decline in world equity markets.

Growth in deposit substitute products was primarily attributable to the good performance of the new financial services operations as the customer penetration strategy gathers momentum. ASB Bank's share of retail managed fund inflows was consistently near the top of all fund managers.

Transactions

Customer transaction volumes for the year were 5% higher than in the prior year, as the migration of transaction activity to self-service and direct channels helped to reduce overall costs to serve. Customer uptake of ASB Bank's internet banking service, FASTNET, continued to grow strongly. By 30 June 2002, FASTNET customer numbers had reached 181,000 (114,000 at 30 June 2001). Each month, 2.1m transactions are initiated through the FASTNET Classic and FASTNET Office services.

Net Interest Income	Full Year Ended 30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Interest Income			
Loans	**9,231**	10,246	(10)
Other financial institutions	**165**	280	(41)
Liquid assets	**142**	110	29
Trading securities	**359**	548	(34)
Investment securities	**517**	655	(21)
Dividends on redeemable preference shares	**41**	54	(24)
Other	**-**	7	large
Total Interest Income	**10,455**	11,900	(12)
Interest Expense			
Deposits	**4,241**	5,042	(16)
Other financial institutions	**193**	328	(41)
Debt issues	**1,064**	1,661	(36)
Loan capital	**232**	374	(38)
Other	**15**	21	(29)
Total Interest Expense	**5,745**	7,426	(23)
Net Interest Income	**4,710**	4,474	5

Net Interest Income

Net interest income for the year increased by 5% or $236 million from $4,474 million in the prior year to $4,710 million.

The increase in the net interest income was due to a $10 billion or 6% increase in average interest earning assets between 30 June 2001 and 30 June 2002. The increase was offset partially by a drop in the net interest margin from 2.78% for the year ended 30 June 2001 to 2.76% for the year ended 30 June 2002.

The table below highlights the effect of movements in net interest earning assets and interest margin on net interest income. Further details can be found in Appendices 6 & 7 of this report.

Increase/Decrease	Financial Year 2002 vs Financial Year 2001 $M	Financial Year 2001 vs Financial Year Proforma 2000 $M
Due to changes in average volume of interest earning assets and interest bearing liabilities	**278**	334
Due to changes in interest margin	**(42)**	(5)
Due to days variance in periods	**-**	(11)
Change in net interest income	**236**	318

The change in net interest income attributable to volumes is based on applying the change in interest earning balances to the average interest rates for the period. As shown in appendix 6 the growth in average interest earning assets of $10 billion during the year was driven primarily by strong growth in home lending as discussed on page 15. While this growth was in line with the prior year, the lower average rates for this year resulted in a lower volume impact on net interest income of $278 million compared to $334 million last year.

The change in net interest income due to changes in the net interest margin was negative $42 million this year reflecting the decrease in net interest margin of 2 basis points applied to the average balances for the period as discussed on page 19.

Banking Analysis of Performance (continued)

Group Interest Margins and Spreads

The following table shows margins and spreads for the Group. Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

Interest margin represents net interest income as a percentage of average interest earning assets.

The calculations of margins and spreads for Australia and Overseas include an allowance for transfer of offshore funding used to finance onshore lending. The lower overseas margins and spreads reflect the effect of the wholesale funding nature of that business.

	Full Year Ended	
	30/06/02 %	30/06/01 %
Australia		
Interest spread (1)	**2.75**	2.56
Benefit of interest free liabilities, provisions and equity (2)	**0.25**	0.43
Net interest margin (3)	**3.00**	2.99
Overseas		
Interest spread (1)	**1.16**	1.06
Benefit of interest free liabilities, provisions and equity (2)	**0.43**	0.55
Net interest margin (3)	**1.59**	1.61
Group		
Interest spread (1)	**2.47**	2.32
Benefit of interest free liabilities, provisions and equity (2)	**0.29** (4)	0.46
Net interest margin (3)	**2.76**	2.78

(1) Difference between the average interest rate earned and the average interest rate paid on funds.

(2) A portion of the Group's interest earning assets is funded by interest free liabilities and shareholders' equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3) Net interest income divided by average interest earning assets for the period.

(4) The reduction of this free funding benefit reflects the lower interest rates.

Group Interest Margin

The Group average net interest margin for the year to 30 June 2002 decreased by 2 basis points from the prior year to 2.76%.

This was a positive outcome given that the cash rate was reduced three times during the first half of the year by a total of 75 basis points and then increased twice by a total of 50 basis points during the second half as a tightening of monetary policy was implemented. Combined with this, there was pressure on margins from increased competition, particularly through the third party broker market.

These reductions were almost entirely offset by the positive impact from the availability of higher levels of retail deposits which provide a relatively low cost source of funding. Retail deposits grew $5.6 billion or 10% to $64 billion over the year to 30 June 2002.

Other Banking Operating Income

The following table sets forth the Group's other banking operating income for the year ended 30 June 2002 together with comparatives.

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Lending fees	**618**	602	3
Commission and other fees	**1,242**	1,173	6
Trading income	**489**	426	15
Dividends	**5**	14	(64)
Net gain on investments and loans	**78**	56	39
Net profit on sale of property, plant and equipment	**12**	25	(52)
General insurance premium income	**119**	107	11
Less general insurance claims	**(66)**	(57)	16
Other	**55**	35	57
Total Other Banking Operating Income	**2,552**	2,381	7

Other Banking Operating Income – Up 7% on 30/06/01

Other Banking Operating Income increased by 7% or $171 million from $2,381 million to $2,552 million over the prior year. Included within other banking income is non interest income earned on transactions and accounts within the Groups' personal, business and corporate customers. The principal reasons for the overall increase are set out below.

Lending Fees – Up 3% on 30/06/01

Lending fees have increased by 3% or $16 million to $618 million over the prior year mainly due to increased activity in the home lending market offset by the continuation of a number of discount linked establishment fee offers during the year and the fees earned in relation to Corporate Finance activity.

The Group has also increased its use of third party mortgage brokers during the year with commissions paid being netted off lending fees. The entry fee discounts and use of brokers are part of the Group's strategy to build lending balances to improve future earnings potential.

Commission and Other Fees – Up 6% on 30/06/01

Growth in commission and other fees has been driven by increased transaction activity, particularly within credit cards, with fees up 6% to $1,242 million at 30 June 2002. In relation to the credit card business there has been a 28% increase in the value of merchants' sales and a 25% increase in the value of credit cardholder sales during the year.

Commission and fee revenue was also positively impacted by a number of changes which were made to the fee structure during the second half of the year.

Retail transaction fees for the year to 30 June 2002 represent 14% (30 June 2001 : 12%) of Other Banking income and 5% (30 June 2001 : 4%) of total Banking income.

Trading Income – Up 15% on 30/06/01

The Group's Financial Markets operations contributed $489 million of trading income, representing strong growth of 15% over the previous year. Financial Markets trading books benefited from the increased client activity generated by the volatility in global markets throughout the year.

Dividends – Down 64% on 30/06/01

Dividend income represents dividends earned on the Group's strategic investments. Some of these investments were sold during the current and previous year.

Net Gain on Investments and loans – Up 39% on 30/06/01

Gains during the current year included the profit on sale of certain strategic investments totalling $53 million. In the previous year the profit included the sale of the Group's interest in Brisbane Airports Corporation Ltd.

Net Profit on Sale of Property Plant and Equipment – Down 52% on 30/06/01

The current year includes the gain on sale of properties in Melbourne and Brisbane CBDs during October 2001 as a continuation of the Group's sale and leaseback strategy.

General Insurance Income (net of claims) – Up 6% on 30/06/01

General Insurance premium income less claims has increased slightly to $53 million for the current financial year.

Banking Analysis of Performance (continued)

Charge for Bad and Doubtful Debts

The following table sets out the charge for bad and doubtful debts for the year ending 30 June 2002 together with comparatives.

	Full Year Ended	
	30/06/02 $M	30/06/01 $M
Specific Provisioning		
New and increased provisioning	**546**	495
Less provisions no longer required	**(51)**	(84)
Net specific provisioning	**495**	411
Provided from general provision	**(495)**	(411)
Charge to profit and loss	**-**	-
General provisioning		
Direct write offs	**51**	35
Recoveries of amounts previously written off	**(56)**	(88)
Movement in general provision	**(41)**	27
Funding of specific provisions	**495**	411
Charge to profit and loss	**449**	385
Total Charge for Bad and Doubtful Debts	**449**	385
Bad debt expense / Risk weighted assets	**0.32%**	0.28%

Total charge for bad and doubtful debts for the year ended 30 June 2002 was $449 million which was $64 million (17%) higher than the charge in the previous year. This increase is primarily related to a small number of large corporate and commercial lending exposures that became impaired during the first half of the year and have been provisioned for potential loss. As previously disclosed to the market, these include Pasminco (net exposure $347 million) and Enron (net exposure $100 million) in the first half of the financial year. Bad debt expense in the second half was $159 million, down from $290 million in the first half with a reduction in corporate defaults in the second half and an improvement in credit quality.

Provisions for Impairment

	Full Year Ended	
	30/06/02 $M	30/06/01 $M
General Provisions	**1,356**	1,399
Specific Provisions	**270**	234
Total Provisions	**1,626**	1,633
Total provisions for impairment as a % of gross impaired assets net of interest reserved	**183.9**	251.6
Specific Provisions for impairment as a % of gross impaired assets net of interest reserved	**30.54**	36.06
General provisions as a % of risk weighted assets	**0.96**	1.01

Total provisions for impairment for the Group at 30 June 2002 were $1,626 million, down 0.4% from 30 June 2001. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

Specific provisions for impairment have increased 15.4% from $234 million at 30 June 2001 to $270 million at 30 June 2002, primarily as a result of increased provisioning to cover a small number of large corporate and commercial lending exposures that became impaired during the first half of the year, (most notably the two large corporate defaults mentioned previously).

The general provisions for impairment have reduced to $1,356 million at 30 June 2002 from $1,399 million at 30 June 2001, a decrease of 3.1%. The general provision as a percentage of Risk Weighted Assets reduced marginally to 0.96% from 1.01%. This level is consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined slightly over the last 3 years reflecting the fact that the major growth in credit has been in home loans which have lower credit risk than the rest of our lending portfolio. Gross impaired assets less interest reserved have increased 36% from $649 million to $884 million over the year. This has been primarily due to additions to gross impaired assets (including interest reserved) for the year of $1,069 million (of which 42% relates to the two large corporate defaults mentioned previously).

The funds management businesses have contributed $216 million to the Group's result for the year. This represents an increase of $67 million or 45% over the previous year. The growth in net profit reflects the higher average funds under management achieved this year despite the poor investment returns resulting from the fall in world equity markets, combined with a lower effective tax rate arising from the non recognition of overseas tax losses last year.

The following tables set forth the Group's Funds Management result for the year ending 30 June 2002 together with comparatives.

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Funds Management			
Operating income - external	**809**	701	15
Operating income - internal [1]	**33**	38	(13)
Total income from funds management business	**842**	739	14
Operating expenses	**548**	496	10
Profit before tax	**294**	243	21
Income tax expense	**78**	94	(17)
Net profit	**216**	149	45

The Funds Management business manages both internal funds (Life Insurance statutory fund assets) and external funds (wholesale and retail). The tables below show the split of each type of funds managed.

	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Assets held and funds under management (FUM) [2]			
Funds management [4][5]	**77,483**	76,954	1
Internal life insurance funds	**25,355**	24,527	3
Total FUM	**102,838**	101,481	1
Other life and funds management assets [3]	**13,163**	14,551	(10)
Total	**116,001**	116,032	-
Australia	**92,211**	91,810	-
United Kingdom	**12,966**	14,953	(13)
New Zealand	**6,518**	4,650	40
Asia	**4,306**	4,619	(7)
Total	**116,001**	116,032	-

(1) Income received from the life insurance business to manage statutory funds.

(2) Excludes non-Group funds under trusteeship, custody and administration.

(3) Includes life investment assets managed by parties other than the Group funds management businesses, and other non-investment life assets (including excess of market value over net assets of life insurance subsidiaries).

(4) Funds under management exclude funds under tactical overlay management, $10 billion at 30 June 2002 (30 June 2001: $10 billion).

(5) Represents total external funds under management of the Group. ASSIRT reporting includes external funds under management, and funds managed on behalf of the life insurance companies in the Group which are included within life insurance assets. ASB Group funds under management and other international funds under management are not included in the ASSIRT reporting.

Funds Management – Business Analysis (continued)

Despite market pressure on funds management products, the Group's funds management business performed well during 2002. The business achieved a 45% growth in net profit after tax with the result increasing from $149 million last year to $216 million this year. The profit before tax increased by $51 million or 21% to $294 million as a result of continued strong income growth. Set out below is detailed commentary on the performance and key activities during the year.

Performance Analysis

The funds management business increased net profit after tax by 45% during the year. As shown on page 22, an increase of 21% in pre tax profit was driven by strong revenue growth of 14% and an improvement in the cost to income ratio of 2.0 percentage points. The effective tax rate reduced significantly compared to last year, due to the impact of a change in the tax rate in Australia from 34% to 30% and the non recognition of overseas tax losses last year. Revenue growth of 14% was driven by a higher average funds under management balance throughout the year. The drivers of the higher average funds balance was a solid sales performance due partly to the introduction of Colonial First State products into the Group's proprietary distribution network, and two small acquisitions. Closing FUM was only slightly above opening FUM, increasing $1.4 billion to $103 billion. The closing balance was adversely affected by the poor investment returns resulting from volatility in global equity markets and a general move by customers into deposit products as a safe haven from investment market volatility. Costs increased by 10% during the year, reflecting the costs to develop and launch a number of new products, including the recently launched masterfund (FirstChoice), a range of nil entry fee products and a fund-of-fund hedge fund.

New Products

During the year, a number of new investment products have been launched. This includes a new masterfund (FirstChoice), a range of nil entry products, a global geared share fund and a multi-managed hedge fund. In the Property business, the Group has recently launched an Opportunistic Fund to complement its existing product set and meet the needs of its wholesale customer base. Internationally a number of new products have been launched including a UK equities mid-cap fund, a lifetime fund and an innovative Global Opportunities fund. The rollout of new products is a key part of the strategy to diversify the product offerings available to customers.

Restructure

In December 2001, it was announced that the two funds management businesses, being Colonial First State and Commonwealth Investment Management, would be combined. The integration of these businesses will bring together two strong fund managers with funds under management in excess of $100 billion. This integration will facilitate efficiency improvements through combining systems and back office processing. In terms of investment management, the Group will have one domestic brand, being Colonial First State. The merger will provide diversity in terms of different investment styles in Australian equities and scale in other asset classes such as fixed income.

The analysis of the movement of funds by product category is as follows:

Year to Date June 2002

	Opening Balance 30/06/01 $M	Inflows $M	Outflows $M	Investment Income $M	Other Movements and Transfers $M	Closing Balance 30/06/02 $M
Funds Under Management (including Life Insurance)						
Retail	33,948	15,125	(13,421)	(941)	(686)	**34,025**
Wholesale	43,006	15,040	(12,014)	(1,552)	(1,022) [1]	**43,458**
Internal managed life	24,527	5,663	(5,617)	(495)	1,277 [1]	**25,355**
Total FUM	**101,481**	**35,828**	**(31,052)**	**(2,988)**	**(431)**	**102,838**

Year to Date June 2001

	Opening Balance 30/06/00 $M	Inflows $M	Outflows $M	Investment Income $M	Other Movements and Transfers $M	Closing Balance 30/6/01 $M
Funds Under Management (including Life Insurance)						
Retail	24,554	20,616	(12,337)	1,262	(147)	33,948
Wholesale	40,712	13,228	(12,436)	985	517	43,006
Internal managed life	22,916	4,964	(5,045)	1,573	119	24,527
Total FUM	**88,182**	**38,808**	**(29,818)**	**3,820**	**489**	**101,481**

[1] Includes $1.5 billion reclassification between retail and internal funds under management. Other movements primarily relate to foreign exchange gains and losses.

The tables on page 23 show that FUM growth over the year to 30 June 2002 was only $1.4 billion or 1% compared to $13.3 billion in the prior year. Much of this reduced growth resulted from investment returns which were negative $3.0 billion this year, compared to a gain of $3.8 billion in the prior year. In terms of net inflows on total FUM, the Group achieved $4.8 billion this year compared to $9.0 billion last year. The current year was impacted by the following factors:

- The market has seen a drop off in retail inflows initially due to the events of September 11 and subsequently in response to the investment market volatility, particularly during the last quarter of the year. This also resulted in a greater preference for deposit style products where fixed returns were provided. The growth in retail deposits of the Group by 10% during the year was partially due to this change in customer behaviour.
- The Group lost wholesale mandates of approximately $1 billion in Australia following the announcement of the departure of a high profile investment manager. In addition, the UK business saw the withdrawal of a further $2 billion of wholesale FUM due to the run down of an asset management contract.

The mix of net inflows between retail and wholesale business varied during the year due to the impact of masterfund business on the wholesale inflows. A growing proportion of funds sourced through external channels are allocated to Masterfunds which are treated as wholesale business.

The Group's market share of net retail inflows was down in the March 2002 quarter mainly due to the outflows of the cash management trust product. This was offset by the growth in retail deposits discussed previously. The Group continues to hold a dominant position in the Australian market place with 16.3% market share of retail FUM at 31 March 2002 down slightly from 16.4% at 30 June 2001. *(Source: Plan for Life)*. Across most product categories and asset classes, the Group has a strong market position. The recently announced property transaction with Gandel will strengthen the Group's market position in both the wholesale and retail property market.

Life Insurance – Business Analysis

The life insurance operations contributed $218 million to the Group's result for the financial year. Operating margins in Australia increased by $20 million over the last year, however a poor performance in Asia resulted in a $30 million reduction in the operating margin for the region with New Zealand's margin up slightly to $25 million. Investment earnings on shareholders' funds after tax reduced by $93 million over the last year.

As at 30 June 2002, life insurance assets totalled $36 billion, which is a decrease of 4% over 30 June 2001. The results from the Group's life insurance operations are detailed on the following pages.

The following table sets forth the Group's Life Insurance Income result for the year ending 30 June 2002 together with comparatives.

	Full Year Ended		
Summary Financial Performance (excluding appraisal value uplift)	**30/06/02 $M**	**30/06/01 $M**	**30/06/02 vs 30/06/01 %**
Life Insurance			
Margin on Services operating income - external	**997**	1,268	(21)
Operating expenses - external	**(724)**	(716)	1
Operating expenses - internal [(1)]	**(33)**	(38)	(13)
Total expenses	**(757)**	(754)	0
Profit from life insurance activities before tax	**240**	514	(53)
Income tax expense attributable to:			
Policy holder	**(36)**	94	large
Corporate	**58**	100	(42)
Net profit after tax	**218**	320	(32)

(1) Management charge paid to Funds Management.

The table above details the operating income, operating expenses and tax expense from the Group's life insurance businesses, in accordance with Accounting Standard AASB 1038.

It should be noted that income, operating expenses and tax expense included in the table above includes both policyholders' and shareholders' components.

The most significant impact of this is the inclusion of policyholder tax within operating income and tax expense. For the year the effect of this is a $36 million credit compared with a $94 million charge for the 30 June 2001 year. The reduction is mainly attributable to reduced investment earnings on behalf of policyholders for the period which recorded a loss for the year. Inclusion of this item in accordance with accounting standards causes fluctuations in the cost to income ratio and the effective tax rate between periods.

The net profit after tax relates to shareholders. In order to gain a more informative understanding of the shareholder profit after tax, the sources of profit are analysed in the table below.

The table below details the sources of after tax profit from the Group's life insurance operations.

	Full Year Ended		
	30/06/02 $M	**30/06/01 $M**	**30/06/02 vs 30/06/01 %**
Sources of profit from life insurance activities			
The Margin on Services profit from ordinary activities after income tax is represented by:			
Planned profit margins	**234**	257	(9)
Experience variations	**(37)**	(63)	(41)
New business losses / reversal of capitalised losses	**(9)**	(2)	large
Other	**(3)**	2	large
Operating margins	**185**	194	(5)
Investment earnings on assets in excess of policyholder liabilities [(1)]	**33**	126	(74)
Net profit after tax	**218**	320	(32)

(1) Includes a gain of $47 million in the June 2001 year resulting from the transfer of certain strategic investments to the life insurance business. Excluding this gain investment income decreased 58% or $46 million over the prior year.

Underlying results of life insurance businesses by geographical region.

The table below details the underlying results of the Group's life insurance businesses by geographical region.

Full Year Ended	Australia 30/06/02 $M	Australia 30/06/01 $M	New Zealand 30/06/02 $M	New Zealand 30/06/01 $M	Asia 30/06/02 $M	Asia 30/06/01 $M
Operating Margins	**210**	190	**25**	24	**(50)**	(20)
Investment earnings on assets in excess of policyholder liabilities	**26**	129	**3**	(5)	**4**	2
Profit after tax	**236**	319	**28**	19	**(46)**	(18)

Operating margins in Australia increased by $20 million to $210 million from $190 million in the previous year. This represents growth of 11% driven by improved mortality claims experience, the growth in inforce premium in the risk business of 14% together with the benefit of higher average FUM balances within the unit linked investment business. These were partly offset by the run off in traditional and investment account business. The Australian life insurance business consists of two segments; risk business that includes the mortality and morbidity products, annuities and traditional life products, and the investment business, which includes the investment linked products. As part of the reorganisation of the Group announced on 20 December 2001 the investment products of the life companies were brought under the same management structure as the funds management business. For this reporting period results have been classified according to the company within which business is written. In future reporting periods the results for these investment products will be incorporated in the funds management segment.

The New Zealand operations maintained steady margins over the reporting period reflecting the benefits of the Colonial integration. The persistency and claims experience impacting the first half New Zealand results improved during the second half of the year.

The Asian life businesses were adversely affected by the downturn in global equity markets. Operating margins were down $30 million from the prior period. In addition to the downturn in global equity markets there has been a number of start up costs associated with the pensions and retirement business within Hong Kong and other one off costs.

Investment returns on shareholder funds after tax in the prior year included $47 million for the transfer of certain strategic investments. Investment returns this year included a $15 million write down in Asian businesses. Excluding these items, investment returns on shareholder funds have fallen by $31 million this year. The fall is due primarily to the global downturn in equity markets. Life insurance tangible assets in excess of liabilities amounted to approximately $2.7 billion as at 30 June 2002 of which $2.6 billion was supported by investment earning assets. The Group has maintained a balanced weight between growth and fixed interest investments during the period. Despite the short term volatility in world equity markets the Group considers a balanced weighting in investment assets appropriate due to the long term focus of the business. The asset allocation of shareholders funds at 30 June 2002 was:

- Growth assets 50%
- Income assets 50%

Life Insurance Funds Flow and New Business

Investment Business

	Opening Balance 01/07/01 $M	Inflows $M	Outflows $M	Investment Income $M	Other Movements $M	Closing Balance 30/06/02 $M
Superannuation	15,473	3,731	(3,591)	(337)	848	**16,124**
Retirement	4,888	1,157	(1,161)	(104)	357	**5,137**
Investment	1,669	232	(361)	(65)	52	**1,527**
Traditional	2,497	543	(504)	11	20	**2,567**
Total	**24,527**	**5,663**	**(5,617)**	**(495)**	**1,277**	**25,355**

The table above shows that net inflows for investment products offered by the life companies which were flat for the year due to the impact of offering Colonial First State products in preference to Commonwealth and Colonial life products and the introduction of Colonial First State products into the Group's proprietary distribution network.

Risk Business

Annual Premiums	Opening Balance 01/07/01 $M	Sales/New Business $M	Lapses $M	Closing Balance 30/06/02 $M
Personal	522	128	(68)	**582**
Group	190	63	(25)	**228**
Total	712	**191**	**(93)**	**810**

The level of inforce premium on the life insurance risk business increased by $98 million or 14% to $810 million.

Summary of Life Insurance and Funds Management Valuations

The following table sets out the components of the carrying values of the Group's life insurance and funds management businesses. These are Directors' valuations, based on appraisal values using a range of economic and business assumptions determined by management, which are reviewed by independent actuaries Trowbridge Consulting. In determining the carrying value, directors' take account of a number of factors which result in a more conservative value being adopted than the appraisal values reviewed by Trowbridge. The directors have considered potential impacts to the appraisal value from:

- A change to long term investment assumptions if short term volatility emerges as a long term structural change to equity market returns.
- The inherent risk in forecasting future business patterns over an extended horizon.

The key changes to actuarial assumptions that were made are also summarised.

As at 30 June 2002	Funds Management	Life Insurance				Total
		Australia Investment	Australia Risk (5)	New Zealand	Asia (1)	
	$M	$M	$M	$M	$M	$M
Shareholders net tangible assets	234	468	1,209	334	679	2,924
Value of inforce business	866	355	178	179	40	1,618
Embedded Value	**1,100**	**823**	**1,387**	**513**	**719**	**4,542**
Value of future new business	3,735	(75)(6)	23	275	80	4,038
Carrying Value	**4,835**	**748**	**1,410**	**788**	**799**	**8,580**
Increase in carrying value since 30 June 2001	**1,546**	**(1,125)**	**148**	**152**	**(144)**	**577**

Analysis of Movement since 30 June 2001	Funds Management	Life Insurance				Total
		Australia Investment	Australia Risk	New Zealand	Asia (1)	
	$M	$M	$M	$M	$M	$M
Profits	216	148	88	28	(46)	434
Capital movements (2)	85	-	74	68	131	358
Dividends paid	(325)	(179)	(97)	(24)	-	(625)
Disposals of business (3)	-	-	-	-	(61)	(61)
FX movements	(11)	-	-	26	(64)	(49)
Change in Shareholders NTA	**(35)**	**(31)**	**65**	**98**	**(40)**	**57**
Value transfer (4)	1,142	(1,142)	-	-	-	-
Acquired excess	58	-	-	-	-	58
Disposals of business (3)	-	-	-	-	(15)	(15)
Transfer of CFS Property	147	-	-	-	-	147
Underlying Appraisal Value Uplift	**234**	**48**	**83**	**54**	**(89)**	**330**
Increase to 30 June 2002	**1,546**	**(1,125)**	**148**	**152**	**(144)**	**577**

(1) The Asian Life businesses are not held in the market value environment and are carried at net assets plus an excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years.

(2) Includes capital injections and payments for investments in controlled entities.

(3) Represents the sale of the Thailand and Malaysian life insurance business.

(4) Represents the transfer of value between the life insurance companies and the funds management businesses arising from decisions to replace some life products with Colonial First State products and the impact of introducing Colonial First State products to the Group's proprietary distribution network.

(5) Includes risk traditional, investment account and annuity business.

(6) Life insurance investment business comprises mainly corporate unit linked and superannuation business. The negative value of $75m in the Australian Life Investment future new business represents products that are profitable but are not achieving returns greater than the discount rate. The lower return reflects a higher cost structure for these products that will be addressed as part of the Group's cost restructure.

Change in Life Insurance and Funds Management Valuations

The valuations adopted have resulted in a total valuation increase of $577 million since 30 June 2001. The main components of the increase comprise:

- A $57 million change to net tangible assets comprising:
  - Profits of $434 million.
  - Capital movements of $358 million
  - Dividend payments of $625 million
  - Disposals of businesses in Asia of $61 million.
  - Foreign exchange translation losses of $49 million.
- Acquired excess of $58 million, predominantly management rights to Kiwi Income Properties Trust, and disposal of excess relating to Thailand of $15 million.
- Appraisal Value uplift which is reported within the Group's profit for the year of $477 million being $147 million relating to the transfer in of CFS property and an underlying uplift of $330 million.

Capital movements in the current year of $358 million comprised:

- Injection of equity into the Australian life, UK Funds Management and NZ life businesses to enable repayment of debt in individual companies.
- Injection of equity into the Asian life business to strengthen the capital position in response to the volatile investment markets and to fund business growth.

The $330 million underlying uplift reflects the directors' view that the fundamentals of the life insurance and funds

Summary of Life Insurance and Funds Management Valuations (continued)

management market remain sound and that the Group will continue it's current positioning within those markets. Drivers of the appraisal value uplift for each business were:

- The managed funds and investment business recognised a total uplift of $282 million reflecting the expected growth in value together with the positive impact of changes to persistency assumptions in Colonial First State, offset by the negative experience impact of poor investment returns during the year. The uplift for the funds management business of $234 million is lower than the prior year uplift of $596 million due to a lower growth in FUM during the current year and changes to the sales growth assumptions.
- The Australian life insurance risk business saw a net appraisal value uplift of $83 million arising from improved claims experience on morbidity and mortality business offset by a lower persistency level.
- The Asian life insurance excess was written down by $89 million reflecting the impact of a downturn in global equity markets, foreign exchange movements, and lower sales levels within the traditional Hong Kong life insurance market.
- The net appraisal value uplift for New Zealand of $54 million reflects the deterioration in morbidity and health care experience recognised in the first half of the year offset by new business growth, the positive impact of valuing tax losses available following the restructure of the New Zealand life insurance operations and significant foreign exchange gains.

During the year, a number of significant changes have occurred in the Group's Australian funds management business that have impacted the appraisal value process and calculations. As a result it is considered appropriate to discuss the appraisal value at an aggregate level, combining the Colonial First State business and the Commonwealth business, some of which is within the life insurance segment labelled "investment" business above.

The transfer of value between the life investment business and the funds management business reflected management decisions made during the year to offer selected Colonial First State products ahead of Colonial and Commonwealth life investment products and the impact of introducing Colonial First State products to the Group's proprietary distribution network. The value transfer of $1,142 million is the value of new business at the beginning of the current year associated with the products transferred. In future reporting periods, the two businesses will be reported as one segment.

Valuation Assumptions

The key change in assumptions used in the life insurance and funds management valuation since 30 June 2001 are:

Australian Managed Funds

- Sales volumes and margins changes to reflect new product mix on transfer of business from Colonial and Commonwealth life and funds management business to Colonial First State.
- Improved persistency assumptions related to experience during the period.
- Change to tax assumptions for business previously written in the life insurance environment now written through the managed funds business.

Australian Risk

- Improved claims assumptions on the morbidity and mortality business.
- Reduced persistency assumptions for mortgage products.

New Zealand

- Deterioration in the claims assumption for the morbidity and health care business.
- Recognition of tax losses utilised in the Group.

Asian Life

- Change in the persistency assumption.
- Reduction in assumptions for new business sales.
- Slight reduction in experience assumptions.

Group Operating Expenses

Group Operating Expenses

The following table sets forth the Group's operating expenses for year ended 30 June 2002 together with comparatives.

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Banking	**3,929**	3,958	(1)
Funds Management	**548**	496	10
Life Insurance	**724**	716	1
Total Operating Expenses	**5,201**	5,170	1

Cost to Income Ratios	30/06/02 %	30/06/01 %
Banking	**54.1**	57.7
Funds Management	**65.1**	67.1
Life Insurance	**75.9**	59.5
Life Insurance (normalised)	**63.5**	64.0
Group	**57.4**	58.6
Group (normalised)	**56.1**	59.2

The Group's operating expenses were $5,201 million for the year, an increase of $31 million on the previous year. The outcome was the result of a reduction in the banking expenses offset by volume related increases in funds management. Life insurance expenses were in line with the prior year.

The movement in expenses within these businesses, primarily relates to:

- In the current period additional synergies of $205 million were achieved compared to the prior year.
- Costs increased by $134 million due to increased volumes within the banking business, primarily within home lending where balance growth was double that of the prior year, together with transaction volumes relating to credit cards which increase processing and loyalty program costs.
- A 4% wage increase as the result of the finalisation of an enterprise bargaining agreement in the second half of last year which, net of reduction in staff numbers, added $30 million to the current period costs.
- Life insurance expenses were flat reflecting reduced sales volumes and a continuation of expense synergies achieved during the second half of last year.
- Costs in the funds management business increased by $52 million due to increased sales and processing volumes in Australia, together with marketing and infrastructure costs relating to the establishment of two new funds during the period.

The Group's cost to income ratio reflects the different business mix. To remove the volatility of investment earnings from the life insurance cost to income ratio, a 'normalised' ratio has been calculated which removes the effect of policyholder tax and uses the long term assumption of an 8% pre-tax return on insurance shareholder funds.

On this basis there was a decrease in the Group cost to income ratio of 3.1 percentage points from 59.2% to 56.1%.

The Banking cost income ratio decreased by 3.6 percentage points from 57.7% in the year ended 30 June 2001 to 54.1% in the current year. This reflects additional synergies achieved in relation to the Colonial integration offset partly by volume-based increases and a general increase in average staff costs.

The Funds Management cost to income ratio has been reduced by 2.0 percentage points from 67.1% in the previous year to 65.1% in the current year. This change was driven by a solid sales performance, increasing revenues. The reduction in the cost to income ratio was achieved in a period where income was negatively impacted by investment markets and where the business incurred the costs associated with launching new funds during the period and development of product service offerings launched late in the year.

The Life Insurance cost to income ratio on a normalised basis has reduced by 0.5 percentage points from 64.0% in the previous year 63.5% in the current year.

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Expenses by category as follows:			
Staff	**2,390**	2,360	1
Occupancy and equipment	**578**	604	(4)
Information technology services	**838**	788	6
Other expenses	**1,395**	1,418	(2)
Total Operating Expenses	**5,201**	5,170	1

Staff Numbers

The table below details the Group's staff numbers as at 30 June 2002. Staff number reductions relate to the finalisation of the Colonial integration offset by a net increase in other staff movements reflecting business growth.

Staff Numbers as at	30/06/02	30/06/01
Full time staff	**30,378**	31,976
Part time staff	**7,714**	7,161
Full time staff equivalent	**34,498**	34,960
Australia	**28,742**	28,837
New Zealand	**3,932**	3,872
Other Overseas	**1,824**	2,251
	34,498	34,960

	Full Year Ended		
Income Tax Expense	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Banking	**816**	705	16
Funds Management	**78**	94	(17)
Life Insurance - Corporate	**58**	100	(42)
›rporate tax	**952**	899	6
Policyholder	**(36)**	94	large
Total Income Tax Expense	**916**	993	(8)
Effective tax rate			
Banking	**28%**	28%	
Funds Management	**27%**	39%	
Life Insurance (Corporate)	**21%**	24%	

Income tax expense has decreased 8% from $993 million for 30 June 2001 to $916 million for 30 June 2002.

The tax expense consists of corporate tax of $952 million (30 June 2001 $899 million) and policyholder tax of a $36 million credit (30 June 2001 $94 million expense).

The banking effective tax rate is the same as in the prior year. This reflected the lower corporate tax rate of 30% this period against 34% last year, the utilisation of overseas tax losses during the 30 June 2001 year which did not occur to the same extent this period, lower dividend rebates and non allowable losses for offshore expenses.

The funds management effective tax rate was lower due to the lower corporate tax rate. The prior year also included an overprovision and the non-recognition of overseas tax losses.

Other Group Items (continued)

Restructuring Provisions

Provisions for restructuring costs totalling $545 million ($417 million after tax) were booked as of 30 June 2001 to cover the costs of integrating the Colonial operations (acquired 13 June 2000) into the Group. At 30 June 2001 $201 million ($142 million after tax) remained unutilised. During the current period a further $166 million was utilised leaving a balance of $35 million ($25 million after tax) in the provision at 30 June 2002.

Integration related synergies of $450 million (annualised) were achieved by the end of June 2002. This comprises forecast cost synergies of $380 million and revenue synergies of $70 million.

ASIC Surveillance

The Group has reviewed the areas of focus in the Australian Securities and Investment Commission's recently announced accounting surveillance. The Group adopts a conservative approach to the capitalisation and deferral of expenses. Revenue is only recognised to the extent that it is probable that the future benefits will flow to the Group. Interest and fee income are brought to account on an accrual basis except for establishment fees, advisory fees and other fees for services. All entities in the Group are consolidated where it is determined that there is capacity to control as defined in AASB 1024: Consolidated Accounts.

Dividends

Dividends will be based on Cash Earnings Per Share, having regard to the following:

- Rate of business growth;
- Capital adequacy;
- Investment requirements;
- The cyclical nature of life insurance investment returns and expectations of long term investment returns, and
- A range of other factors.

Subject to these factors, the Group will continue to maintain a high payout ratio relative to its peers. The dividend payout ratio for the year was 76.2% on a cash basis.

Capital Management

The Bank maintains a strong capital position. This is recognised in its credit ratings. Moody's Investor Services and Standard & Poor's affirmed these during the current year.

	Long-term	Short-term	Affirmed
Fitch Ratings	AA	F1+	Jan 02
Moody's Investor Services	Aa3	P-1	Oct 01
Standard and Poor's	AA-	A-1+	May 02

Risk Weighted Capital Ratios

	30/06/02 %	31/12/01 %	30/06/01 %
Tier 1 Capital	**6.78**	6.75	6.51
Total Capital	**9.80**	9.31	9.16

The increase in the ratios from 30 June 2001 can be attributed to:

- An increase in tier 1 capital of $546 million due principally to increased retained earnings and the issue of additional shares to satisfy the DRP in respect of the final dividend for 2000/01.
- The capital base increased by $1,136 million partly due to the increase in tier 1 capital noted above, a reduced deduction for the investment in life insurance and funds management businesses (mainly due to an increase in the non-recourse borrowings that fund this investment) and an increase in eligible dated subordinated debt issues.
- Risk weighted assets increased from $138 billion to $141 billion. Loans secured by residential mortgages increased by $8.5 billion. However, the increase in risk weighted assets figure masks a reduction achieved by improved classification of assets by risk weight, principally through the identification of additional eligible security and by more accurate classification of counterparties.

As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

Over recent years, the Bank has made regular returns of capital in the form of share buy-backs. The Bank continues to examine ways in which it can manage its capital more efficiently. There is capacity within the Group to raise hybrid capital in a variety of forms and the market appetite for Commonwealth Bank instruments remains strong. Subject to market conditions, this provides the opportunity for the Bank to consider further capital management initiatives in 2002.

In September 2001, 5,954,040 new shares were issued at $28.79 each to satisfy shareholder participation in the DRP in respect of the final dividend for 2000/01. The Bank purchased on-market the shares needed to satisfy shareholder participation in the DRP in respect of the interim dividend for 2001/02. It expects to do the same in respect of the final dividend for 2001/02.

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

Financial Disclosures for the year ended 30 June 2002

Contents

Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Consolidated Statement of Cash Flows

Consolidated Statement of Financial Performance

As at 30 June 2002

	Note	30/06/02 $M	30/06/01 $M
Interest income		**10,455**	11,900
Interest expense		**5,745**	7,426
Net interest income		**4,710**	4,474
Other income:			
Revenue from sale of assets		**718**	185
Written down value of assets sold		**(628)**	(104)
Other		**2,462**	2,300
Net banking operating income		**7,262**	6,855
Premiums and related revenue		**1,140**	1,073
Investment revenue		**(100)**	1,698
Claims and policyholder liability expense		**(43)**	(1,503)
Life insurance margin on services operating income		**997**	1,268
Funds management fee income		**809**	701
Net life insurance and funds management operating income before appraisal value uplift		**1,806**	1,969
Total net operating income before appraisal value uplift		**9,068**	8,824
Charge for bad and doubtful debts		**449**	385
Operating expenses:			
Staff expenses		**2,390**	2,360
Occupancy and equipment expenses		**578**	604
Information technology services		**838**	788
Other expenses		**1,395**	1,418
		5,201	5,170
Appraisal value uplift		**477**	474
Goodwill amortisation		**(323)**	(338)
Profit from ordinary activities before income tax		**3,572**	3,405
Income tax expense	1	**916**	993
Profit from ordinary activities after income tax		**2,656**	2,412
Outside equity interests in net profit		**(1)**	(14)
Net profit attributable to shareholders of the Bank		**2,655**	2,398
Foreign currency translation adjustment		**(146)**	98
Revaluation of properties		**(1)**	5
Total valuation adjustments		**(147)**	103
Total changes in equity other than those resulting from transactions with owners as owners		**2,508**	2,501
		Cents per share	
Earnings per share based on net profit distributable to shareholders of the Bank			
Basic		**209.6**	189.6
Fully diluted		**209.3**	189.3
Dividends provided for, reserved or paid per share attributable to shareholders of the Bank:			
Ordinary shares		**150**	136
Preference shares (issued 6 April 2001)		**970**	261

As at 30 June 2002

	Note	30/06/02 $M	30/06/01 $M
Assets			
Cash and liquid assets		**6,044**	3,709
Receivables due from other financial institutions		**7,728**	4,622
Trading securities		**8,389**	6,909
Investment securities		**10,766**	9,705
Loans, advances and other receivables	2	**147,074**	136,059
Bank acceptances of customers		**12,517**	12,075
Life insurance investment assets		**30,109**	31,213
Deposits with regulatory authorities		**89**	61
Property, plant and equipment		**862**	919
Investment in associates		**313**	400
Intangible assets		**5,391**	5,716
Other assets		**20,366**	19,023
Total Assets		**249,648**	230,411
Liabilities			
Deposits and other public borrowings	4	**132,800**	117,355
Payables due to other financial institutions		**7,864**	6,903
Bank acceptances		**12,517**	12,075
Provision for dividend		**1,040**	779
Income tax liability		**1,276**	1,355
Other provisions		**834**	1,007
Life insurance policyholder liabilities		**25,917**	27,029
Debt issues		**23,575**	24,484
Bills payable and other liabilities		**17,342**	13,872
		223,165	204,859
Loan Capital		**5,427**	5,704
Total Liabilities		**228,592**	210,563
Net Assets		**21,056**	19,848
Shareholders' Equity			
Share Capital			
Ordinary share capital		**12,665**	12,455
Preference share capital		**687**	687
Reserves		**4,226**	4,091
Retained profits		**1,452**	1,160
Shareholders' equity attributable to shareholders of the Bank		**19,030**	18,393
Outside equity interests:			
Controlled entities		**9**	(3)
Life insurance statutory funds and other funds		**2,017**	1,458
Total outside equity interests		**2,026**	1,455
Total Shareholders' Equity		**21,056**	19,848

Consolidated Statement of Cash Flows

For the full year ended 30 June 2002

	Note	30/06/02 $M	30/06/01 $M
Cash Flows From Operating Activities			
Interest received		**10,683**	12,059
Dividends received		**5**	14
Interest paid		**(5,805)**	(7,704)
Other operating income received		**3,706**	2,800
Expenses paid		**(5,366)**	(5,583)
Income taxes paid		**(926)**	(1,252)
Net decrease (increase) in trading securities		**(1,159)**	(262)
Life insurance			
Investment income		**870**	900
Premiums received [1]		**5,689**	6,286
Policy payments [1]		**(5,704)**	(5,423)
Net Cash provided by Operating Activities		**1,993**	1,835
Cash Flows from Investing Activities			
Proceeds for acquisition of entities		**(57)**	(414)
Proceeds from disposal of entities and businesses		**314**	-
Net movement in investment securities			
Purchases		**(23,488)**	(19,676)
Proceeds from sale		**295**	28
Proceeds at or close to maturity		**22,192**	19,654
Withdrawal (lodgement) of deposits with regulatory authorities		**(28)**	15
Net increase in loans, advances and other receivables		**(11,702)**	(4,181)
Proceeds from sale of property, plant and equipment		**109**	157
Purchase of property, plant and equipment		**(164)**	(132)
Net decrease (increase) in receivables due from other financial institutions not at call		**(855)**	(184)
Net decrease (increase) in securities purchased under agreements to resell		**(1,376)**	(891)
Net decrease (increase) in other assets		**(241)**	1,504
Life insurance			
Purchases of investment securities		**(13,926)**	(21,229)
Proceeds from sale/maturity of investment securities		**14,618**	20,556
Net Cash used in Investing Activities		**(14,309)**	(4,793)
Cash Flows from Financing Activities			
Buy back of shares		**-**	(724)
Proceeds from issue of shares (net of costs)		**39**	723
Net increase (decrease) in deposits and other borrowings		**15,135**	5,246
Net movement in debt issues		**(967)**	(2,099)
Dividends paid		**(1,661)**	(1,368)
Net movements in other liabilities		**1,809**	(1,010)
Net increase (decrease) in payables due to other financial institutions not at call		**211**	1,396
Net increase (decrease) in securities sold under agreements to repurchase		**310**	(485)
Other		**(100)**	(69)
Net Cash provided by Financing Activities		**14,776**	1,610
Net Increase (decrease) in Cash and Cash Equivalents		**2,460**	(1,348)
Cash and Cash Equivalents at beginning of period		**38**	1,386
Cash and Cash Equivalents at end of period		**2,498**	38

It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(1) These are gross premiums and policy payments before splitting between policyholders and shareholders.

Appendices

1. INCOME TAX EXPENSE
2. LOANS, ADVANCES AND OTHER RECEIVABLES
3. ASSET QUALITY
4. DEPOSITS AND OTHER PUBLIC BORROWINGS
5. FINANCIAL REPORTING BY SEGMENTS
6. AVERAGE INTEREST EARNING ASSETS & LIABILITIES
7. INTEREST RATE AND VOLUME ANALYSIS OF FULL YEAR AND HALF YEAR RESULTS
8. INTEGRATED RISK MANAGEMENT
9. CAPITAL ADEQUACY
10. CREDIT RATING
11. SHARE CAPITAL AND RESERVES
12. DEFINITIONS
13. EXPENSES
14. LIFE INSURANCE BUSINESS
15. INTANGIBLE ASSETS
16. AMORTISATION SCHEDULE
17. PERFORMANCE SUMMARIES

1. Income Tax Expense

Income tax expense shown in financial statements differs from the prima facie tax charge calculated at current taxation rates on net profit.

	Full Year Ended	
	30/06/02	30/06/01
Profit from ordinary activities before income tax	**$M**	**$M**
Banking	**2,884**	2,512
Life insurance	**240**	514
Funds management	**294**	243
Appraisal value uplift	**477**	474
Goodwill amortisation	**(323)**	(338)
	3,572	3,405
Prima facie income tax at 30% (30 June 2001 : 34%)		
Banking	**866**	853
Life insurance	**72**	175
Funds management	**88**	83
Appraisal value uplift	**143**	161
Goodwill amortisation	**(97)**	(114)
	1,072	1,158
Add (or deduct) permanent differences expressed on a tax effect basis		
Current period		
Tax rate change	**-**	3
Specific provisions for offshore bad and doubtful debts not tax effected	**(3)**	8
Taxation rebates (net of accruals)	**(24)**	(35)
Tax adjustment referable to policy holder income [1]	**(25)**	62
Non-assessable income - life insurance surplus [1]	**(25)**	(43)
Change in excess of net market value over net assets of life insurance controlled entities	**(143)**	(161)
Non-deductible goodwill amortisation	**97**	115
Non-assessable capital gains	**-**	(38)
Tax losses recognised	**(35)**	(65)
Employee share acquisition plan	**(8)**	(8)
Other items	**17**	26
	(149)	(136)
Prior Periods		
Other	**(7)**	(29)
Total income tax expense	**916**	993
Income tax attributable to profit from ordinary activities		
Banking	**816**	705
Life insurance	**58**	100
Funds management	**78**	94
Corporate tax	**952**	899
Policy holder tax	**(36)**	94
Total Income Tax Expense	**916**	993

(1) The prima facie life insurance income tax of $72 million less these permanent differences equals the total life insurance tax expense of $22 million.

	30/06/02 $M	30/06/01 $M
Australia		
Overdrafts	**2,513**	2,785
Housing loans	**75,394**	65,466
Credit card outstandings	**4,552**	3,962
Lease financing	**4,094**	4,497
Bills discounted	**1,753**	1,556
Term loans	**38,544**	40,650
Redeemable preference share financing	**-**	306
Equity participation in leveraged leases	**1,331**	1,536
Other lending	**968**	1,301
Total Australia	**129,149**	122,059
Overseas		
Overdrafts	**1,691**	1,304
Housing loans	**10,444**	8,045
Credit card outstandings	**274**	232
Lease financing	**256**	256
Term loans	**7,494**	6,790
Redeemable preference share financing	**695**	471
Other lending	**43**	38
Total Overseas	**20,897**	17,136
Gross Loans, Advances and Other Receivables	**150,046**	139,195
Less:		
Provisions for impairment		
General provision	**(1,356)**	(1,399)
Specific provision against loans and advances	**(270)**	(233)
Unearned income		
Term loans	**(631)**	(643)
Lease financing	**(426)**	(514)
Leveraged leases	**(162)**	(186)
Interest reserved	**(59)**	(68)
Unearned tax remissions on leveraged leases	**(68)**	(93)
	(2,972)	(3,136)
Net Loans, Advances and Other Receivables	**147,074**	136,059

3. Asset Quality

Balances of Impaired Assets	30/06/02 $M	30/06/01 $M
Total Impaired Assets		
Gross non-accruals	**943**	715
Gross restructured	**-**	1
Other assets acquired through security enforcement	**-**	1
Total Gross impaired assets	**943**	717
Less Interest reserved	**(59)**	(68)
Subtotal	**884**	649
Less Specific provisions for impairment	**(270)**	(234)
Total Net Impaired assets	**614**	415
Net Impaired Assets by Geographical Segments		
Australia	**457**	302
Overseas	**157**	113
Total	**614**	415

Provisions for Impairment	Full Year Ended 30/06/02 $M	30/06/01 $M
General Provisions		
Opening balance	**1,399**	1,358
Charge against profit and loss	**449**	385
Acquired provisions, including fair value adjustments	**-**	51
Transfer to specific provisions	**(495)**	(411)
Bad debts recovered	**56**	88
Adjustments for exchange rate fluctuations and other items	**1**	(29)
	1,410	1,442
Bad debts written off	**(54)**	(43)
Closing balance	**1,356**	1,399
Specific Provisions		
Opening balance	**234**	432
Acquired provisions, including fair value adjustments	**-**	6
Transfer from general provision for:		
New and increased provisioning	**546**	495
Less write-back of provisions no longer required	**(51)**	(84)
Net transfer	**495**	411
Adjustments for exchange rate fluctuations and other items	**(11)**	(17)
	718	832
Bad debts written off	**(448)**	(598)
Closing balance	**270**	234
Total Provisions for Impairment	**1,626**	1,633
Specific provisions for impairment comprise the following segments:		
Provisions against loans and advances	**270**	233
Provisions for diminution	**-**	1
Total	**270**	234

	%	%
Provision Ratios		
Specific provisions for impairment as % of gross impaired assets net of interest reserved	**30.54**	36.06
Total provisions for impairment as % of gross impaired assets net of interest reserved	**183.9**	251.6
General provisions as % of risk weighted assets	**0.96**	1.01
Impaired Asset Ratios		
Gross impaired assets net of interest reserved as % of credit risk net of unearned income	**0.40**	0.32
Net impaired assets as % of:		
Risk weighted assets	**0.44**	0.30
Total shareholders' equity	**2.92**	2.09

Accounting Policy

Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against:

- Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more;
- Each statistically managed portfolio to cover facilities that are not well secured and past due 180 days or more;
- Credit risk rated managed segment for exposures aggregating less than $250,000 and 90 days past due or more and;
- Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

Provisions against segments are determined primarily by reference to historical ratios of write offs to balances in default.

General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. Provisions for impairment and movements therein are set out above.

Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

	Full Year Ended	
	30/06/02 $M	30/06/01 $M
Impaired Assets		
Income received		
Current period	16	20
Prior period	14	31
Total income received	30	51
Income forgone	28	16
Movement in Impaired Asset Balances		
Gross impaired assets at period beginning	717	1,135
New and increased	1,069	707
Balances written off	(481)	(666)
Returned to performing or repaid	(362)	(459)
Gross impaired assets at period end	943	717

Loans accruing but past 90 days or more	30/06/02 $M	30/06/01 $M
Housing loans	176	218
Other loans	73	90
Total	249	308

4. Deposits and Other Public Borrowings

	30/06/02 $M	30/06/01 $M
Australia		
Certificates of deposit	15,832	12,927
Term deposits	28,991	28,102
On demand and short term deposits	63,844	54,601
Deposits not bearing interest	6,072	6,350
Securities sold under agreements to repurchase	753	435
Other	4	6
Total Australia	115,496	102,421
Overseas		
Certificates of deposit	2,258	2,294
Term deposits	9,035	7,849
On demand and short term deposits	5,185	4,130
Deposits not bearing interest	806	635
Agreements to repurchase	20	26
Total Overseas	17,304	14,934
Total Deposits and Other Public Borrowings	132,800	117,355

5. Financial Reporting by Segments

This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

Primary Segment Business Segments Financial Performance	Year Ended 30 June 2002 Banking $M	 Life Insurance $M	 Funds Management $M	 Group Total $M
Interest income	10,455	-	-	10,455
Premium and related revenue	-	1,140	-	1,140
Other income	3,180	(100)	809	3,889
Appraisal value uplift				477
Total Revenue	13,635	1,040	809	15,961
Interest Expense	5,745	-	-	5,745
Segment result before tax, goodwill amortisation and appraisal value uplift	2,884	240	294	3,418
Income tax expense	(816)	(22)	(78)	(916)
Segment result after tax and before goodwill amortisation and appraisal value uplift	2,068	218	216	2,502
Outside equity interest	(1)	-	-	(1)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	218	216	2,501
Goodwill amortisation	-	-	-	(323)
Appraisal value uplift	-	-	-	477
Net profit attributable to shareholders of the Bank	2,067	218	216	2,655
Non-Cash Expenses				
Goodwill amortisation	-	-	-	(323)
Charge for bad and doubtful debts	(449)	-	-	(449)
Depreciation	(109)	(12)	(7)	(128)
Other	(43)	(1)	(2)	(46)
Financial Position				
Total Assets	211,130	35,637	2,881	249,648
Acquisition of Property, Plant & Equipment and Intangibles	147	4	13	164
Associate Investments	235	57	21	313
Total Liabilities	200,885	27,241	466	228,592

Financial Performance	Banking $M	Life Insurance $M	Funds Management $M	GROUP Total $M
	Year Ended 30 June 2001			
Interest income	11,900	-	-	11,900
Premium and related revenue	-	1,073	-	1,073
Other income	2,485	1,698	701	4,884
Appraisal value uplift	-	-	-	474
Total Revenue	14,385	2,771	701	18,331
Interest Expense	7,426	-	-	7,426
Segment result before tax, goodwill amortisation and appraisal value uplift	2,512	514	243	3,269
Income tax expense	(705)	(194)	(94)	(993)
Segment result after tax and before goodwill amortisation and appraisal value uplift	1,807	320	149	2,276
Outside equity interest	(14)	-	-	(14)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	1,793	320	149	2,262
Goodwill amortisation				(338)
Appraisal value uplift				474
Net profit attributable to shareholders of the Bank	1,793	320	149	2,398
Non-Cash Expenses				
Goodwill amortisation	-	-	-	(338)
Charge for bad and doubtful debts	(385)	-	-	(385)
Depreciation	(108)	(37)	(5)	(150)
Other	(28)	(5)	(4)	(37)
Financial Position				
Total Assets	191,333	37,278	1,800	230,411
Acquisition of Property, Plant & Equipment and Intangibles	129	-	3	391 [1]
Associate Investments	249	128	23	400
Total Liabilities	179,733	30,329	501	210,563

[1] Includes intangible assets of $259 million on acquisition of 25% interest in ASB Group.

Financial Reporting by Segments	30/06/02 $M	30/06/02 %	30/06/01 $M	30/06/01 %
GEOGRAPHICAL SEGMENTS				
Revenue				
Australia	**12,651**	**79.3**	15,265	83.3
New Zealand	**1,591**	**10.0**	1,499	8.2
Other Countries [2]	**1,719**	**10.7**	1,567	8.5
	15,961	**100.0**	18,331	100.0
Net profit attributable to shareholders of the Bank				
Australia	**2,569**	**96.8**	2,228	92.9
New Zealand	**178**	**6.7**	159	6.6
Other Countries [2]	**(92)**	**(3.5)**	11	0.5
	2,655	**100.0**	2,398	100.0
Assets				
Australia	**208,673**	**83.6**	196,918	85.5
New Zealand	**24,579**	**9.8**	20,208	8.8
Other Countries [2]	**16,396**	**6.6**	13,285	5.7
	249,648	**100.0**	230,411	100.0
Acquisition of Property, Plant & Equipment and Intangibles				
Australia	**134**	**81.7**	360	92.1
New Zealand	**26**	**15.9**	29	7.4
Other Countries [2]	**4**	**2.4**	2	0.5
	164	**100.0**	391	100.0

[2] Other Countries are:
United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Malaysia, Indonesia, China and Vietnam. Thailand and Malaysia were sold during the year ended 30 June 2002.

6. Average Interest Earning Assets and Liabilities

The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of the full years ended 30 June 2002 and 30 June 2001, and the half years ending 30 June, 31 December 2001 and 30 June 2001. Averages used are predominantly daily averages.

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

Full Year Ended	30/06/02			30/06/01		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Earning Assets and Interest Income						
Cash and liquid assets						
Australia	**4,290**	**138**	**3.2**	2,428	107	4.4
Overseas	**285**	**4**	**1.4**	273	3	1.1
Receivables due from other financial institutions						
Australia	**1,822**	**69**	**3.8**	2,658	159	6.0
Overseas	**2,663**	**96**	**3.6**	1,595	121	7.6
Deposits with regulatory authorities						
Australia	**-**	**-**	**n/a**	-	-	n/a
Overseas	**174**	**-**	**-**	29	-	-
Trading securities						
Australia	**5,138**	**248**	**4.8**	5,616	387	6.9
Overseas	**2,698**	**111**	**4.1**	2,587	161	6.2
Investment securities						
Australia	**3,774**	**211**	**5.6**	3,244	242	7.5
Overseas	**7,339**	**306**	**4.2**	6,268	413	6.6
Loans, advances and other receivables						
Australia	**123,006**	**7,984**	**6.5**	118,917	8,983	7.6
Overseas	**19,445**	**1,288**	**6.6**	16,992	1,317	7.8
Other interest earning assets	**-**	**-**	**n/a**	-	7	n/a
Intragroup loans						
Australia	**-**	**-**	**n/a**	-	-	n/a
Overseas	**3,232**	**65**	**2.0**	3,198	191	6.0
Average interest earning assets and interest income including intragroup	**173,866**	**10,520**	**6.1**	163,805	12,091	7.4
Intragroup eliminations	**(3,232)**	**(65)**	**2.0**	(3,198)	(191)	6.0
Total average interest earning assets and interest income	**170,634**	**10,455**	**6.1**	160,607	11,900	7.4

	Average Balance $M	Average Balance $M
Non-Interest Earning Assets		
Bank acceptances		
Australia	**11,965**	12,074
Overseas	**66**	109
Life insurance investment assets		
Australia	**26,853**	26,580
Overseas	**4,129**	3,062
Property, plant and equipment		
Australia	**681**	1,024
Overseas	**203**	240
Other assets		
Australia	**23,617**	21,676
Overseas	**3,411**	1,835
Provisions for impairment		
Australia	**(1,546)**	(1,493)
Overseas	**(143)**	(84)
Total average non-interest earning assets	**69,236**	65,023
Total Average Assets	**239,870**	225,630
Percentage of total average assets applicable to overseas operations	**18.1%**	16.0%

Average Balance Sheet and Related Interest (continued)
Average Liabilities and Interest Expense

Full Year Ended	30/06/02			30/06/01		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Bearing Liabilities and Loan Capital and Interest Expense						
Time Deposits						
Australia	41,283	1,901	4.6	42,226	2,519	6.0
Overseas	12,479	746	6.0	9,882	711	7.2
Savings Deposits						
Australia	32,078	412	1.3	27,835	603	2.2
Overseas	2,444	82	3.4	2,027	83	4.1
Other demand deposits						
Australia	29,517	1,037	3.5	23,813	1,064	4.5
Overseas	2,386	63	2.6	1,911	62	3.2
Payables due to other financial institutions						
Australia	2,043	65	3.2	1,271	65	5.1
Overseas	5,320	128	2.4	4,238	263	6.2
Debt issues						
Australia	14,578	800	5.5	17,130	1,099	6.4
Overseas	9,398	264	2.8	9,965	562	5.6
Loan capital						
Australia	5,491	227	4.1	5,564	367	6.6
Overseas	88	5	5.7	116	7	6.0
Other interest bearing liabilities	-	15	n/a	-	21	n/a
Intragroup borrowings						
Australia	3,232	65	2.0	3,198	191	6.0
Overseas	-	-	n/a	-	-	n/a
Average interest bearing liabilities and loan capital and interest expense including intragroup	160,337	5,810	3.6	149,176	7,617	5.1
Intragroup eliminations	(3,232)	(65)	2.0	(3,198)	(191)	6.0
Total average interest bearing liabilities and loan capital and interest expense	157,105	5,745	3.6	145,978	7,426	5.1

Average Balance Sheet and Related Interest (continued)

Average Liabilities and Interest Expense

Full Year Ended	30/06/02 Average Balance $M	30/06/01 Average Balance $M
Non-Interest Bearing Liabilities		
Deposits not bearing interest		
Australia	**5,424**	6,034
Overseas	**705**	608
Liability on acceptances		
Australia	**11,965**	12,077
Overseas	**66**	109
Life insurance policy liabilities		
Australia	**23,092**	23,584
Overseas	**3,457**	2,617
Other liabilities		
Australia	**14,628**	13,536
Overseas	**3,026**	2,890
Total average non-interest bearing liabilities	**62,363**	61,455
Total average liabilities and loan capital	**219,468**	207,433
Shareholders' equity	**20,402**	18,197
Total average liabilities, loan capital and shareholders' equity	**239,870**	225,630
Percentage of total average liabilities applicable to overseas operations	**17.9%**	16.6%

Half Year Ended	30/06/02			31/12/01			30/06/01		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Average Interest Earning Assets and interest income	$M	$M	%	$M	$M	%	$M	$M	%
Cash and liquid assets									
Australia	**4,280**	**64**	**3.0**	4,300	74	3.4	2,380	49	4.2
Overseas	**305**	**1**	**0.7**	264	3	2.3	303	3	2.0
Receivables due from other financial institutions									
Australia	**2,015**	**43**	**4.3**	1,631	26	3.2	2,543	71	5.6
Overseas	**2,958**	**53**	**3.6**	2,373	43	3.6	1,724	67	7.8
Deposits with regulatory authorities									
Australia	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Overseas	**235**	**-**	**-**	114	-	-	39	-	-
Trading securities									
Australia	**4,906**	**109**	**4.5**	5,368	139	5.1	6,427	231	7.2
Overseas	**2,562**	**47**	**3.7**	2,831	64	4.5	2,785	80	5.8
Investment securities									
Australia	**4,022**	**101**	**5.1**	3,530	110	6.2	2,882	105	7.3
Overseas	**7,405**	**124**	**3.4**	7,274	182	5.0	6,553	203	6.2
Loans, advances and other receivables									
Australia	**124,419**	**3,909**	**6.3**	121,680	4,075	6.6	119,720	4,384	7.4
Overseas	**19,977**	**638**	**6.4**	18,857	650	6.8	18,007	678	7.6
Other interest earning assets	**-**	**(3)**	**n/a**	-	3	n/a	-	5	n/a
Intragroup loans									
Australia	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Overseas	**3,361**	**25**	**1.5**	3,106	40	2.6	3,209	82	5.2
Average interest earning assets and interest income including intragroup	**176,445**	**5,111**	**5.8**	171,328	5,409	6.3	166,572	5,958	7.2
Intragroup eliminations	**(3,361)**	**(25)**	**1.5**	(3,106)	(40)	2.6	(3,209)	(82)	5.2
Total average interest earning assets and interest income	**173,084**	**5,086**	**5.9**	168,222	5,369	6.3	163,363	5,876	7.3

Half Year Ended	30/06/02	31/12/01	30/06/01
	Average Balance	Average Balance	Average Balance
Non-Interest Earning Assets	**$M**	**$M**	**$M**
Bank acceptances			
Australia	**12,187**	11,748	12,361
Overseas	**79**	53	137
Life insurance investment assets			
Australia	**26,842**	26,865	26,825
Overseas	**4,154**	4,104	4,104
Property, plant and equipment			
Australia	**662**	699	911
Overseas	**189**	217	238
Other assets			
Australia	**22,710**	24,548	22,899
Overseas	**3,053**	3,723	2,654
Provisions for impairment			
Australia	**(1,541)**	(1,550)	(1,634)
Overseas	**(148)**	(139)	(78)
Total average non-interest earning assets	**68,187**	70,268	68,417
Total Average Assets	**241,271**	238,490	231,780
Percentage of total average assets applicable to overseas operations	**18.3%**	17.9%	17.1%

Half Year Ended	30/06/02			31/12/01			30/06/01		
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
Average Interest Bearing Liabilities and Loan Capital and Interest Expense	Balance		Rate	Balance		Rate	Balance		Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Time Deposits									
Australia	**40,465**	**887**	**4.4**	42,107	1,014	4.8	41,475	1,209	5.9
Overseas	**13,955**	**379**	**5.5**	11,017	367	6.6	10,447	360	6.9
Savings Deposits									
Australia	**32,894**	**185**	**1.1**	31,277	227	1.4	27,432	281	2.1
Overseas	**2,535**	**40**	**3.2**	2,353	42	3.5	2,173	43	4.0
Other demand deposits									
Australia	**30,610**	**513**	**3.4**	28,442	524	3.7	25,501	509	4.0
Overseas	**2,486**	**31**	**2.5**	2,287	32	2.8	2,046	34	3.4
Payables due to other financial institutions									
Australia	**1,910**	**23**	**2.4**	2,174	42	3.8	1,594	40	5.0
Overseas	**5,555**	**55**	**2.0**	5,079	73	2.8	4,504	125	5.6
Debt issues									
Australia	**15,055**	**415**	**5.6**	14,108	385	5.4	17,259	567	6.6
Overseas	**8,629**	**96**	**2.2**	10,155	168	3.3	10,280	266	5.2
Loan capital									
Australia	**5,456**	**99**	**3.7**	5,525	128	4.6	5,732	176	6.2
Overseas	**86**	**1**	**2.3**	90	4	8.8	89	3	6.8
Other interest bearing liabilities	**-**	**1**	**n/a**	-	14	n/a	-	10	n/a
Intragroup borrowings									
Australia	**3,361**	**25**	**1.5**	3,106	40	2.6	3,209	82	5.2
Overseas	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Average interest bearing liabilities and loan capital and interest expense including intragroup	**162,997**	**2,750**	**3.4**	157,720	3,060	3.8	151,741	3,705	4.9
Intragroup eliminations	**(3,361)**	**(25)**	**1.5**	(3,106)	(40)	2.6	(3,209)	(82)	5.2
Total average interest bearing liabilities and loan capital and interest expense	**159,636**	**2,725**	**3.4**	154,614	3,020	3.9	148,532	3,623	4.9

Half Year Ended Non-Interest Bearing Liabilities	30/06/02 Average Balance $M	31/12/01 Average Balance $M	30/06/01 Average Balance $M
Deposits not bearing interest			
Australia	**5,029**	5,813	6,308
Overseas	**745**	665	634
Liability on acceptances			
Australia	**12,187**	11,748	12,367
Overseas	**79**	53	137
Life insurance policy liabilities			
Australia	**22,875**	23,305	23,290
Overseas	**3,539**	3,376	3,421
Other liabilities			
Australia	**13,337**	15,907	14,294
Overseas	**3,214**	2,831	4,131
Total average non-interest bearing liabilities	**61,005**	63,698	64,584
Total average liabilities and loan capital	**220,641**	218,312	213,116
Shareholders' equity	**20,630**	20,178	18,664
Total average liabilities, loan capital and shareholders' equity	**241,271**	238,490	231,780
Percentage of total average liabilities applicable to overseas operations	**18.5%**	17.4%	17.8%

7. INTEREST RATE AND VOLUME ANALYSIS OF FULL YEAR AND HALF YEAR RESULTS

Full Year Ended	30/06/02 vs 30/06/01 Changes due to			Proforma 30/06/01 vs 30/06/00 Changes due to		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest Earning Assets						
Cash and liquid assets						
Australia	71	(40)	31	21	4	25
Overseas	-	1	1	1	2	3
Receivables due from other financial institutions						
Australia	(41)	(49)	(90)	39	2	41
Overseas	60	(85)	(25)	20	22	41
Trading securities						
Australia	(28)	(111)	(139)	(48)	70	22
Overseas	6	(56)	(50)	37	25	62
Investment securities						
Australia	35	(66)	(31)	(73)	44	(29)
Overseas	58	(165)	(107)	59	28	88
Loans, advances and other receivables						
Australia	287	(1,286)	(999)	528	407	935
Overseas	176	(205)	(29)	213	122	335
Other interest earning assets	_	(7)	(7)	-	3	3
Intragroup loans						
Australia	_	-	-	-	-	-
Overseas	1	(127)	(126)	22	1	24
Change in interest income including intragroup	656	(2,227)	(1,571)	850	700	1,550
Intragroup eliminations	(1)	127	126	(22)	(1)	(24)
Change in interest income	679	(2,124)	(1,445)	826	700	1,526
Interest Bearing Liabilities and Loan Capital						
Time Deposits						
Australia	(50)	(568)	(618)	(130)	232	102
Overseas	171	(136)	35	78	152	229
Savings Deposits						
Australia	73	(264)	(191)	(2)	65	62
Overseas	16	(17)	(1)	-	17	17
Other demand deposits						
Australia	228	(255)	(27)	146	94	239
Overseas	14	(13)	1	16	3	18
Payables due to other financial institutions						
Australia	32	(32)	-	13	(7)	6
Overseas	47	(182)	(135)	33	(10)	23
Debt Issues						
Australia	(152)	(147)	(299)	157	52	209
Overseas	(24)	(274)	(298)	130	3	133
Loan Capital						
Australia	(4)	(136)	(140)	115	22	137
Overseas	(2)	-	(2)	4	(3)	1
Other interest bearing liabilities	-	(6)	(6)	-	21	21
Intragroup borrowings						
Australia	1	(127)	(126)	22	1	24
Overseas	-	-	-	-	-	-
Change in interest expense including intragroup	503	(2,310)	(1,807)	513	708	1,221
Intragroup eliminations	(1)	127	126	(22)	(1)	(24)
Change in interest expense	486	(2,167)	(1,681)	492	705	1,197
Change in net interest income	278	(42)	236	334	(5)	329
Change due to Variation in Time Periods			-			(11)

These Volume and Rate Analyses are for half year periods. The calculations are based on balances over the half year.

The volume and rate variances for both total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories). The variation in time periods allows for the different number of days in the respective half years.

	Volume changes due to Rate			Volume changes due to Rate		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
Interest Earning Assets						
Cash and liquid assets						
Australia	34	(19)	15	(1)	(8)	(9)
Overseas	-	(2)	(2)	-	(2)	(2)
Receivables due from other financial institutions						
Australia	(13)	(15)	(28)	7	10	17
Overseas	35	(49)	(14)	11	-	11
Trading securities						
Australia	(44)	(78)	(122)	(11)	(17)	(28)
Overseas	(5)	(28)	(33)	(6)	(10)	(16)
Investment securities						
Australia	35	(39)	(4)	14	(21)	(7)
Overseas	20	(99)	(79)	3	(58)	(55)
Loans, advances and other receivables						
Australia	160	(635)	(475)	88	(188)	(100)
Overseas	69	(109)	(40)	37	(38)	(1)
Other interest earning assets	-	(8)	(8)	-	(6)	(6)
Intragroup loans						
Australia	-	-	-	-	-	-
Overseas	3	(60)	(57)	3	(17)	(14)
Change in interest income including intragroup	311	(1,158)	(847)	148	(358)	(210)
Intragroup eliminations	(3)	60	57	(3)	17	14
Change in interest income	318	(1,108)	(790)	148	(343)	(196)
Interest Bearing Liabilities and Loan Capital						
Time Deposits						
Australia	(26)	(296)	(322)	(37)	(73)	(110)
Overseas	108	(89)	19	88	(70)	18
Savings Deposits						
Australia	43	(139)	(96)	11	(49)	(38)
Overseas	6	(9)	(3)	3	(4)	(1)
Other demand deposits						
Australia	94	(90)	4	38	(40)	(2)
Overseas	6	(9)	(3)	3	(3)	-
Payables due to other financial institutions						
Australia	6	(23)	(17)	(4)	(14)	(18)
Overseas	20	(90)	(70)	6	(23)	(17)
Debt Issues						
Australia	(67)	(85)	(152)	25	11	36
Overseas	(31)	(139)	(170)	(21)	(48)	(69)
Loan Capital						
Australia	(7)	(70)	(77)	(1)	(26)	(27)
Overseas	-	(2)	(2)	-	(3)	(3)
Other interest bearing liabilities	-	(9)	(9)	-	(13)	(13)
Intragroup borrowings						
Australia	3	(60)	(57)	3	(17)	(14)
Overseas	-	-	-	-	-	-
Change in interest expense including intragroup	238	(1,193)	(955)	98	(359)	(261)
Intragroup eliminations	(3)	60	57	(3)	17	14
Change in interest expense	230	(1,128)	(898)	91	(337)	(244)
Change in net interest income	133	(25)	108	66	(16)	50
Change due to Variation in Time Periods			-			(38)

8. INTEGRATED RISK MANAGEMENT

(Excludes Life Insurance and Funds Management)

The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2001 Annual Report pages 31 to 33, Integrated Risk Management, details the major risks managed by a diversified financial institution.

Credit Risk

The Group uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Group is using various portfolio management tools to assist in diversifying the credit portfolio.

The commercial portfolio remains well rated regardless of a small number of large impaired assets. The level of exposure within Australia to the commercial portfolio and the home lending segment further supports the strength of the portfolio, with Australia expected to have a comparatively quick recovery on the international stage.

Industry	30/06/02 %	31/12/01 %	30/06/01 %
Accommodation, Cafes and Restaurants	**1.5**	1.4	1.4
Agriculture, Forestry and Fishing	**3.1**	2.8	2.9
Communication Services	**0.8**	0.7	0.7
Construction	**0.9**	1.4	1.6
Cultural and Recreational Services	**0.8**	0.6	0.9
Electricity, Gas and Water Supply	**1.7**	1.8	1.6
Finance and Insurance	**10.9**	11.2	10.3
Government Administration and Defence	**5.0**	4.8	4.4
Health and Community Services	**1.5**	1.5	1.6
Individuals	**5.6**	3.5	3.8
Manufacturing	**5.2**	5.3	5.9
Mining	**1.1**	1.1	1.1
Personal and Other Services	**0.6**	0.6	0.5
Property and Business Services	**6.5**	8.0	8.7
Retail Trade	**2.4**	2.1	2.1
Transport and Storage	**3.2**	2.7	2.9
Wholesale Trade	**1.6**	1.4	1.8
Consumer	**47.6**	49.1	47.8
Total	**100.0**	100.0	100.0

The Group is traditionally a large home loan provider in both Australia and New Zealand (see "Consumer" above), where historically losses have been less than 0.03% of the portfolio in most years.

Region	30/06/02 %	31/12/01 %	30/06/01 %
Australia	**86.9**	84.7	87.9
New Zealand	**8.3**	8.5	7.2
Europe	**1.8**	3.0	2.0
Americas	**1.8**	2.0	1.5
Asia	**1.1**	1.7	1.3
Other	**0.1**	0.1	0.1
Total	**100.0**	100.0	100.0

The Group has the bulk of the exposure concentrated in Australia and New Zealand.

Commercial Portfolio Quality	30/06/02 %	31/12/01 %	30/06/01 %
AAA/AA	**27**	29	27
A	**19**	20	21
BBB	**15**	15	15
Other	**39**	36	37
Total	**100**	100	100

As % of commercial portfolio exposure (including finance and insurances) which has been individually risk rated, the Group has over 60% of commercial exposures at investment grade quality.

Consumer Portfolio Quality	30/06/02	31/12/01	30/06/01
Housing loans accruing but past 90 days or more $M	**176**	168	218
Housing loan balances $M [1]	**85,839**	79,745	73,511
Arrears rate %	**0.21**	0.21	0.30

[1] Housing loan balances net of securitisation and includes home equity and similar facilities.

Next 12 months' Earnings

Over the year to 30 June 2002 the potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

(expressed as a % of expected next 12 months' earnings)	2002 %	2001 %
Average monthly exposure	**1.3**	1.8
High month exposure	**1.8**	2.4
Low month exposure	**0.7**	0.9

Economic Value

The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of existing assets and liabilities, where repricing dates do not match, held for purposes other than trading.

	2002 $M	2001 $M
Exposure as at period end	**16**	42
Average monthly exposure	**29**	23
High month exposure	**59**	42
Low month exposure	**9**	11

Foreign Exchange Risk in the Balance Sheet is discussed within Note 39 of the 2001 Annual Report.

An adverse movement of 10% in the applicable AUD foreign exchange rate would cause the Bank's capital ratio to deteriorate by less than 0.3% (0.3% for the year to 30 June 2001).

Value at Risk (VaR) within Financial Markets Trading is discussed in the 2001 Annual Report.

	Average VaR During June 2002 Half $M	Average VaR During December 2001 Half $M	Average VaR During June 2001 Half $M	Average VaR During December 2000 Half $M
Group (excluding ASB Bank)				
Interest rate risk	**3.23**	2.60	2.21	2.30
Exchange rate risk	**2.07**	1.54	1.03	0.64
Implied volatility risk	**0.59**	0.48	0.39	0.32
Equities risk	**0.42**	0.47	0.42	0.42
Commodities risk	**0.31**	0.48	0.34	0.33
Prepayment risk	**0.21**	0.32	0.44	0.38
ASB Bank	**0.17**	0.14	0.17	0.21
Diversification benefit	**(2.39)**	(2.45)	(1.99)	(1.74)
Total	**4.61**	3.58	3.01	2.86

Withdrawal of Terrorism Insurance Cover

On renewal of the Group's insurance policies in the first half, insurers imposed terrorism exclusion clauses in various policies.

The Group, through the Australian Banker's Association, sought Federal Government participation in achieving a national solution. On 21 May 2002 the Treasurer announced that the Federal Government is prepared to provide remainder insurance for terrorist risk cover, possibly after private sector pooling. The Government is currently undertaking further consultation with key industry stakeholders, including the Group, on the shape of this government assistance.

The Group is also constantly reviewing the insurance market to access cover in the event that a viable market solution becomes available.

9. CAPITAL ADEQUACY

Risk Weighted Capital Ratios	30/06/02 %	30/06/01 %
Tier one	**6.78**	6.51
Tier two	**4.28**	4.18
Less deductions	**(1.26)**	(1.53)
Total Capital	**9.80**	9.16

	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Tier One Capital			
Shareholders' Equity	**21,056**	19,848	6.1
Eligible Loan Capital	**415**	462	(10.2)
Total Shareholders' Equity and Loan Capital	**21,471**	20,310	5.7
Add back Foreign currency translation reserve related to non-consolidated subsidiaries	**90**	-	n/a
Less Asset revaluation reserve	**(4)**	(5)	(20.0)
Less Goodwill	**(5,391)**	(5,716)	(5.7)
Less Intangible component of investment in non-consolidated subsidiaries	**(4,588)**	(4,116)	11.5
Less Outside equity interest in entities controlled by non-consolidated subsidiaries	**(2,017)**	(1,458)	38.3
Total Tier One Capital	**9,561**	9,015	6.1
Tier Two Capital			
Asset revaluation reserve	**4**	5	(20.0)
General provision for bad and doubtful debts [1]	**1,351**	1,390	(2.8)
FITB related to general provision	**(392)**	(436)	(10.1)
Upper tier 2 note and bond issues	**297**	317	(6.3)
Lower tier 2 note and bond issues	**4,934**	5,348	(7.7)
Less Lower tier 2 adjustment to 50% of tier 1 capital	**(154)**	(840)	(81.7)
Total Tier Two Capital	**6,040**	5,784	4.4
Tier One and Tier Two Capital	**15,601**	14,799	5.4
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier 1)	**(1,741)**	(2,005)	(13.2)
Less Other deductions	**(40)**	(114)	(64.9)
Capital Base	**13,820**	12,680	9.0

(1) Excludes general provision for bad and doubtful debts relating to investments in non-consolidated subsidiaries.

Risk-weighted assets	Face Value 2002 $M	Face Value 2001 $M	Risk Weights %	Risk Weighted Balance 2002 $M	Risk Weighted Balance 2001 $M
On balance sheet assets					
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	**22,315**	16,604	0%	**-**	-
Claims on OECD banks and local governments	**13,401**	10,927	20%	**2,680**	2,185
Advances secured by residential property	**86,378**	77,909	50%	**43,189**	38,954
All other assets	**77,474**	77,028	100%	**77,474**	77,028
Total on balance sheet assets - credit risk	**199,568**	182,468		**123,343**	118,167
Total off balance sheet exposures - credit risk [1],[2]				**16,516**	19,572
Risk weighted assets - market risk				**1,190**	644
Total risk weighted assets				**141,049**	138,383

(1) The reduction in off balance sheet exposures was achieved by improved classification of assets by risk weight, principally through identification of additional eligible security and by more accurate classification of counterparties.

(2) Off balance sheet exposures secured by residential property account for $13.0 billion of off balance sheet credit equivalent assets ($6.5 billion of off balance sheet risk weighted assets).

For an analysis of the movements in the capital ratios see page 31.

10. CREDIT RATING

Debt issues not guaranteed by the Commonwealth of Australia

	Short-term	Long-term
Standard & Poor's Corporation	A-1+	AA-
Moody's Investors Service, Inc.	P-1	Aa3
Fitch, Inc	F1+	AA
Moody's Bank Financial Strength Rating		B
Fitch, Inc Individual Rating		A/B

11. SHARE CAPITAL AND RESERVES

	Shares Issued	$M
Ordinary Share Capital		
Opening balance 1 July 2001	1,244,015,455	12,455
Exercise of executive options [(1)]	2,052,500	39
Employee Share Acquisition Plan Issues	899,368	-
DRP 2000/2001 final dividend fully paid ordinary shares @ $28.79	5,954,040	171
Buy Back for DRP: 2001/02 Interim Dividend	(4,951,275)	(158)
DRP 2000/2001 Interim Dividend	4,951,275	158
Closing balance 30 June 2002	1,252,921,363	12,665
Preference Share Capital		
Opening balance 1 July 2001	3,500,000	687
Closing balance 30 June 2002	3,500,000	687
Retained Profits		
Opening balance 1 July 2001		1,160
Net profit for the year		2,655
Provisions for dividends		(1,913)
Appropriations to reserves (net)		(450)
Closing balance 30 June 2002		1,452
Reserves		
Opening balance 1 July 2001		4,091
Transfer of DRP Reserve to Share Capital		(168)
Appropriation from profits (net)		450
Movement in Foreign Currency Translation Reserve		(146)
Movement in Asset Revelation Reserve		(1)
Closing balance 30 June 2002		4,226

(1) Executive options are not currently recorded as an expense by the Group. Based on the current deliberations of the International Accounting Standards Board on recognition of an expense for equity based compensation, the Group would be required to recognise an expense for the fair value of options issued rather than exercised during the year. During the current year 3,007,000 options were issued with a fair value of $2.01. This would result in an expense of $6.0 million being recorded by the Group.

Dividend Franking Account

After fully franking the dividend to be paid in respect of the year ended 30 June 2002 the amount of the franking credits available as at 30 June 2002 to frank dividends for subsequent financial years is $400.2 million (30 June 2001 : Nil). This figure is based on the combined franking accounts of the Group at 30 June 2002, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits of the year ended 30 June 2002, franking debits that will arise from the payment of dividends proposed for the half year and franking credits that the Group may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2002 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2002.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan is capped at 10,000 shares per shareholder.

Record Date

The register closes for determination of dividend entitlement and for participation in the Dividend Reinvestment Plan at 5:00pm on 30 August 2002 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1232.

Ex Dividend Date

The ex dividend date is 26 August 2002.

12. Definitions

Item	Description
Appraisal Value	The embedded value plus estimated value of profits from future business.
Cash Earnings	Represents profit from ordinary activities after tax and outside equity interest before appraisal value uplift and goodwill amortisation.
Dividend Payout Ratio	Dividends paid on ordinary shares, divided by earnings.
DRP	Dividend Reinvestment Plan.
DRP Participation Rate	The percentage of total issued capital participating in the Dividend Reinvestment Plan.
Earnings Per Share	Calculated in accordance with the revised AASB 1027: Earnings per Share effective 1 July 2001.
Other Countries	United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam.
Return on Average Shareholders' Equity	Based on profit from ordinary activities after tax and outside equity interests applied to average shareholders equity.
Return on Average Total Assets	Based on profit from ordinary activities after tax and outside equity interests. Averages are based on beginning and end of period balances.
Total Assets	Includes the gross amount of trading derivative contract revaluations.
Underlying profit	Represents profit from ordinary activities before tax, charge for bad and doubtful debts and goodwill amortisation.

13. Expenses

Group Expenses	30/06/02 $M	30/06/01 $M
Staff Expenses		
Salaries and wages	**2,079**	2,046
Superannuation contributions	**11**	12
Provision for long service leave	**36**	47
Provisions for other employee entitlements	**8**	(8)
Payroll tax	**92**	99
Fringe benefits tax	**32**	48
Other staff expenses	**132**	116
Total Staff Expenses	**2,390**	2,360
Occupancy and Equipment Expenses		
Operating lease rentals	**324**	329
Depreciation		
Buildings	**26**	29
Leasehold improvements	**47**	45
Equipment	**55**	76
Repairs and maintenance	**56**	60
Other	**70**	65
Total Occupancy and Equipment Expenses	**578**	604
Information Technology Services		
Projects and development	**233**	216
Data processing	**275**	256
Desktop	**155**	145
Communications	**175**	171
Total Information Technology Services	**838**	788
Other Expenses		
Postage	**111**	108
Stationery	**104**	104
Fees and commissions	**609**	524
Advertising and marketing	**256**	252
Other	**315**	430
Total Other Expenses	**1,395**	1,418
Total Operating Expenses	**5,201**	5,170

Some prior period comparatives have been amended to reflect current classification of expenses.

The following information, in accordance with AASB 1038, is provided to disclose life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation.

Summarised Profit and Loss Statement	30/06/02 $M	30/06/01 $M
Premium and related revenue [(1)]	**1,332**	1,237
Outward reinsurance premiums expense	**(192)**	(164)
Claims expense [(1)]	**(447)**	(466)
Reinsurance recoveries	**89**	141
Investment revenue (excluding investments in subsidiaries)		
Equity securities	**(1,057)**	552
Debt securities	**878**	902
Property	**184**	277
Other	**(105)**	(33)
Life insurance policy liabilities expense [(1)]	**315**	(1,178)
Margin on services operating income	**997**	1,268
Change in excess of net market values over net assets of life insurance controlled entities	**477**	474
Life insurance operating income	**1,474**	1,742
Administration expense	**(757)**	(754)
Operating profit before income tax	**717**	988
Income tax attributable to operating profit	**(22)**	(194)
Operating profit after income tax	**695**	794
Outside equity interest in operating profit after income tax	**-**	-
Net Profit after income tax	**695**	794

Sources of life insurance operating profit

The Margin on Services operating profit after income tax is represented by:

Emergence of planned profit margins	**234**	257
Difference between actual and planned experience	**(37)**	(63)
Movement in excess of net market value over net assets of controlled entities	**477**	474
Reversal of previously recognised losses or loss recognition on groups of related products	**(9)**	(2)
Investment earnings on assets in excess of policyholder liabilities	**33**	126
Other	**(3)**	2
Operating Profit after income tax	**695**	794

An analysis of this financial result is contained in the Life Insurance – Business Analysis section of this report.

(1) For the above profit and loss presentation, premiums and claims are split between expense and capital component on an estimation basis.

Carrying Values of Life Insurance and Funds Management Business

The following table sets out the components of the carrying values of the Group's life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors' valuations based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Consulting.

	Funds	Life Insurance				
	Management	Australia		New	Asia[5]	
		Investment	Risk	Zealand		
Analysis of Movement since 30 June 2001	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**
Profits	216	148	88	28	(46)	434
Capital Movements	85	-	74	68	131	358
Dividends paid	(325)	(179)	(97)	(24)	-	(625)
Disposals of Business [1]	-	-	-	-	(61)	(61)
FX Movements	(11)	-	-	26	(64)	(49)
Change in Shareholders NTA	(35)	(31)	65	98	(40)	57
Value Transfer [3]	1,142	(1,142)	-	-	-	-
Acquired excess [2]	58	-	-	-	-	58
Disposals of Business	-	-	-	-	(15)	(15)
Transfer of CFS Property [2]	147	-	-	-	-	147
Underlying Appraisal Value Uplift	234	48	83	54	(89)	330
Increase to 30 June 2002	**1,546**	**(1,125)**	**148**	**152**	**(144)**	**577**

Shareholders' Net Tangible Assets	Funds	Life Insurance				
	Management	Australia		New	Asia	Total
		Investment	Risk	Zealand		
	$M	**$M**	**$M**	**$M**	**$M**	**$M**
30 June 2001 balance	269	499	1,144	236	719	2,867
Profits	216	148	88	28	(46)	434
Net capital movements	(240)	(179)	(23)	44	131	(267)
Disposals of business [1]	-	-	-	-	(61)	(61)
Foreign Exchange Movements	(11)	-	-	26	(64)	(49)
30 June 2002 balance	234	468	1,209	334	679	2,924

Value in Force Business	Funds	Life Insurance				
	Management	Australia		New	Asia	Total
		Investment	Risk	Zealand		
	$M	**$M**	**$M**	**$M**	**$M**	**$M**
30 June 2001 balance	618	565	141	135	101	1,560
Disposals of business [1]	-	-	-	-	(10)	(10)
Value transfer/acquired access [2]	205	-	-	-	-	205
Uplift	43	(210)	37	44	(51)	(137)
30 June 2002 balance	866	355	178	179	40	1,618

Value Future New Business	Funds	Life Insurance				
	Management	Australia		New	Asia	Total
		Investment	Risk	*Zealand*		
	$M	**$M**	**$M**	**$M**	**$M**	**$M**
30 June 2001 balance	2,402	809	(23)	265	123	3,576
Disposals of business [1]	-	-	-	-	(5)	(5)
Value transfer [3]	1,142	(1,142)	-	-	-	-
Uplift	191	258	46	10	(38)	467
30 June 2002 balance	3,735	(75)	23	275	80	4,038

Carrying Value at 30 June 2002	Funds	Life Insurance				
	Management	Australia		New	Asia	Total
		Investment	Risk	Zealand		
	$M	**$M**	**$M**	**$M**	**$M**	**$M**
Shareholders' net tangible assets	234	468	1,209	334	679	2,924
Value in force business	866	355	178	179	40	1,618
Embedded value	**1,100**	**823**	**1,387**	**513**	**719**	**4,542**
Value future new business	3,735	(75)[4]	23	275	80	4,038
Carrying Value	**4,835**	**748**	**1,410**	**788**	**799**	**8,580**

(1) Represents the sale of the Thailand and Malaysian life insurance business.

(2) Represents excess acquired on the purchase of management rights for Kiwi Income Properties Trust and the transfer into the market value environment of Colonial First State Properties.

(3) Represents the value transfer between the life insurance companies and the funds management businesses arising from *decisions to cease selling certain life products in preference for Colonial First State products and the impact of introducing* Colonial First State products to the Group's proprietary distribution network.

(4) Life insurance investment business comprises mainly corporate unit linked and superannuation business. The negative value of $75m in the Australian Life Investment future new business represents products that are profitable but are not achieving returns greater than the discount rate. The lower return reflects a higher cost structure for these products that will be addressed as part of the Group's cost restructure.

(5) The Asian businesses are not in a market value environment.

The following table reconciles the carrying values of the life and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation.

Reconciliation of the Components of the Carrying Value to the Value of Investments in Non-Consolidated Subsidiaries

	31/06/02 $M	30/6/01 $M
Intangible component of investment in non-consolidated subsidiaries deducted from Tier 1 capital comprises:		
Value future new business	**4,038**	3,576
Value of self-generated in force business	**550**	540
	4,588	4,116
Investment in non-consolidated subsidiaries deducted from Total Capital comprises:		
Shareholders' NTA in life and funds management businesses	**2,924**	2,867
Shareholders' NTA in other non-consolidated subsidiaries	**149**	41
Debt recognised as capital per APRA regulations	**7**	96
Value of acquired in force business [1]	**1,068**	1,020
Less non-recourse debt	**(2,373)**	(2,019)
Other	**(34)**	-
	1,741	2,005

[1] The increase in the value of acquired in force business principally relates to the acquisition of management rights for Kiwi Income Properties Trust.

Key Assumptions Used in Appraisal Values

The following Key Assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

As at 30 June 2002	New Business Multiplier[1]	Risk Discount Rate %	Value of Franking Credits %
Life insurance entities			
Australia	9	11.5	70
New Zealand	8	12.0	-
Asia			
- Hong Kong	10	HKD13.0 [2] USD12.0	-
- Other	various	various	-
Funds management entities			
Australia	n/a	13.0	70

As at 30 June 2001	New Business Multiplier	Risk Discount Rate %	Value of Franking Credits %
Life insurance entities			
Australia	9	11.5	70
New Zealand	9	12.0	-
Asia - Hong Kong	9	HKD 13.5 [2] USD 12.5	-
- Other	various	various	-
Funds management entities			
Australia	n/a	12.5	70

[1] Changes in multipliers reflect changed risk discount rates, changes to business mix and changes to views on future new business growth.

[2] These are the risk discount rates for Hong Kong dollar business and US dollar business.

Policy Liabilities

Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance businesses.

	30/06/02 $M	30/06/01 $M
Components of policy liabilities:		
Future policy benefits [1]	**29,164**	29,727
Future bonuses	**1,493**	1,583
Future expenses	**2,259**	2,209
Future profit margins	**1,007**	1,224
Future charges for acquisition expenses	**(413)**	(648)
Balance of future premiums	**(7,666)**	(7,112)
Provisions for bonuses not allocated to participating policyholders	**73**	46
Total policy liabilities	**25,917**	27,029

(1) Including bonuses credited to policyholders in prior years.

Taxation

Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard ('AS1.03') issued by the Life Insurance Actuarial Standards Board ('LIASB'). The principal methods and profit carriers used for particular product groups are as follows:

Product Type	Method	Profit Carrier
Individual		
Conventional	Projection	Bonuses / dividends or expected claim payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group		
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

The '*Projection Method*' measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

The 'Accumulation Method' measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs are offset against this liability.

Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial Assumptions

Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions are also used in the determination of appraisal values.

Discount Rates

These are the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates are determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

Class of Business	June 2002 Rate Range %	June 2001 Rate Range %
Traditional – ordinary business (after tax)	6.21 – 6.96	6.38-6.72
Traditional – superannuation business (after tax)	7.58 – 8.52	7.80-8.23
Annuity business (after tax)	6.49 – 7.86	6.51-7.97
Term life insurance – ordinary business (after tax)	3.89 – 4.55	4.20-4.55
Term life insurance – superannuation business (after tax)	3.89 – 4.55	4.20-4.55
Disability business (before tax)	6.50	4.20-4.55
Investment linked – ordinary business (after tax)	5.89 – 6.45	5.86-6.36
Investment linked – superannuation business (after tax)	7.51 – 7.96	7.34-7.92
Investment linked – exempt (after tax)	8.52 – 9.13	8.34-9.12
Investment account – ordinary business (after tax)	4.41	4.51
Investment account – superannuation business (after tax)	5.36	5.49

Bonuses

The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

For the Australian and New Zealand operations of the Colonial Group, maintenance expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in the service company agreements. These have increased in line with inflation.

For other operations maintenance expense assumptions are based on an analysis of experience over the past year taking into account future business plans. 'One-off' expenses are excluded.

Investment management expenses

Investment management expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the new regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

Discontinuance rates are based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

Current surrender value bases are assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and Morbidity

Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate. The only significant change has been an increase in the assumption for disability claims in New Zealand.

Solvency

Australian Life Insurers

Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.02 'Solvency Standard' ('AS2.02') prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.02. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

Overseas life insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Group.

Disaggregated Information

Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds that are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between thei various life insurance statutory funds and their shareholder funds.

15. Intangible Assets

	30/06/02 $M	30/06/01 $M
Purchased goodwill - Colonial	**5,662**	5,662
Purchased goodwill - Other	**1,125**	1,131
Realisation of Life Insurance Synergy benefits [1]	**(332)**	(332)
Accumulated amortisation	**(1,064)**	(745)
Total Goodwill	**5,391**	5,716

(1) Cost and revenue synergies, planned on acquisition of Colonial, are being achieved from the integration of the Commonwealth and Colonial life insurance businesses. Changes in the excess of net market value over net assets of life insurance controlled entities that are directly attributable to these cost and revenue synergies have been recorded as a realisation of goodwill.

16. Amortisation Schedule

	30/06/02 $M	30/06/01 $M
Goodwill	**5,391**	5,716
Excess of Net Market value over net assets of life insurance controlled entities	**5,656**	5,136
	11,047	10,852
Analysis of movement:		
Goodwill		
Opening balance	**5,716**	5,905
Purchased goodwill	**(6)**	243
Amortisation for the year	**(323)**	(338)
Transfer from excess	**-**	(332)
Fair value adjustments and increase in integration provisions	**-**	238
Other adjustments	**4**	-
Closing Balance	**5,391**	5,716
Excess of Net Market value over net assets of life insurance controlled entities		
Opening balance	**5,136**	4,322
Synergies	**-**	332
Other adjustments [2]	**43**	8
Appraisal value uplift	**477**	474
Closing Balance	**5,656**	5,136

(2) Includes the sale of the Thailand life insurance business during the period and foreign exchange gains and losses.

Group Performance Summary	Full Year 30/06/02 $M	Half Year 30/06/02 $M	Half Year 31/12/01 $M	Full Year 30/06/01 $M	Half Year 30/06/01 $M	Half Year 31/12/00 $M
Profit from ordinary activities after tax (statutory)	2,655	1,451	1,204	2,398	1,263	1,135
Profit from ordinary activities after tax ('cash basis [1]')	2,501	1,309	1,192	2,262	1,153	1,109
Income						
Interest income	**10,455**	**5,086**	5,369	11,900	5,876	6,024
Interest expense	**5,745**	**2,725**	3,020	7,426	3,623	3,803
Net interest income	**4,710**	**2,361**	2,349	4,474	2,253	2,221
Other banking operating income	**2,552**	**1,274**	1,278	2,381	1,185	1,196
Total banking income	**7,262**	**3,635**	3,627	6,855	3,438	3,417
Life insurance income [2]	**997**	**468**	529	1,268	624	644
Funds management income	**809**	**419**	390	701	381	320
Total Income	**9,068**	**4,522**	4,546	8,824	4,443	4,381
Expenses						
Operating expenses	**5,201**	**2,607**	2,594	5,170	2,585	2,585
Charge for bad and doubtful debts	**449**	**159**	290	385	203	182
Total Expenses	**5,650**	**2,766**	2,884	5,555	2,788	2,767
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	**3,418**	**1,756**	1,662	3,269	1,655	1,614
Income tax expense [2]	**916**	**447**	469	993	499	494
Profit from ordinary activities after income tax	**2,502**	**1,309**	1,193	2,276	1,156	1,120
Outside equity interests	**(1)**	**-**	(1)	(14)	(3)	(11)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	**2,501**	**1,309**	1,192	2,262	1,153	1,109
Appraisal value uplift	**477**	**303**	174	474	285	189
Goodwill amortisation	**(323)**	**(161)**	(162)	(338)	(175)	(163)
Net profit after income tax attributable to shareholders of the Bank	**2,655**	**1,451**	1,204	2,398	1,263	1,135
Contributions to profit (after tax)						
Banking	**2,067**	**1,092**	975	1,793	918	875
Life insurance	**218**	**97**	121	320	164	156
Funds management	**216**	**120**	96	149	71	78
Profit after tax from ordinary activities ('cash basis [1]')	**2,501**	**1,309**	1,192	2,262	1,153	1,109
Goodwill amortisation	**(323)**	**(161)**	(162)	(338)	(175)	(163)
Appraisal value uplift	**477**	**303**	174	474	285	189
Net profit after income tax attributable to shareholders of the Bank	**2,655**	**1,451**	1,204	2,398	1,263	1,135

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift.

(2) Included within life insurance income is a $36 million tax credit relating to policyholder income tax (30 June 2001: $94 million tax epense). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil (Refer page 25).

(3) Proforma Group represents the combined results of Commonwealth Bank and Colonial for the half year ended 30 June 2000. The Colonial results have been adjusted for abnormal items and other items not considered part of the ongoing business.

(4) Proforma results have only been prepared on a 'cash basis'.

Banking Performance Summary Profit from Ordinary Activities Summary	Full Year 30/06/02 $M	Half Year 30/06/02 $M	Half Year 31/12/01 $M	Full Year 30/06/01 $M	Half Year 30/06/01 $M	Half Year 31/12/00 $M
Interest income	**10,455**	**5,086**	5,369	11,900	5,876	6,024
Interest expense	**5,745**	**2,725**	3,020	7,426	3,623	3,803
Net interest income	**4,710**	**2,361**	2,349	4,474	2,253	2,221
Other operating income	**2,552**	**1,274**	1,278	2,381	1,185	1,196
Total operating income	**7,262**	**3,635**	3,627	6,855	3,438	3,417
Operating expenses	**3,929**	**1,964**	1,965	3,958	1,973	1,985
Underlying profit	**3,333**	**1,671**	1,662	2,897	1,465	1,432
Charge for bad and doubtful debts	**449**	**159**	290	385	203	182
Profit from ordinary activities before goodwill amortisation and income tax	**2,884**	**1,512**	1,372	2,512	1,262	1,250
Income tax expense	**816**	**420**	396	705	341	364
Outside equity interests	**1**	**-**	1	14	3	11
Profit from ordinary activities after income tax, before goodwill amortisation	**2,067**	**1,092**	975	1,793	918	875

Net Interest Income						
Interest Income						
Loans	**9,231**	**4,530**	4,701	10,246	5,034	5,212
Other financial institutions	**165**	**96**	69	280	138	142
Liquid assets	**142**	**65**	77	110	52	58
Trading securities	**359**	**156**	203	548	311	237
Investment securities	**517**	**225**	292	655	308	347
Dividends on redeemable preference shares	**41**	**17**	24	54	28	26
Other	**-**	**(3)**	3	7	5	2
Total Interest Income	**10,455**	**5,086**	5,369	11,900	5,876	6,024
Interest Expense						
Deposits	**4,241**	**2,035**	2,206	5,042	2,435	2,607
Other financial institutions	**193**	**78**	115	328	165	163
Debt issues	**1,064**	**511**	553	1,661	834	827
Loan capital	**232**	**100**	132	374	179	195
Other	**15**	**1**	14	21	10	11
Total Interest Expense	**5,745**	**2,725**	3,020	7,426	3,623	3,803
Net Interest Income	**4,710**	**2,361**	2,349	4,474	2,253	2,221

Other Banking Income	Full Year 30/06/02 $M	Half Year 30/06/02 $M	Half Year 31/12/01 $M	Full Year 30/06/01 $M	Half Year 30/06/01 $M	Half Year 31/12/00 $M
Lending fees	618	325	293	602	284	318
Commission and other fees	1,242	636	606	1,173	594	579
Trading income	489	238	251	426	222	204
Dividends	5	3	2	14	4	10
Net gain on investment securities	78	18	60	56	20	36
Net profit on sale of property, plant and equipment	12	(4)	16	25	24	1
General insurance premium income	119	60	59	107	52	55
Less general insurance claims	(66)	(32)	(34)	(57)	(28)	(29)
Other	55	30	25	35	13	22
Total Other Banking Income	2,552	1,274	1,278	2,381	1,185	1,196
Funds Management Profit after tax						
Operating income - external	809	419	390	701	381	320
Operating income – internal	33	19	14	38	18	20
Total income from funds management business	842	438	404	739	399	340
Operating expenses	548	272	276	496	272	224
Profit before tax	294	166	128	243	127	116
Income tax expense	78	46	32	94	56	38
Net profit	216	120	96	149	71	78

Life Insurance Profit after tax	Full Year 30/06/02 $M	Half Year 30/06/02 $M	Half Year 31/12/01 $M	Full Year 30/06/01 $M	Half Year 30/06/01 $M	Half Year 31/12/00 $M
Life Insurance						
Margin on Services operating income - external	997	468	529	1,268	624	644
Operating expenses - external	(724)	(371)	(353)	(716)	(340)	(376)
Operating expenses - internal	(33)	(19)	(14)	(38)	(18)	(20)
Total expenses	(757)	(390)	(367)	(754)	(358)	(396)
Profit from life insurance activities before tax	240	78	162	514	266	248
Income tax expense attributable to:						
Policy holder	(36)	(61)	25	94	56	38
Corporate	58	42	16	100	46	54
Net profit after tax	218	97	121	320	164	156

Sources of profit from life insurance activities

The Margin on Services profit from ordinary activities after income tax is represented by:

Planned profit margins	234	108	126	257	129	128
Experience variation	(37)	(4)	(33)	(63)	(30)	(33)
New business losses / reversal of capitalised losses	(9)	(1)	(8)	(2)	1	(3)
Other	(3)	(3)	-	2	6	(4)
Operating margins	185	100	85	194	106	88
Investment earnings on assets in excess of policyholder liabilities	33	(3)	36	126	58	68
Net profit after tax	218	97	121	320	164	156

Banking Performance Summary Profit from Ordinary Activities Summary	Full Year 30/06/02 $M	Half Year 30/06/02 $M	Half Year 31/12/01 $M	Full Year 30/06/01 $M	Half Year 30/06/01 $M	Half Year 31/12/00 $M
Interest income	**10,455**	**5,086**	5,369	11,900	5,876	6,024
Interest expense	**5,745**	**2,725**	3,020	7,426	3,623	3,803
Net interest income	**4,710**	**2,361**	2,349	4,474	2,253	2,221
Other operating income	**2,552**	**1,274**	1,278	2,381	1,185	1,196
Total operating income	**7,262**	**3,635**	3,627	6,855	3,438	3,417
Operating expenses	**3,929**	**1,964**	1,965	3,958	1,973	1,985
Underlying profit	**3,333**	**1,671**	1,662	2,897	1,465	1,432
Charge for bad and doubtful debts	**449**	**159**	290	385	203	182
Profit from ordinary activities before goodwill amortisation and income tax	**2,884**	**1,512**	1,372	2,512	1,262	1,250
Income tax expense	**816**	**420**	396	705	341	364
Outside equity interests	**1**	**-**	1	14	3	11
Profit from ordinary activities after income tax, before goodwill amortisation	**2,067**	**1,092**	975	1,793	918	875

Net Interest Income						
Interest Income						
Loans	**9,231**	**4,530**	4,701	10,246	5,034	5,212
Other financial institutions	**165**	**96**	69	280	138	142
Liquid assets	**142**	**65**	77	110	52	58
Trading securities	**359**	**156**	203	548	311	237
Investment securities	**517**	**225**	292	655	308	347
Dividends on redeemable preference shares	**41**	**17**	24	54	28	26
Other	**-**	**(3)**	3	7	5	2
Total Interest Income	**10,455**	**5,086**	5,369	11,900	5,876	6,024
Interest Expense						
Deposits	**4,241**	**2,035**	2,206	5,042	2,435	2,607
Other financial institutions	**193**	**78**	115	328	165	163
Debt issues	**1,064**	**511**	553	1,661	834	827
Loan capital	**232**	**100**	132	374	179	195
Other	**15**	**1**	14	21	10	11
Total Interest Expense	**5,745**	**2,725**	3,020	7,426	3,623	3,803
Net Interest Income	**4,710**	**2,361**	2,349	4,474	2,253	2,221

RULES 4.1, 4.3

APPENDIX 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

Commonwealth Bank of Australia

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
123 123 124		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$M
Revenues from ordinary activities *(item 1.1)*	down	13%	to	15,961
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	11%	to	2,655
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	11%	to	2,655

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	82¢	82¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	75¢	75¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 30 August 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period – $M	Previous corresponding period - $M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	15,961	18,331
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	6,016	7,396
	Written down value of assets	628	104
1.3	Borrowing costs	5,745	7,426
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**3,572**	**3,405**
1.6	Income tax on ordinary activities *(see note 4)*	916	993
1.7	**Profit (loss) from ordinary activities after tax**	**2,656**	**2,412**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**2,656**	**2,412**
1.10	Net profit (loss) attributable to outside +equity interests	(1)	(14)
1.11	**Net profit (loss) for the period attributable to members**	**2,655**	**2,398**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	(1)	5
1.13	Net exchange differences recognised in equity	(146)	98
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(147)	103
1.17	**Total changes in equity not resulting from transactions with owners as owners**	2,508	2,501

	Earnings per security (EPS)	Current period (cents)	Previous corresponding period (cents)
1.18	Basic EPS	209.6	189.6
1.19	Diluted EPS	209.3	189.3

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $M	Previous corresponding period - $M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	2,656	2,412
1.21	Less (plus) outside +equity interests	(1)	(14)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**2,655**	**2,398**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $ M	Previous corresponding period - $ M
1.23	Revenue from sales or services		
1.24	Interest revenue	10,455	11,900
1.25	Other relevant revenue		
	Fees and commissions	1,860	1,775
	Trading income	489	426
	Dividends	5	14
	Proceeds from sale of assets	718	185
	Life insurance premium and related income	1,040	2,771
	Funds management fee income	809	701
	Life insurance appraisal value uplift	477	474
	Other income	108	85
	Total revenue	15,961	18,331
1.26	Details of relevant expenses		
	Staff expenses	2,390	2,360
	Occupancy and equipment (excluding depreciation)	450	454
	Information Technology services	838	788
	Other expenses	1,395	1,418
	Charge for bad and doubtful debts	449	385
	Claims and policy holder liability expenses	43	1,503
	Amortisation of goodwill	323	338
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		
	Depreciation:		
	buildings	26	29
	leasehold improvements	47	45
	equipment	55	76
	Total expenses	6,016	7,396

+ See chapter 19 for defined terms.

Capitalised outlays		
1.28 Interest costs capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $ M	Previous corresponding period - $ M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,160	1,686
1.31	Net profit (loss) attributable to members (*item 1.11*)	2,655	2,398
1.32	Net transfers from (to) reserves *(details if material)*	(450)	(755)
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable		
	Buy back	-	(449)
	Interim dividend – cash component	(852)	(642)
	Interim dividend – appropriated to DRP reserve	-	(131)
	Provision for final dividend – cash component	(1,027)	(765)
	Final dividend – appropriated to DRP reserve	-	(168)
	Other dividends	(34)	(14)
1.35	**Retained profits (accumulated losses) at end of financial period**	**1,452**	**1,160**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $M (a)	Related tax $M (b)	Related outside + equity interests $M (c)	Amount (after tax) attributable to members $M (d)
2.1	Amortisation of goodwill	323	-	-	323
2.2	Amortisation of other intangibles	-	-	-	-

+ See chapter 19 for defined terms.

2.3	**Total amortisation of intangibles**	323	-	-	323
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $M	Previous year - $M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	1,204	1,135
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	1,451	1,263

+ See chapter 19 for defined terms.

	Full Year Ended		
	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Profit from ordinary activities after tax (statutory)	2,655	2,398	11
Profit from ordinary activities after tax ('cash basis [(1)]')	2,501	2,262	11
Income			
Interest income	10,455	11,900	(12)
Interest expense	5,745	7,426	(23)
Net interest income	4,710	4,474	5
Other banking operating income	2,552	2,381	7
Total banking income	7,262	6,855	6
Life insurance income [(2)]	997	1,268	(21)
Funds management income	809	701	15
Total Income	9,068	8,824	3
Expenses			
Operating expenses	5,201	5,170	1
Charge for bad and doubtful debts	449	385	17
Total Expenses	5,650	5,555	2
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	3,418	3,269	5
Income tax expense [(2)]	916	993	(8)
Profit from ordinary activities after income tax	2,502	2,276	10
Outside equity interests	(1)	(14)	(93)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	2,501	2,262	11
Appraisal value uplift	477	474	1
Goodwill amortisation	(323)	(338)	(4)
Net profit after income tax attributable to shareholders of the Bank	2,655	2,398	11
Contributions to profit (after tax)			
Banking	2,067	1,793	15
Life insurance	218	320	(32)
Funds management	216	149	45
Profit after tax from ordinary activities ('cash basis [(1)]')	2,501	2,262	11
Goodwill amortisation	(323)	(338)	(4)
Appraisal value uplift	477	474	1
Net profit after income tax attributable to shareholders of the Bank	2,655	2,398	11

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and outside equity interest before goodwill amortisation, life insurance and funds management appraisal value uplift.

(2) Included within life insurance income and tax expense is a $36 million tax credit relating to policyholder losses (30 June 2001: $94 million expense). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil.

As at	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Balance Sheet - Summary			
Total Assets	**249,648**	230,411	8
Total Liabilities	**228,592**	210,563	9
Shareholders' Equity	**21,056**	19,848	6
Assets held and Funds under management			
On Balance Sheet			
Banking assets	**211,130**	191,333	10
Life insurance funds under management	**25,355**	24,527	3
Other life insurance and funds management assets	**13,163**	14,551	(10)
	249,648	230,411	8
Off Balance Sheet			
Funds under management	**77,483**	76,954	1
	327,131	307,365	6
Banking Assets	**211,130**	191,333	10
Life insurance and internal funds management assets	**38,518**	39,078	(1)
External funds under management	**77,483**	76,954	1
	327,131	307,365	6

	Full Year Ended		
	30/06/02	30/06/01	30/06/02 vs 30/06/01 %
Shareholder Summary			
Dividends per share (cents) - fully franked	**150**	136	10
Dividends provided for, reserved or paid ($million)	**1,913**	1,720	11
Dividend cover (times) - statutory	**1.4**	1.4	-
Dividend cover (times) - cash	**1.3**	1.3	-
Earnings per share (1)			
Statutory - basic	**209.6c**	189.6c	
Statutory – fully diluted	**209.3c**	189.3c	
Cash basis - basic(3)	**197.3c**	178.8c	
Cash basis – fully diluted	**197.0c**	178.6c	
Dividend payout ratio (%) (2)			
statutory	**71.7**	71.2	
cash basis (3)	**76.2**	75.5	
Net tangible assets per share ($)	**10.89**	10.19	
Weighted average number of shares (basic)	**1,250m**	1,260m	
Weighted average number of shares (fully diluted)	**1,252m**	1,262m	
Shares at end of period	**1,253m**	1,244m	
Number of shareholders	**722,612**	709,647	
Share prices for the period ($)			
Trading high	**34.94**	34.15	
Trading low	**24.75**	26.18	
End (closing price)	**32.93**	34.15	

(1) Calculated in accordance with AASB 1027: Earnings per Share.
(2) Dividends paid divided by earnings.
(3) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value uplift. Earnings are net of dividends on preference shares of $34 million (30 June 2001:$9 million).

Condensed consolidated statement of financial position		At end of current period $M	As shown in last annual report $M	As in last half yearly report $M
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Tax assets			
4.6	Other (provide details if material)			
4.7	**Total current assets**			
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*		Refer attachment 1	
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)			
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**			
4.19	**Total assets**			
	Current liabilities			
4.20	Payables			
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions exc. tax liabilities			
4.24	Other (provide details if material)			
4.25	**Total current liabilities**			
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities			
4.28	Tax liabilities			
4.29	Provisions exc. tax liabilities			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**			

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**			
4.33	**Net assets**			
	Equity	Refer attachment 1		
4.34	Capital/contributed equity			
4.35	Reserves			
4.36	Retained profits (accumulated losses)			
4.37	**Equity attributable to members of the parent entity**			
4.38	Outside +equity interests in controlled entities			
4.39	**Total equity**			
4.40	Preference capital included as part of 4.37			

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $M	Previous corresponding period - $M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $M	Previous corresponding period - $M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

Condensed consolidated statement of cash flows

		Current period $M	Previous corresponding period - $M
	Cash flows related to operating activities		
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities	Refer attachment 2	
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		

+ See chapter 19 for defined terms.

7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $M	Previous corresponding period - $M
8.1	Cash on hand and at bank	**Refer attachment 2**	
8.2	Deposits at call		
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*		

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	22.4%	18.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	14.0%	13.0%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	2002	2001
	c	c
Earnings Per Ordinary Share		
- Basic	209.6	189.6
- Fully diluted	209.3	189.3
	$M	$M
Reconciliation of earnings used in the calculation of earnings per share		
Profit from ordinary activities after income tax	2,656	2,412
Less: Preference share dividend	(34)	(9)
Less: Outside equity interests	(1)	(14)
Earnings used in calculation of earnings per share	2,621	2,389
	Number of Shares M	M
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,250**	1,260
Effect of dilutive securities - share options	**2**	2
Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	**1,252**	1,262

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$10.89	$10.19

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Nil

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Nil
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$Nil
13.3	Date from which such profit has been calculated	Nil
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	8 October 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	30 August 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% tax (previous year 34%) (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	82¢	82 ¢	Nil ¢
15.5	Previous year	75¢	75¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	68¢	68¢	Nil ¢
15.7	Previous year	61¢	61¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	150¢	136¢
15.9	Preference +securities	970¢	261¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $M	Previous corresponding period - $M
15.10	+Ordinary securities *(each class separately)*	1,027	933
15.11	Preference +securities *(each class separately)*	16	9
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**1,043**	**942**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Dividend reinvestment plan is capped at 10,000 shares per shareholder.

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 PM, 30 August 2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$ M	Previous corresponding period - A$ M
16.1 Profit (loss) from ordinary activities before tax	(2)	(4)
16.2 Income tax on ordinary activities	1	-
16.3 Profit (loss) from ordinary activities after tax	(1)	(4)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(1)	(4)
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(1)	(4)

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$ M	Previous corresponding period - A$ M
17.1 Equity accounted associates and joint venture entities	Not material	Not material	Not material	Not material
17.2 Total				
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(Preferred Exchangeable Resettable Listed Shares)*	3,500,000	3,500,000		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	1,252,921,363	1,252,921,363		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	13,857,183 (4,951,275)			
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		50,000 1,047,500 3,450,000 2,226,700 2,863,100		15.53 19.58 23.84 26.97 30.12	03/11/2002 25/08/2003 24/08/2009 13/09/2010 03/09/2011
18.8	Issued during current period	12,500 2,994,500		26.97 30.12	13/09/2010 03/09/2011
18.9	Exercised during current period	50,000 75,000 1,927,500		11.85 15.53 19.58	12/11/2001 03/11/2002 25/08/2003
18.10	Expired during current period	250,000 298,300 131,400		23.84 26.97 30.12	24/08/2009 13/09/2010 03/09/2011

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	Nil	Nil
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	Nil	

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer Attachment 3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

See separate Profit Announcement

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

On 30 July 2002, the Group announced a proposal to merge the Colonial First State Property Trust Group with the Commonwealth Property Office Fund and the Gandel Retail Trust. This will strengthen the Group's market position in both the wholesale and retail property funds management market.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Dividend Franking Account

After fully franking the final dividend to be paid for the year ended 30 June 2002 the amount of franking credits available as at 30 June 2002 to frank dividends for subsequent financial years is $400 million (30 June 2001: nil)

This figure is based on the combined franking accounts of the Group at 30 June 2002 and has been adjusted for franking credits that will arise from the payment of income tax payable on profits of the year ended 30 June 2002, franking debits that will arise from the payment of dividends proposed as at 30 June 2002 and franking credits that the Group may be prevented from distributing. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2002 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2002.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

See separate Profit Announcement

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

See separate Profit Announcement

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Harbourside Auditorium Sydney Convention and Exhibition Centres Darling Harbour
Date	1 November 2002
Time	11 AM
Approximate date the +annual report will be available	30 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company Secretary)

Date: 21 August 2002

Print name: John Hatton

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $M headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $M headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must

+ See chapter 19 for defined terms.

be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ATTACHMENT 1

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Statement of Financial Position

	30/06/02 $M	30/06/01 $M	31/12/01 $M
Assets			
Cash and liquid assets	**6,044**	3,709	5,865
Receivables due from other financial institutions	**7,728**	4,622	4,628
Trading securities	**8,389**	6,909	7,080
Investment securities	**10,766**	9,705	11,179
Loans, advances and other receivables	**147,074**	136,059	141,777
Bank acceptances of customers	**12,517**	12,075	11,865
Life insurance investment assets	**30,109**	31,213	31,269
Deposits with regulatory authorities	**89**	61	273
Property, plant and equipment	**862**	919	879
Investment in associates	**313**	400	335
Intangible assets	**5,391**	5,716	10,849
Future income tax benefits	**625**	694	660
Other assets	**19,741**	18,329	12,994
Total Assets	**249,648**	230,411	239,653
Liabilities			
Deposits and other public borrowings	**132,800**	117,355	126,194
Payables due to other financial institutions	**7,864**	6,903	7,267
Bank acceptances	**12,517**	12,075	11,865
Provision for dividend	**1,040**	779	864
Income tax liability	**1,276**	1,355	1,448
Other provisions	**834**	1,007	981
Life insurance policyholder liabilities	**25,917**	27,029	27,012
Debt issues	**23,575**	24,484	24,751
Bills payable and other liabilities	**17,342**	13,872	13,181
	223,165	204,859	213,563
Loan Capital	**5,427**	5,704	5,686
Total Liabilities	**228,592**	210,563	219,249
Net Assets	**21,056**	19,848	20,404
Shareholders' Equity			
Share Capital			
Ordinary share capital	**12,665**	12,455	12,661
Preference share capital	**687**	687	687
Reserves	**4,226**	4,091	4,131
Retained profits	**1,452**	1,160	1,246
Shareholders' equity attributable to shareholders of the Bank	**19,030**	18,393	18,725
Outside equity interests:			
Controlled entities	**9**	(3)	(3)
Life insurance statutory funds and other funds	**2,017**	1,458	1,682
Total outside equity interests	**2,026**	1,455	1,679
Total Shareholders' Equity	**21,056**	19,848	20,404

+ See chapter 19 for defined terms.

ATTACHMENT 2

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Statement of Cash Flows

	GROUP 2002 $M	2001 $M
Cash Flows From Operating Activities		
Interest received	10,683	12,059
Dividends received	5	14
Interest paid	(5,805)	(7,704)
Other operating income received	3,706	2,800
Expenses paid	(5,366)	(5,583)
Income taxes paid	(926)	(1,252)
Net decrease (increase) in trading securities	(1,159)	(262)
Life insurance:		
Investment income	870	900
Premiums received	5,689	6,286
Policy payments	(5,704)	(5,423)
Net Cash provided by Operating Activities	1,993	1,835
Cash Flows from Investing Activities		
Payments for acquisition of entities	(57)	(414)
Proceeds from disposal of entities	314	-
Net movement in investment securities:		
Purchases	(23,488)	(19,676)
Proceeds from sale	295	28
Proceeds at or close to maturity	22,192	19,654
Withdrawal (lodgement) of deposits with regulatory authorities	(28)	15
Net increase in loans, advances and other receivables	(11,702)	(4,181)
Proceeds from sale of property, plant and equipment	109	157
Purchase of property, plant and equipment	(164)	(132)
Net decrease (increase) in receivables due from other financial institutions not at call	(855)	(184)
Net decrease (increase) in securities purchased under agreements to resell	(1,376)	(891)
Net decrease (increase) in other assets	(241)	1,504
Life insurance:		
Purchases of investment securities	(13,926)	(21,229)
Proceeds from sale/maturity of investment securities	14,618	20,556
Net Cash used in Investing Activities	(14,309)	(4,793)
Cash Flows from Financing Activities		
Buy back of shares	-	(724)
Proceeds from issue of shares (net of costs)	39	723
Net increase (decrease) in deposits and other borrowings	15,135	5,246
Net movement in debt issues	(967)	(2,099)
Dividends paid	(1,661)	(1,368)
Net movements in other liabilities	1,809	(1,010)
Net increase (decrease) in payables due to other financial institutions not at call	211	1,396
Net increase (decrease) in securities sold under agreements to repurchase	310	(485)
Issue of loan capital	-	-
Other	(100)	(69)
Net Cash provided by Financing Activities	14,776	1,610
Net Increase (Decrease) in Cash and Cash Equivalents	2,460	(1,348)
Cash and Cash Equivalents at beginning of period	38	1,386
Cash and Cash Equivalents at end of period	2,498	38

+ See chapter 19 for defined terms.

ATTACHMENT 2 (continued)

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Statement of Cash Flows

Note (i) Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash at bankers, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash at bankers	**2,056**	1,048
Other short term liquid assets	**495**	544
Receivables due from other financial institutions - at call	**2,709**	458
Payables due to other financial institutions - at call	**(2,762)**	(2,012)
Cash and Cash Equivalents at end of year	**2,498**	38

Note (ii) Cash Flows presented on a Net Basis

Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:

a) customer deposits to and withdrawals from deposit accounts;
b) borrowings and repayments on loans, advances and other receivables;
c) sales and purchases of trading securities; and
d) proceeds from and repayment of short term debt issues.

+ See chapter 19 for defined terms.

ATTACHMENT 3

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Reports for Segments

	Year Ended 30 June 2002			
Primary Segment		Life	Funds	GROUP
Business Segments	Banking	Insurance	Management	Total
Financial Performance	$M	$M	$M	$M
Interest income	10,455	-	-	10,455
Premium and related revenue	-	1,140	-	1,140
Other income	3,180	(100)	809	3,889
Appraisal value uplift	-	-	-	477
Total Revenue	13,635	1,040	809	15,961
Interest Expense	5,745	-	-	5,745
Segment result before tax, goodwill amortisation and appraisal value uplift	2,884	240	294	3,418
Income tax expense	(816)	(22)	(78)	(916)
Segment result after tax and before goodwill amortisation and appraisal value uplift	2,068	218	216	2,502
Outside equity interest	(1)	-	-	(1)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	2,067	218	216	2,501
Goodwill amortisation [1]				(323)
Appraisal value uplift [1]				477
Net profit attributable to shareholders of the Bank	2,067	218	216	2,655
Non-Cash Expenses				
Goodwill amortisation				(323)
Charge for bad and doubtful debts	(449)	-	-	(449)
Depreciation	(109)	(12)	(7)	(128)
Other	(43)	(1)	(2)	(46)
Financial Position				
Total Assets	211,130	35,637	2,881	249,648
Acquisition of Property, Plant & Equipment and Intangibles	147	4	13	164
Associate Investments	235	57	21	313
Total Liabilities	200,885	27,241	466	228,592

(1) These are Group items and accordingly are not allocated to the business segments, which is consistent with management reporting.

ATTACHMENT 3 (continued)

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Reports for Segments

	Year Ended 30 June 2001			
Financial Performance	Banking $M	Life Insurance $M	Funds Management $M	GROUP Total $M
Interest income	11,900	-	-	11,900
Premium and related revenue	-	1,073	-	1,073
Other income	2,485	1,698	701	4,884
Appraisal value uplift	-	-	-	474
Total Revenue	14,385	2,771	701	18,331
Interest Expense	7,426	-	-	7,426
Segment result before tax, appraisal value uplift, goodwill amortisation	2,512	514	243	3,269
Income tax expense	(705)	(194)	(94)	(993)
Segment result after income tax and before goodwill amortisation and appraisal value uplift	1,807	320	149	2,276
Outside equity interest	(14)	-	-	(14)
Segment result after tax and outside equity interest before goodwill amortisation and appraisal value uplift	1,793	320	149	2,262
Goodwill amortisation				(338)
Appraisal value uplift				474
Net profit attributable to shareholders of the Bank	1,793	320	149	2,398
Non-Cash Expenses				
Goodwill amortisation				(338)
Charge for bad and doubtful debts	(385)	-	-	(385)
Depreciation	(108)	(37)	(5)	(150)
Other	(28)	(5)	(4)	(37)
Financial Position				
Total Assets	191,333	37,278	1,800	230,411
Acquisition of Property, Plant & Equipment and Intangibles	129	-	3	391 (1)
Associate Investments	249	128	23	400
Total Liabilities	179,733	30,329	501	210,563

(1) Includes intangible assets of $259 million on acquisition of 25 % interest in ASB Group.

+ See chapter 19 for defined terms.

ATTACHMENT 3 (continued)

YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Year Ending: 30 June 2002
(referred to in this Statement as the 'Current Year')

Reports for Segments

Secondary Segment Geographical Segment	2002 $M	%	2001 $M	%
GEOGRAPHICAL SEGMENTS				
Revenue				
Australia	12,651	79.3	15,265	83.3
New Zealand	1,591	10.0	1,499	8.2
Other Countries *	1,719	10.7	1,567	8.5
	15,961	100.0	18,331	100.0
Net profit attributable to shareholders of the Bank				
Australia	2,569	96.8	2,228	92.9
New Zealand	178	6.7	159	6.6
Other Countries *	(92)	(3.5)	11	0.5
	2,655	100.0	2,398	100.0
Assets				
Australia	208,673	83.6	196,918	85.5
New Zealand	24,579	9.8	20,208	8.8
Other Countries *	16,396	6.6	13,285	5.7
	249,648	100.0	230,411	100.0
Acquisition of Property, Plant & Equipment and Intangibles				
Australia	134	81.7	360	92.1
New Zealand	26	15.9	29	7.4
Other Countries *	4	2.4	2	0.5
	164	100.0	391	100.0

* Other Countries are:
United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam. Thailand and Malaysia operations were sold during the year ended 30 June 2002.

The geographical segments represent the location in which the transaction was booked.

+ See chapter 19 for defined terms.

Commonwealth Bank

Media Release

COMMONWEALTH BANK FULL YEAR RESULTS – 30 JUNE 2002

Sydney, 21 August 2002

In announcing its full year results today, the Commonwealth Bank indicated that it will maintain its branch numbers at the current number, foreshadowed further restructuring and highlighted a more uncertain operating environment going forward.

The Bank announced a net profit after income tax of $2,655 million for the year ended 30 June 2002, up 11% on the prior year. On a 'cash'[1] basis, net profit was $2,501 million, also an increase of 11%. Directors declared a fully franked dividend of 82 cents per share for the six months, bringing the dividend per share for the full year to 150 cents.

The Chief Executive Officer, Mr David Murray, said, "This is a good result which has been achieved despite volatility in global equity markets and higher credit losses during the first half of the year. The strong banking result was achieved despite a slightly lower margin, the funds management businesses grew strongly, and the life insurance business was negatively affected by poor returns from equity markets. Total assets held and funds under management grew by 6% to $327 billion. Return on total banking assets and funds under management was 0.8%."

Mr Murray highlighted that the Bank's lending portfolio remains soundly managed. The annualised credit charge for bad debt in the second half of the year was less than the full year in 2000/2001, despite the current weakening in the overall economic outlook.

Mr Murray said, "This result reflects the dedicated effort of the Bank's 38,000 staff. I am happy to announce that, for the sixth time in seven years, staff based in Australia with more than 12 months service will receive a free grant of $1,000 worth of Commonwealth Bank shares." He added that the Bank's staff had made good progress towards new and better service standards. Their commitment to service was integral to the Bank's solid performance in the following areas:

- Strong growth in housing loan balances of 16% to $92.9 billion;
- Retail deposits grew 10% to $64.2 billion;
- Average funds under management balances were 10% higher than in the prior year; and

[1] 'Cash basis' is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value uplift.

- Customers increasingly used the Bank's credit card and transactional services, with total card balances increasing 15% to $4.8 billion. Retail transactions fees represent 5% of total banking income for the year.

With over 1,000 branches, the Commonwealth Bank's branch network remains Australia's largest, exceeding its nearest competitor by around 200 branches and the Bank has today announced that it will keep branch numbers at the current level as of today. As a consequence, a small number of branches that the Bank had previously announced as closing, will remain open.

The Bank provides financial services to more Australians than any other financial institution and, to continue to do so, must remain competitive and efficient. The Bank is operating in an environment characterised by increasing concern about equity market volatility, particularly in the US. In Australia, lending growth for housing is expected to slow, and, whilst business investment is showing signs of improvement, the overall level of growth may be slower over coming years.

Against the background of this uncertain and challenging environment, the Bank needs to adapt in order to ensure its continued competitiveness. Last December, four new divisions were created, each with dedicated services for a particular group of customers. Since then, detailed work has been completed in planning the implementation of streamlined processes to facilitate faster decision making at the front line, provide shorter response times to better meet customer expectations and improve the Bank's responsiveness to customers' needs. Implementing these changes will incur an incremental net cost of approximately $120 million after tax in the coming year to cover systems changes, re-engineering of overall processes and staff redundancies. This amount will not be taken as a restructuring provision but rather will be treated as an expense in the accounts. The annual benefit in succeeding years will exceed this one-time cost.

The Bank expects that total staff numbers will be further reduced by around 1,000 by the end of this financial year as a result of eliminating duplication, inefficiencies and some back office processing. In addition to the 500 positions announced earlier, a further 1,550 positions will no longer be required. At the same time, there is expected to be an increase of some 550 positions, principally providing customer service. While every attempt will be made to redeploy displaced staff, where this is not possible staff will receive a redundancy package.

The Bank expects to achieve satisfactory earnings growth over the coming year having regard to the economic conditions.

Within this calendar year and subject to the receipt of regulatory approvals, the Bank intends to issue complying capital securities to enable it to undertake a share buy-back of approximately $500 million.

For further information, please contact

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank of Australia
Telephone: (02) 9378 2663

For copies of the Profit Announcement visit the Bank's website at
www.commbank.com.au

Performance Summary

Key aspects of the results:

Net Profit After Tax attributable to shareholders (statutory)	$2,655 million
Net Profit After Tax (cash basis)[1]	$2,501 million
Banking: Net Profit After Tax	$2,067 million
Funds Management: Net Profit After Tax	$216 million
Life Insurance: Net Profit After Tax	$218 million
Total assets held and Funds Under Management	$327 billion
Final dividend (fully franked)	82 cents per share

Key Performance Measures and Comparison to prior year:

Net Profit After Tax attributable to shareholders (statutory)	$2,655 million	Up 11%
Net Profit After Tax (cash basis)[1]	$2,501 million	Up 11%
Return on Equity[2] (cash basis)[1]	13.93%	Up from 12.83%
Earnings per Share (cash basis)[1,3]	197 cents	Up 10% or 18 cents
Lending Assets net of securitisation	$161 billion	Up 8%
Banking Cost Income Ratio	54.1%	Down from 57.7%
Risk Weighted Capital Ratio	9.80%	Up from 9.16%
Tier 1 Ratio	6.78%	Up from 6.51%

[1] 'Cash basis' is defined as net profit after tax and before goodwill amortisation, life insurance and funds management appraisal value uplift.

2 Ratio based on profit from ordinary activities after tax and outside equity interest applied to average shareholders equity, excluding outside equity interests

3 Earnings are net of dividends on preference shares of $34 million (30 June 2001: $9 million).

Commonwealth Bank Strategy Presentation

David Murray

21 August 2002

Disclaimer

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 21 August 2002. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Speaker's Notes

- Speaker's notes for this presentation are attached below each slide.
- To access them, you may need to save the slides in PowerPoint and view/print in "notes view."


Agenda
Conditions for change
Our strategic response
Economic
Efficiency
Consumer
Service
Societal
Governance
Commonwealth Bank

- Presentation today covers 3 key drivers of change
- I'll walk through each of these drivers, outline the implications for the Financial Services industry, and then discuss our strategic response.

Economic conditions for change

- Equity Market turmoil
- Greater uncertainty in world economy
- Australia not immune
  - High household debt
  - Lower credit growth
  - Inadequate retirement income

- Wide range of trends creating turmoil in global equities markets
- resulting uncertainty warrants a cautious approach
- To date Australia has been somewhat insulated due to strong economic growth, driven largely by strong growth in housing and consumer expenditure
- However, the economic outlook is uncertain, and 3 particular trends will need to be carefully managed . . .



High household debt
Household debt as % of disposable income
%
155
140
125
110
95
80
65
50
88
90
92
94
96
98
00
Japan
UK
Australia
Canada
US
France
Source: OECD

- Household debt levels in Australia have changed dramatically over past decade, both in quantum and in relative terms compared to other countries
- a significant contributor has been from people leveraging equity in their houses, reflecting a broader trend of people being more financially astute and taking on the burden of planning for their retirement
- while much of this equity is redeployed into growth assets, a proportion is going into consumption-related purchases
- the resultant increase in household interest payments represents a medium term risk in light of potential rate increases

Lower credit growth expected


Credit as % of GDP
%
70
60
50
40
30
20
10
0
82
84
86
88
90
92
94
96
98
00
02
Business
Housing
Personal

- High household debt levels may also constrain future credit growth
- growth in housing credit has been a strong driver of the economy and our industry
- business credit has also been strong but has tapered off in recent times
- continuing firm credit growth this year depends upon business lending increasing as housing lending declines.
- Competitive pressures will remain intense in this environment.



Retirement income expectations gap
Retirement Income p.a ($'000)
35
30
25
20
15
10
5
0
GAP
GAP
40k
60k
Final Year Income of Retiree
70% of workers expect to need at least $30,000 p.a. in retirement
Likely Retirement Income
Pension
Super
Assumptions: 30 year contribution at 9% with no employee contributions
Source: ASFA

- A third trend warranting attention relates to retirement savings
- Recent surveys point to a significant gap between the level of income that people want to have in retirement, and the level that will be available based on current government retirements policies
- For example, a person earning $60,000 at retirement, having contributed the mandatory 9% superannuation during their working life, will have a retirement income of around $22,000 p.a.
- However, surveys show that people expect to need around $30,000 p.a.
- these doubts have been amplified by the effects of recent falls in equity prices


Implications for Financial Services
Competitive industry with surplus capacity
Reliant on higher growth rate than is shown in the trends
Continued pressure on margins
Lower shareholder returns
Focus on efficiency

- This uncertain economic outlook has several implications for the financial services industry
- industry has surplus capacity
- industry is reliant on higher growth rate than is shown in the trends
- result will be heightened competitive intensity with greater pressure on margins
- shareholder returns produced over the past decade are unlikely to be repeated over the medium term
- All of this means we have to focus on efficiency

Our response: Focus on efficiency

- Remove all remaining back-office functions from branches
- Streamline home loan processes
- Streamline Business Banking processes
- Rationalise investment products & systems
- Organisational design

- Five key initiatives underway in response to changing business patterns & economic conditions -
  - remove all remaining back-office processes from branches
  - streamline home-loan processes
  - streamline Business Banking processes
  - rationalise investment products and systems
  - organisational design
- these initiatives focus on streamlining processes to dramatically improve our turnaround time to customers and to improve our efficiency
- Implementing these changes will incur an incremental net cost of approximately $120 million after tax in the coming year to cover systems changes, re-engineering of overall processes and staff redundancies. This amount will not be taken as a restructuring provision but rather will be treated as an expense in the accounts. The annual benefit in succeeding years will exceed this one-time cost.
- As a result of eliminating duplication, inefficiencies and some back office processing, we expect that total staff numbers will be further reduced by around 1,000 by the end of this financial year. In addition to the 500 positions announced earlier, a further 1,550 positions will no longer be required. At the same time, there is expected to be an increase of some 550 positions, principally providing customer service. While every attempt will be made to redeploy displaced staff, where this is not possible staff will receive a redundancy package.


Conditions for change
Our strategic response
Economic → Efficiency
Consumer → Service
Societal → Governance
Commonwealth Bank

- The second, and most significant, driver of of change in our industry comes from increased customer expectations . . .

Consumer conditions for change

- Pressured with retirement planning, in an uncertain equities market
- More complex financial needs, but a desire for simplicity
- Technology provides access to unlimited information enabling informed decisions
- Desire for closer relationship with trusted service providers

- Significantly greater pressure on consumers to manage their own finances, especially for retirement
  - —complicated by volatile equities markets
  - —complicated by wide variety of offers in marketplace
  - —complicated by the fact that people have no time to deal with these increased pressures

- customers' financial needs becoming more complex, but there is a desire for simplicity

- technology help in some respects, by providing better access to information, but often results in information overload and greater confusion / frustration

- Banks have traditionally thought from a product rather than a customer service perspective.
  - —Historically focused on cost and efficiency.
  - —But relationships are based on customers' experiences of interacting with us, which is more than just purchasing products.

- Financial services companies that can help guide customers through the maze of offerings, instil confidence in their financial well-being, and provide a service experience that customers value, will be chosen ahead of others.

Implications

- Meeting customer expectations requires an organisational upgrade through:
  - Our people
  - Service quality
  - Infrastructure
  - Relationships
  - Services

- Our key strategic priority is to improve the quality of service that our customers experience, at all points of interaction.

- Customers are saying that they want -
  - personal contact
  - direct access to decision makers and quick resolution of their problems
  - an understanding of their banking history
  - solutions suited to their situation
  - processes that don't waste their time

- the business models of many banks have not kept pace with even these basic customer expectations

- Accordingly, we need a significant organisational upgrade through
  - our people,
  - service quality,
  - infrastructure,
  - relationships, and
  - services.


Our response: Develop our people
Our people are our service
Skilled
strengthen leadership, sales & service capabilities
Equipped
upgrade front-end systems; re-engineer processes
Authorised
Levels of Work review; delegated authorities
Engaged
strengthen the bridge between engaged employees and engaged customers

- Our people are our service.
- The key to our strategy is giving our people the authority, skills & equipment to get it right first time - for the customer and for the business.
- Our people systems are a fundamental part of our business model
- The intent is to strengthen the bridge between engaged employees and engaged customers
- Developing our people encompasses a wide range of initiatives in the 4 key areas shown on this slide.

Our response: Improve service quality

- Reduce key sources of customer frustration at all points of interaction
  - raise responsiveness
  - improve problem resolution
- Keep branch numbers at current level
- Continue to build on service quality improvements

CommonwealthBank

- The second fundamental change is to remove key sources of customer frustration and continue to improve on quality of service.

- Immediate initiatives focus on 2 key areas -

  —initiatives in place in each division to improve responsiveness

    - programme in place to deal with queuing problems in those branches which we know are below our service standard
    - queuing analysis allows us to deal with problems immediately
    - new initiatives to obtain direct and immediate feedback from customers on service
    - in corporate / business - local representation with decision-making authority

  —problem handling and resolution processes being significantly upgraded to remove layers of hand-offs and obtain faster resolution

- we know our customers want to deal directly with our people, so we'll be keeping our branch numbers at their current levels; with over 1000 branches, our network remains Australia's largest, exceeding our nearest competitor by around 200

- Over past 12 months a range of initiatives have improved our overall service quality measure by 20%; we are targeting continued improvements in next 12 months


Our response: Upgrade our infrastructure
Continue to invest in our supporting systems and infrastructure
Single view of customer
Branch telling system
Netbank upgrade
Streamline processes

- Also need to continue upgrading our infrastructure to support the service experience. Several initiatives planned in the short term -
- Single view of customer - improve customer information systems by integrating customer data and activity details from all personal and business channels;
- Upgrade branch telling systems to improve response times and remove manual procedures
- NetBank will be upgraded to handle increasing volumes and provide a new platform to integrate all front-end systems
- Several initiatives aimed at streamline processes; four were mentioned earlier; other initiatives addressing processes in our Premium, Business and Institutional segments, and International operations

Our response: Focus on relationships

- Premium services → differentiated packages and service
- Business services → improving service to small and medium sized businesses
- Youth services → building on a traditional strength
- Advice services → growing advice capabilities in the network
- Retail services → simple, cost-effective personal banking solutions
- International services → selectively build presence as opportunities arise

- In addition, we need to rethink the way we develop & manage relationships with all of our customers.
- Premium - build a scalable servicing model, offer clients access to wide range of financial products, not just investments
- Business - leverage expertise from corporate segment to build skills and improve services;
- Youth segment - provides low-cost customer acquisition; obtain the significant benefit from higher retention rates through life-stages
- Advice services - leverage Colonial's expertise in managing IFAs to improve in-house advisory network;
- Retail - size of customer base offers huge upside from even small increase in revenue/customer; have focused on improving efficiency - now need to deepen relationships to grow revenue
- International services - strategy is to selectively build on existing footprint as opportunities arise

Our response: Continue innovation

- Simplify product sets
- Upgrade products for business customers
- Premium product packages
- Manufacture innovative products
  - First Choice Masterfund
  - Corporate Superannuation

- The final component of the total service package is our product set; some key initiatives include -

- Simplify product set in retail so our staff can focus on the customers needs rather than sorting through the product offerings.

- Business customers -
  - Small business -rationalise over 100 products into standard packages, to simplify client choice and front-line servicing;
  - make available to small and medium businesses the wider range of finance and risk solutions traditionally built for corporate clients

- Premium clients will be offered unique packages incorporating a wide range of services, differentiating us from traditional investment advisers.

- Leverage the innovation and manufacturing expertise in Colonial to create new products meeting the unique needs of our customers

Conditions for change		Our strategic response
Economic	⟹	Efficiency
Consumer	⟹	Service
Societal	⟹	**Governance**

Commonwealth Bank

- The strategies just outlined represent a long-term programme aimed at changing our organisation into one that is more customer-centric

- in addition to this response to consumer-based drivers of change, there are a number of societal changes that also warrant specific attention . . .

Societal conditions for change

- Governance behaviours vary widely, between countries and companies
- Widespread loss of faith in corporate world
- Reputations increasingly called into question
- Break down in the relationship between institutions and the people they serve
- Strong desire on the part of the community for banks to contribute to a stable financial system in which they can have confidence

- Governance standards are under scrutiny; behaviours vary widely between companies and countries
- Currently there is a widespread loss of faith in the corporate world and a yearning for a return to corporate values of honesty, trust and integrity.
- Corporate reputations will be increasingly called into question in more than just financial areas.
- Not just shareholders, but customers, staff and the community are calling for more transparency and better governance.
- There is an acknowledgement that there has been a breakdown in the relationship between institutions and their constituencies. These relationships must be regained.
- There is also a strong desire from the community for banks to assert their traditional role of contributing to a financial system in which the community can have confidence.


Our leadership response on Governance
Recent review of corporate governance
Highest standards of governance

- We believe our standards of corporate governance are of the highest order. We've done a complete review to identify further opportunities for improvement.
- Highest standards of governance - proactive stance that continually tests corporate behaviour against governance principles, and evolves new practices.

Strategic Outcomes

Business Driver	Profile	5-Year Plan
Growth in market share	Major product groups	At or above market
Margins	Comparable for business mix	Continuing decline
Sources of income	Comparable financial institutions	Continued shift toward non-interest
Costs	Reduction in cost-income - best practice	3%-6% p.a. productivity change
Capital Management	Optimise regulatory capital & maintain rating	Rating AA-
Total Shareholder Return	Relative to peers	Top Quartile

- as mentioned earlier, we will be making some additional investments over the next year, amounting to a net incremental cost of approximately $120m after tax in the coming year.

- The growth assumptions for our 5-year plan remain unchanged. We will continue to target 3-6% annual productivity improvement (excluding one off impact of strategic initiatives)

- Our track record speaks for itself - for the five year period from July 1997 to June 2002, Commonwealth Bank delivered TSR* in the top quartile of our Australian listed peers, achieving average per annum growth of around 20%.

- Our aim is to continue to deliver top quartile returns.

- *TSR (Total Shareholder Return) is broadly defined as the growth in share price plus dividends reinvested over a specified period of time, relative to an index of TSR achieved by Australian listed peers.


Our vision
To be chosen and respected
as an excellent provider
of financial services

- In conclusion, we are putting forward a strategy that directly responds to economic, consumer and societal drivers of change.
- One that focuses on efficiency improvements and new services for our customers within a tight framework of corporate governance.
- Our approach is encapsulated in a new vision for the Commonwealth Bank - *“To be chosen and respected as an excellent provider of financial services”*
- This is a values-driven and challenging aspiration, but one that is ably supported by the strategies I’ve outlined today.

The Corporate Strategy

David Murray

21 August 2002

www.commbank.com.au

Commonwealth Bank

Presentation of Full Year Results

Stuart Grimshaw

21 August 2002

www.commbank.com.au   Commonwealth Bank

- Welcome, and thank you for attending today's briefing.

- My name is Stuart Grimshaw and I am Chief Financial Officer of the Commonwealth Bank.

- Today, we are broadcasting via live webcast to the public in listen-only mode. We also have a number of analysts joining us by teleconference. The Bank's staff are able to view the broadcast live through CBA TV.

- Before getting further underway, I ask that you now switch off any mobile phones.

- This afternoon, I will address the main aspects of today's results announcement.

- The CEO, Mr David Murray, will then give a strategic overview.

- We will then take your questions. Please keep all questions until the end of this session, at which time a microphone will be made available. Also, state your name and company prior to asking your question.

- After today's briefing, we welcome you to join us for afternoon tea. While I am a familiar face to most of you by now, I am also looking forward to meeting a number of you for the first time today.

- A copy of this presentation (including speaker's notes) is available on the Bank's website and has been submitted to the Australian Stock Exchange.

Disclaimer

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 21 August 2002. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Speaker's Notes

- Speaker's notes for this presentation are attached below each slide.
- To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Overview

Commonwealth Bank

Result Highlights

- Solid Earnings Growth
  - Reported Profit up 10.7% to $2,655m
  - Cash Profit up 10.6% to $2,501m
  - Cash EPS up 10.1% to $1.97
- Costs steady year on year
  - Improved productivity and cost to income ratio
- Credit Quality and Provisioning remains strong
- Capital position remains strong

- For the 2002 financial year, the Bank has recorded a reported net profit after tax of $2,655m, which represents growth of 10.7% over prior year reported profit after tax of $2,398m. This was underpinned by strong growth in pre-tax profit from Banking (15%) and Funds Management Business (21%).
- On a cash basis, that is after tax but before goodwill amortisation and appraisal value uplift, the Bank's net profit after tax of $2,501m represents an increase of $239m or around 10.6% over the previous financial year.
- Our commitment to the market in February was to achieve double digit EPS growth subject to the impact of equity markets on investment returns in the life business and subject to the emergence of any large impaired loan exposures during the half. This growth target has been achieved through the strong performance of the banking and funds management businesses, with cash earnings per share increasing by 10.1% to $1.97. Had an assumed long term rate of 8% pre tax been achieved on shareholders funds during year, EPS growth would have stood at around 15%.
- The Bank has maintained its commitment to productivity improvement and ongoing cost containment throughout the year. This is evidenced by a reduction in the cost to income ratio and greater than 5% productivity improvement on a normalised basis.
- And while bad debt expense for the first half of the financial year was impacted by two large corporate exposures that became impaired, credit quality and provisioning levels for the financial year have remained strong.
- This result has been achieved during a period of diverse influences:
  - global uncertainty stemming from concerns over corporate management, large corporate collapses and intensified equity market volatility
  - the offsetting effect of a relatively sound domestic economy and
  - the Bank's own strategic and operational repositioning to align segments with customer needs.

Net Profit*


Full Year = 2,262
Full Year = 2,501
$million
1,400
1,200
1,000
800
600
400
200
0
1,109
78
875
1,153
71
918
1,192
96
975
1,309
120
1092
Dec 2000
Jun 2001
Dec 2001
Jun-02
Banking
Life & Super
Funds Management

* Net Profit after tax and outside equity interest - cash basis.
Excludes appraisal value uplift and goodwill amortisation.

- In terms of segment results, and on a cash basis:
  - The net profit after tax from the Banking business for the 2002 financial year was $2,067m, which represents an increase of 15% for the year. This result reflects strong growth in net interest earnings and other banking income, with the margin remaining relatively stable over the course of the year. While the result is partly offset by the increase in bad debt expense experienced during the first half, operating costs have remained steady over the year.
  - The Funds Management business has also recorded strong growth for the year, with the net profit after tax result of $216m representing an increase of 45% over the prior year. In pre-tax terms, this equates to growth of 21% for the year. The underlying result reflects continued strong performance within the Australian business, with average FUM balances 10% higher than the prior year.
  - The net profit after tax from Life Insurance on a "margin on services" basis of $218 million represents a decrease of $102m (or 32%) over the prior year. Operating margins from the life businesses decreased by 5% or $9m over the year, reflecting growth in Australian and New Zealand margins being offset by declines in Asia. The overall result was impacted by a lower return on equity markets over the year.

Total Lending Assets and Funds Under Management



300
250
200
150
100
50
0
$ billion
241
251
261
264
93
101
106
103
8
8
8
8
72
74
80
86
$161 billion
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Housing**
Business & Corporate (including Bank Acceptances)
Personal
Funds Under Management

** Excludes securitised housing loan balances

Full Year Results 21 August 2002 7

•Within the Group, lending balances (net of securitisation) grew by $11bn or 8% over the year to $161bn. This result has been achieved within a very competitive environment. Housing has continued to be a strong area of growth, but this growth has been partly offset by some flattening in other areas of lending.

•Total Funds Under Management (FUM) of $103bn consists of wholesale FUM of $44bn, retail FUM of $34bn and $25bn in FUM managed on behalf of the life insurance business. Total FUM increased by only $1.4bn or 1% over the year due to the impact of world equity markets, particularly in May and June of this year.

•I will discuss each of these categories in more detail shortly.

•*For information of readers -*

	31/12/00 $bn	30/06/01 $bn	31/12/01 $bn	30/06/02 $bn
Lending Assets				
Housing (net of securitisation)	72	74	80	86
Personal	8	8	8	8
Business	32	32	31	31
Corporate	24	24	24	24
Bank Acceptances	12	12	12	12
Subtotal	148	150	155	161
Funds Under Management				
Retail	29	34	35	34
Wholesale	41	43	45	44
Life & Super	23	24	26	25
Subtotal	93	101	106	103
Total	241	251	261	264

ROE and EPS


110
100
90
80
70
60
50
40
30
20
10
0
EPS
88
91
94
103
12.46%
13.10%
13.14%
14.61%
25%
20%
15%
10%
5%
0%
ROE
Dec 00
Jun 01
Dec 01
Jun 02
Earnings per share - cash basis
ROE - cash basis

Full Year Results 21 August 2002 8

- Following the merger with Colonial, we announced to the market our business plan expectation that the merger would be EPS accretive by June 2002. This expectation has been met, with total cash EPS for the year increasing by 10.1% or 18 cents to $1.97 per share. The second half result of $1.03 represents growth of 9.6% over the previous half and growth of 13.2% on the prior comparative period.

- Return on equity on a cash basis for the full year was 13.93%, up 110 basis points on the prior financial year. A strong second half performance of 14.61% was achieved.

- The growth in ROE and EPS during the year has been achieved despite the effect on life insurance earnings of weakness in global equity markets, and reflects the strong earnings growth in the business and the benefit of synergies from the Colonial acquisition being realised. In addition, a solid capital position has been maintained.

Dividend Growth



150
125
100
75
50
25
0
Cents
100
90
80
70
60
50
40
30
20
10
0
%
20
20
20
22
24
36
36
46
38
52
45
57
46
58
49
66
58
72
61
75
68
82
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
First Half
Second Half
Payout Ratio

Full Year Results 21 August 2002 9

- The Bank has continued its tradition of a high dividend payout ratio relative to its peers.

- The Bank's final dividend, to be paid in October 2002, is 82c per share fully franked at 30%.

- This brings the total dividend for the year to $1.50, which represents an increase of 10.3% on the prior year dividend of $1.36 and an improvement in the payout ratio from 75.5% in the previous year to 76.2%. (The payout ratio has been calculated by dividing dividends paid by cash earnings.)

- This equates to a strong pre-tax dividend yield of 6.5%, which is favourable to our peers.

Segment Results: Banking

Commonwealth Bank

Now let's turn to each segment in more detail.

Banking

	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Net interest income	4,710	4,474	5%
Other operating income	2,552	2,381	7%
Total operating income	**7,262**	**6,855**	**6%**
Operating expenses	3,929	3,958	-1%
Underlying profit	**3,333**	**2,897**	**15%**
Charge for bad and doubtful debts	449	385	17%
Operating profit before goodwill amortisation and income tax	**2,884**	**2,512**	**15%**
Income tax expense	816	705	16%
Outside equity interests	1	14	large
Operating profit after income tax, before goodwill amortisation	**2,067**	**1,793**	**15%**
Banking Cost to Income Ratio	**54.1 %**	**57.7 %**	

- The performance of our Banking business during the financial year has been strong, with operating profit after tax increasing 15% over the year to $2,067m.

- Total banking operating income is up 6% (or $407m) to almost $7.3bn. This reflects the strong contribution of net interest income which has been primarily due to improved housing volumes, partially offset by a slight reduction in net interest margin (NIM). Other operating income also performed strongly, increasing by 7% over the year. This result is primarily due to growth in lending fees, commissions and trading income. I will walk you through the components of operating income in the next slide.

- At the same time, total operating expenses within the banking business have declined by 1%, reflecting improved cost control and synergies realised from the Colonial merger. As a result, the banking cost to income ratio has decreased from 57.7% to 54.1% at 30 June 2002. This represents a productivity improvement of over 6%.

- The bank's bad debts expense increased by 17% during the year. This was primarily due to the two large corporate exposures that became impaired and were provisioned in the first half of the year. Over the year, the credit quality of the Group's lending portfolio has improved.

Banking Operating Income



Full Year = 6,855
Full Year = 7,262
3,417
3,438
3,627
3,635
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$millions
95
204
579
318
2,221
85
222
594
284
2,253
128
251
606
293
2,349
75
238
636
325
2,361
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Net Interest Income
Commissions & Other Fees
Other
Lending Fees
Trading Income

Full Year Results 21 August 2002 12

Turning to the components of operating income for the Banking Business:

Net Interest Income

- Net interest income increased by 5% (or $236m) during the year to $4.7bn. Growth was more pronounced in the first half of the year with increases in volume levels in the 2nd half partly offset by the slight contraction in the net interest margin. The full year growth reflects an increase in average interest earning assets of around 6% driven by growth in average home loan balances of more than 10%.

Other Banking Income

- Other banking operating income increased 7% (or $171m) to $2.6bn over the year. This increase was primarily driven by increased lending fees, commissions and financial markets trading income.

Lending Fees

- Lending fees were up 3% (or $16m) to $618m for the year. This increase was due to increased activity in the home lending market, which was offset by the continued discounting of establishment fees and and fees earned in relation to corporate finance activity. The Bank also increased the use of third party mortgage brokers during the year with commissions being netted off lending fees.

Commission and Other Fees

- Commission and other fees increased 6% (or $69m) to $1.2bn for the year with the main growth recorded in the 2nd half. This was driven by increased transaction activity, particularly within the credit cards business. Retail transaction fees for 2002 represent only 5% of total Banking operating income.

Trading Income

The Bank's financial markets operations contributed $489m in trading income, representing growth of 15% over the previous year. Daily trading volumes revealed an increase in the number and dollar value of trades in the money market and fixed interest areas and foreign exchange, reflecting volatile market conditions, particularly post September 11.



Domestic Net Interest Margins
%
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
2.70
2.60
3.00
2.95
2.93
2.72
Mar99 Jun99 Sep99 Dec99 Mar00 Jun00 Sep00 Dec00 Mar01 Jun01 Sep01 Dec01 Mar02 Jun02
NAB WBC ANZ Commonwealth Bank Group*
Net interest margin for Commonwealth Bank Group refers to half-yearly reporting periods ending June and December. The ANZ, NAB and WBC net interest margin refers to the half-yearly reporting periods ending March and September.
*Proforma
Full Year Results 21 August 2002

- The domestic net interest margin (NIM) is favourable when compared to major bank competitors and reflects the strength of the Bank's retail deposit franchise.
- Net cash rate reductions and a competitive home lending market during the year put pressure on the NIM.
- Offsetting this, the movement in our funding mix towards greater retail funding has enabled us to stablise margins. The spread between cash and wholesale rates over the period has also been a positive influence.
- The long term trend for NIM remains a gradual decline as competitive forces on retail margins intensify on both the asset and liability side.

Lending Assets


200
150
100
50
0
$ billion
148
150
155
161
12
24
32
8
72
12
24
32
8
74
12
24
31
8
80
12
24
31
8
86
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Lending Assets**: Housing Personal Business Corporate Bank Acceptances

** Excludes securitised housing loan balances $7.0b (Jun 02)$5.7b (Dec 01)$6.8b (Jun 01), $4.7b (Dec 00).

Lending Assets

- The Bank's total lending assets excluding securitisation rose 8% (or $11bn) over the year to $161bn as at June 2002.
- This outcome was driven by continued growth in home loan outstandings, which have increased by 17% excluding securitisation to $86bn as at 30 June 2002.
- The growth in home loans was primarily due to a strong housing market which was further stimulated by a low interest rate environment and the extension of the first home owners grant (although this grant has now been scaled back). It is anticipated that recent increases in interest rates may result in a slowing of credit growth in future.
- Growth in Credit Card balances have resulted in an increase in total personal lending balances of 6% or $462m to $8.2bn as at June 2002, with marginal growth experienced in the second half of the year. The increased use of credit cards and of redraw facilities on home loan products has seen the market for other personal loans decline.
- Business lending has declined by $1.3bn or 4% during the year to $31bn at 30 June 2002. This figure is reflective of subdued business credit activity during the year. However, the organisational restructure has provided greater focus on providing decision support tools that enhance the access, service experience and convenience of our business clients. This has resulted in an increase business loan approvals during the half which are supported by an increased share of wallet.
- Corporate lending has also been relatively flat, with average balances increasing by 3.5%. In addition, corporate deposits have increased during the year by 16%.

Market Share

Australia	Jun 2001	Dec 2001	Jun 2002
Home Loans (Residentially Secured)	20.4%	20.1%	20.1%*
Credit Cards	21.4%	21.4%	21.6%
Retail Deposits	24.0%	24.1%	24.2%*
Retail Broking	9.0%	8.6%	9.2%
New Zealand			
Retail Lending	15.3%	15.1%	16.3%*
Retail Deposits	14.5%	14.7%	15.5%*
Credit Cards	14.1%	13.5%	13.5%*
Main Bank Share	16.4%	16.2%	16.3%*

* March 2002. More recent data is not yet available.

Following some declines in the first half of the financial year, the Bank's market share has stabilised or grown for the major product groups over the second half. Looking at the domestic Bank:

•**Home Loans** - The Bank holds Australia's largest share of home loan outstandings with a market share of 20.1% as at 31 March 2002. (*Source: APRA Residentially Secured All Lenders adjusted**). Growth in home loans has been strong with record levels of new business written during the year as a result of specific campaigns undertaken, strong demand in the housing market and focus on growth in the mortgage broker channel. Our market share of approvals in this channel has increased from 7% as at June 2001 to 12% as at March 2002.

•**Credit Cards - Australia's largest Bank issuer of credit cards** with a market share of 21.6% as at 30 June 2002 based on outstanding balances (average balances). *(Source: RBA).* In profitability terms, the level of revolving balances is a more important measure as it reflects the amount of outstanding balances that generate credit margins, and the Bank is very well positioned here.

•**Retail Deposits** - In a period where the market moved from equities towards fixed interest deposits the Bank increased its leading market share to 24.2% as at 31 March 2002. *(Source: APRA All Banks).*

•**Commonwealth Securities** - CommSec processed 9.2% by number of ASX trades over the year to 30 June 2002. CommSec remains first in terms of number of trades done over the Internet.

•Looking briefly at our New Zealand banking operations, ASB Group has broadly strengthened its market rankings across the financial services categories. This reflects the strength of its differentiated branding position in the New Zealand market.

•**Retail Lending**: Increased to **16.3%** share of household lending at 31 March 2002. (*Source: RBNZ*). The majority of retail lending is mortgage lending.

•**Retail Deposits**: Increased to **15.5%** share of household deposits at 31 March 2002.(*Source: RBNZ*)

•**Credit Cards**: Declined slightly to **13.5%** at 31 March 2002. (*Source: AC Nielsen Consumer Finance Monitor*)

•**Main Bank Share** : ASB Bank's national share of 'main bank' relationships averaged 16.3% over the nine months to March 2002, and generally in line with the market share position at June 2001. ASB Bank remains in third position for share of 'main bank' relationships. (*Source: AC Nielson Consumer Finance Monitor*).

Asset Quality Overview

	First Half	Second Half
Charge for Bad & Doubtful Debts (6 months)	$290m	$159m
Charge for Bad & Doubtful Debts to RWA (annualised)	0.42%	0.23%
Impaired Assets (net of interest reserved)	$983m	$884m
Specific Provisions	$309m	$270m
General Provision	$1,334m	$1,356m
General Provision to RWA	0.96%	0.96%

Full Year Results 21 August 2002 16

The Group's charge for Bad and Doubtful Debts has risen by 17% over the year from $385m to $449m at 30 June 2002. Further analysis of this expense reveals two very distinct halves.

As announced to the market in February, the first half was impacted by the default of a small number of large corporate facilities. This significantly increased the level of impaired assets and the level of specific provisioning required by the Group.

At a rate of approximately 32 basis points of risk weighted assets for the year to 30 June 2002, bad debt expense for the year is within expectations for the current stage of the cycle, but slightly outside the 25 to 30 basis point range for the underlying charge that we expect to see on average through the cycle.

However, the annualised rate achieved for the second half of the year to 30 June 2002 was 23 basis points.

Through pro-active management, $369m of gross impaired assets have been resolved during the second half and the ratio of the general provision to RWA has remained at the same level (0.96%) for the first and second halves.

There has been no change to the methodology employed for determination of the general provision. Rather, the significant defaults in the first half improved the credit quality of the remaining performing portfolio.

The Group continues to grow the home loan portfolio, which is traditionally an extremely high quality, low loss segment. The home loan portfolio has grown from 53% to 57% of loans, advances and acceptances at June 2002.

Aggregate Provisions


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$millions
300
250
200
150 %
100
50
0
Jun 94
Jun 95
Jun 96
Jun 97
Jun 98
Jun 99
Jun 00*
Jun 01*
Jun 02
General Provision
Specific Provision
Total Provisions/Gross Impaired Assets (axis on right)

* Includes Colonial

Turning to aggregate provisions:

- The Bank is well provisioned. Total provisions for impairment for the Bank as at 30 June 2002 were $1,626 million.

- This is consistent with the prior comparative period, but with an increase in specific provisions to cater principally for the increase in the small number of large corporate defaults, partly offset by a small reduction in the level of general provisioning due to an improvement in overall portfolio quality.

- The Bank has total provisions to impaired assets of 184%, which is at the stronger end of our peer group at 30 June 2002.

- General provisions have been determined on a basis consistent with prior periods, and represent an assessment of the overall expected loss inherent in the portfolio at 30 June 2002.

Net Impaired Assets



$millions
2500
2000
1500
1000
500
0
36
30
24
18
12
6
0
%
Asian Crisis
Acquisition of Colonial
Two Accounts
Jun 1994
Jun 1995
Jun 1996
Jun 1997
Jun 1998
Jun 1999
Jun 2000
Jun 2001
Jun 2002
Commowealth Bank Group (Other Countries)*
Commonwealth Bank Group (Australia)*
Net Impaired assets as % of Total Shareholder Equity* (axis on right)

* Excluding Colonial prior to 30 June 2000

- The Bank's continued active management of troubled and impaired assets is reflected in the downward trend of its net impaired assets as a percentage of total shareholders' equity.

- Looking at the trend over the last 8 years we can see that the increase in impaired assets in June 1998 reflects the impact of the Asian crisis.

- The increase in June 2000 reflects the merger with Colonial and moving the Colonial portfolio onto the Bank's risk rating system.

- The increase in the year to 30 June 2002 primarily reflects the impact of several large corporates that defaulted in the first half of the year (Pasminco and Enron, as disclosed previously).

Arrears

Loans Accruing past 90 days or more

	31/12/00	30/06/01	31/12/01	30/06/02
	$m	$m	$m	$m
Housing Loans	247	218	168	176
Other Loans	66	90	79	73
Total	313	308	247	249

Housing loans arrears rate

	31/12/00	30/06/01	31/12/01	30/06/02
Housing Loans accruing but past 90 days or more $m	247	218	168	176
Housing loan balances $m	71,505	73,511	79,745	85,839
Arrears rate %	0.35%	0.30%	0.21%	0.21%

- Arrears levels in the statistically managed segments remain at low levels.
- As mentioned, over half of the Bank's total lending assets are represented by housing loans and the Group's proportion of home loans has increased further in the current year. Historically, in Australia, housing loans have experienced very low loss rates. Over the past two decades, CBA's loss rates have generally been less than 0.03% per annum.

Segment Results: Funds Management and Life & Super

Commonwealth Bank

Funds Management

	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Operating income	842	739	14%
Operating expenses	548	496	10%
Operating profit before tax	294	243	21%
Income tax expense	78	94	(17)%
Operating profit after tax	**216**	**149**	**45%**
Funds Management Cost to Income Ratio	**65.1 %**	**67.1%**	

Full Year Results 21 August 2002 Commonwealth Bank 21

- The Funds Management business has delivered a strong result in a difficult market environment, contributing $216m to profit after tax, which is 45% up on the previous year's result. In pre-tax terms, this equates to growth of 21% over the year.
- Revenue growth of 14% was driven by a higher average FUM balance throughout the year. This reflects a solid sales performance, due partly to the introduction of Colonial First State products into the Bank's proprietary distribution network. Closing FUM was adversely affected by poor investment returns resulting from volatility in global equity markets and a general move by customers into deposit products over the period.
- Operating expenses increased 10% over the year. Given the variable nature of the cost base, cost increases were primarily volume driven thereby lowering unit costs. Higher expense levels reflect an increase in staffing levels and commission payouts in line with the increase in retail fund inflows. Current year costs also reflect set up costs associated with the launch of a number of new funds during the year.
- The cost to income ratio for the funds management business was 65.1% for 2002, down 2 percentage points from 2001.
- Tax expense for the year of $78m represents an effective tax rate of approximately 26.5% which is significantly lower than the tax rate for 2001. Current year tax expense incorporates the lower corporate tax rate of 30%. The 2001 year was impacted by non-recognition of overseas tax losses.

Life and Super

	30/06/02 $M	30/06/01 $M	30/06/02 vs 30/06/01 %
Operating margins			
Australia	210	190	11%
New Zealand	25	24	4%
Asia	(50)	(20)	large
Total	185	194	(5)%
Investment earnings on shareholder funds (1)	33	126	(74)%
Operating profit after tax	218	320	(32)%

Life Insurance Cost to Income Ratio		
Basic	75.9 %	59.5%
Normalised	63.5 %	64.0%

(1) includes a $47 million gain in the December 2000 half year due to the transfer of certain strategic investments to the life insurance business.

- The life insurance operating profit of $218m after tax represents a decrease of $102m or 32% over the prior year. Of this reduction, $93m was the result of lower investment returns on shareholder funds.
- Operating margins of $185m are 5% below the prior year, with a strong result in Australia and improved performance in New Zealand offset by poor performance in Asia.
- Australian margins were 11% or $20m above the prior year, reflecting improved claims experience and improved gross premium income levels in the risk business.
- The New Zealand business maintained reasonably steady margins during the year, reflecting the benefits of the Colonial integration and an improvement in persistency and claims experience during the second half.
- Operating margins in Asia were $30m below the prior year, due mainly to the impact of global equity markets and a number of startup costs in Hong Kong.
- Investment returns on shareholders' funds decreased by $93m during the year, reflecting the decline of equity market performance both domestically and offshore. The second half also incorporates the write down of some investments in the Asian life insurance business. If we exclude one off gains from the prior year result, investment returns have declined by $46m.

Shareholder Funds in Australian Life Insurance Companies


1,600
1,400
1,200
1,000
800
600
400
200
A$m
Annuities
Risk
Trad & IA
Unit Linked
Total
Product types
Regulatory Capital
Actual Capital

Full Year Results 21 August 2002 23

- Despite the current downturn in equity markets all of our life insurance companies are strongly capitalised. The aggregate "excess over capital adequacy requirement" has increased from $338 million to $346 million. Expressed as a % of the Capital Adequacy requirements, aggregate free capital has increased from 12.1% at June 2001 to 13.3% at June 2002.
- Our Hong Kong business is well capitalised. At June 2002, actual capital exceeded the regulatory requirement by 97%.
- Our business plans show that only modest amounts of additional capital will be required for the Hong Kong business over the next few years to fund business growth.
- Whilst Hong Kong writes traditional guaranteed business, the strong capitalisation means that it can absorb adverse market movements of as much as 22% before additional capital will be required.
- However as it is Group policy that all subsidiaries are strongly capitalised, we may of our own volition add capital to the Hong Kong life insurance business to offset short-term equity market volatility.
- For the Hong Kong business, shareholders' funds are co-mingled with policyholder funds
- Equities are invested in a range of markets. The spread at 30 June 2002 was US market 30%, Europe 20%, Asia 40% and Australia 10%.

Shareholder Funds in Life Insurance Companies


Risk*
Unit Linked
Group
47%
53%
67%
33%
50%
50%
$2.1 billion
$0.5 billion
$2.6 billion
Income
Growth

*Risk includes traditional, investment account, annuities, personal risk and group risk.

Full Year Results 21 August 2002 24

- The Bank's policy is that where it has discretion, the capital supporting its life insurance businesses is invested in instruments that reflect the underlying nature of the business.
- In the case of traditional and investment account business, the capital supports the guarantees provided and is likely to be tied-up for many years. Thus the supporting capital is invested principally in equities. This recognises that over long periods of time equities should produce a higher rate of return than cash or fixed interest.
- In the case of unit-linked policies the capital principally supports deferred acquisition costs. The time horizon on this capital is 2 to 3 years. Thus, capital supporting this business is invested principally in cash, reflecting the short-term nature of the requirement.
- While an asset allocation that includes equities or fixed interest may result in short-term volatility, the current poor performance of equity markets does not change our belief in the need to allocate investments in a way that maximises long term value.

Funds Under Management and Appraisal Value

Commonwealth Bank

Market Share

	Jun 2001	Dec 2001	Jun 2002
Australia			
Retail FUM (Plan for Life)	16.3%	16.4%	16.3%*
Retail FUM (ASSIRT)	20.4%	20.6%	20.2%
Superannuation/Annuities	16.1%	16.1%	15.9%*
Inforce Premiums	14.4%	14.5%	14.4%*
New Zealand			
Retail Funds Management	5.9%	6.1%	6.5%*

* March 2002

Full Year Results 21 August 2002 Commonwealth Bank 26

The Bank continues to hold a strong position in the market for life and funds products.

- **Retail Funds Under Management** - The Bank maintained leading retail market share of 16.3% (Plan For Life - March 2002) and 20.2% (ASSIRT- June 2002) with market share declining below December 2001 levels.
- While the Group has seen a reduction in inflows for the June quarter, there has also been a slowdown in the industry as a whole, with industry figures for the quarter down 47% from the same period last year.
- Within the Group result, the Colonial First State business produced net inflows of $780m for the June quarter, which on a standalone basis, would have positioned it at number 1 in the ASSIRT rankings.
- Colonial/Commonwealth products have experienced net outflows for the June quarter. In part, a component of these outflows were from the Commonwealth Cash Management Trust. This has been more than offset by corresponding inflows into the cash management account, which were $1.3bn for the quarter, an increase of 14% from March. The figures for these products are not included in the ASSIRT data.
- Excluding the Cash Management Trust, net outflows for the quarter have been consistent over the last few quarters as internal channels have shown a preference for selling CFS products in place of CBA products. This 'brand switching' has been undertaken in response to product rationalisation and eventual termination of CBA products and better ongoing administration and support for CFS products.
- **Superannuation/Annuities** - The Bank's market share for superannuation/annuities products has declined slightly to 15.9% at 31 March 2002. (*Source: Plan for Life)* The Bank holds the leading rank in total retirement income products and unit trusts and ranks number two in rollover/superannuation products (second to AMP). The decline is attributable to the rationalisation of some older products that are maintained but no longer promoted. Growth in First State products remains strong.
- **Inforce Premiums** - The Bank ranks second in inforce premiums, with market share of 14.4% as at 31 March 2002. Market share has been maintained during the year through the successful introduction of a specialist sales force marketing life insurance products through the branch network. At the same time, this product category has also faced the rationalisation of some of the older Colonial and Commonwealth products.

In terms of the New Zealand business, the Bank has achieved growth in retail funds under management with 6.5% market share at March 2002 (*Source: Morningstar*).


Funds Under Management
120
100
80
60
40
20
0
$billions
23
21
27
22
24
19
31
27
26
18
33
29
25
17
33
28
$103bn
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Australian Retail Funds
Australian Wholesale Funds
International Funds
Internal Life Assets
Average FUM
Full Year Results 21 August 2002
27

- Total assets under management have grown by 1% over the year to approximately $103bn as at 30 June 2002. While the first half of the year saw strong sales and relatively flat domestic investment markets, the second half of the year was impacted by a sharp decline in local and international investment markets, a shift by retail investors to defensive, cash based products (including retail bank deposits) and the expected withdrawal of funds due to the run down of an asset management contract in the UK.
- The sales performance across the Group has been solid, however the mix of sales has changed following the initiation of Colonial First State product sales (in addition to Commonwealth branded products) through the proprietary network.
- The sales of the new masterfund, launched in May 2002 have been very encouraging, with approximately $240m in net inflows for the period to 30 June 2002.

Funds Under Management - Movement Analysis

	Opening Balance 30/06/01 $m	Inflows $m	Outflows $m	Investment Income $m	Other Movements & Transfers* $m	Closing Balance 30/06/02 $m
Externally managed						
Retail	33,948	15,125	-13,421	-941	-686	34,025
Wholesale	43,006	15,040	-12,014	-1,552	-1,022	43,458
Total External	76,954	30,165	-25,435	-2,493	-1,708	77,483
Internally managed life	24,527	5,663	-5,617	-495	1,277	25,355
Total FUM	101,481	35,828	-31,052	-2,988	-431	102,838

Full Year Results 21 August 2002 CommonwealthBank 28

This chart analyses the movements in funds under management during the year.

Externally, growth has been achieved at both a retail and wholesale level, with net retail inflows of $1.7bn and net wholesale inflows of $3.0bn over the year. Outflows included the $2bn withdrawal of wholesale FUM due to the run down of an asset management contract.

The mix of net inflows between wholesale and retail varied during the year due to the impact of masterfund business on the wholesale inflows. A growing proportion of funds sourced through external channels are allocated to masterfunds which are treated as wholesale business in this chart.

Declines in domestic and offshore equity markets have produced poor investment returns, and reduced funds under management by almost $3.0bn during the year.

Other movements and transfers of $431m includes a $1.5bn reclassification between retail and internal funds under management, as well as foreign currency translation gains or losses.

Poor equity market conditions during the year increased consumer preference towards deposit style products providing fixed returns. This is partly reflected in the growth in retail deposits the Bank has achieved during the year.

FirstChoice: Retail Net Contribution by Channel


Period covered: 13 May 2002 - 30 June 2002
Millions
250
200
150
100
50
0
17-May
24-May
31-May
7-Jun
14-Jun
21-Jun
28-Jun
Cummulative totals for week ending
CBA Branch + CommSec
CBA Third Party
Other

- The Bank's new masterfund offering, FirstChoice, has experienced strong growth since launch in May 2002. At 30 June 2002, total funds under administration had grown to more than $500m, with cumulative net inflows of $240m. (This figure includes $60m of initial 'seed' funding.) As at the first week of August, total funds under administration had grown to over $700m, with cumulative net inflows of over $400 million.
- FirstChoice products include a general investment product, a personal super product and an allocated pension. This month we are also launching employer super. To date, the majority of flows have been into personal super (60%) with the investment product and the allocated pension getting about 20% of the flows each.
- While it is expected that there will be some degree of substitution by the market of former Colonial and Commonwealth product for FirstChoice, all channels have been well represented in terms of inflows of new business. The early acceptance of the product in external channels is particularly encouraging.

Appraisal Value


9000
8000
7000
6000
5000
$m
8,003
8,580
Underlying Uplift
$330m
Transfer of Businesses
$147
Shareholders' Net Assets
$57
Other Valuation Changes
$43m
Directors' Valuation June 2001
Directors' Valuation June 2002

Full Year Results 21 August 2002 30

- If we turn now to appraisal values, there has been an increase of $577m in the carrying value of the life and funds management business to $8,580m as at June 2002.
- The main components of this increase in value consist of:

  •$330m increase in underlying uplift

  •$147m relating to the transfer of CFS property into the funds management business during the year.
- The underlying uplift of $330m reflects the directors' view that the fundamentals of the life insurance and funds management market remain sound and that the Group will continue its current positioning within those markets.
- The drivers were:

  –improved performance by the managed funds and investment business

  –improved performance by the Australian risk business and New Zealand business, and

  –the writedown of the Asian business.

  The balance of the increase in carrying value relates to changes in shareholders' net tangible assets of $57m and other valuation movements of $43m.

Cost Management

Commonwealth Bank

Costs Contained Year on Year


5500
5000
4500
4000
$m
5,170
Volume
$205
Other
$31
Integration
Synergies
-$205
5,201
30 June 2001
30 June 2002

Full Year Results 21 August 2002 32

- Total Group operating expenses for 2002 were $31m or 1% above June 2001 reflecting the Group's strong commitment to cost containment over the period.
- The movements during the year can be categorised into three broad areas:
- Volume related costs increased by $205m for the year. Approximately $134m of this increase related to the banking business, primarily home loans, and transaction volumes relating to credit cards and associated loyalty and processing costs. The balance predominantly related to the funds management business and was a result of increased sales and processing volumes in the Australian business.
- Other, non-volume related costs rose by $31m for the year. Within this category, staff costs relating to the finalisation of the 4% Enterprise Bargaining Agreement for award based staff in the network increased costs by $30m.
- Colonial integration savings of $205m were achieved in the year to June 2002. I will talk more about the integration savings on the next slide.

Integration Synergies

	June 2003 Forecast	31/12/00 $m	30/06/01 $m	31/12/01 $m	30/06/02 $m
Recognised Synergies					
Cost		20	100	150	175
Revenue		5	17	20	32
Annualised Synergies					
Cost	380	80	275	320	380
Revenue	70	10	40	45	70
Total	450	90	315	365	450

Full Year Results 21 August 2002 CommonwealthBank 33

- Included in the current year result are additional cost synergies of $205m and revenue synergies of $30m over those achieved last year, which primarily stem from the retail bank. Synergies achieved to date primarily arise from savings in staff costs, property rationalisation and from greater consolidation of IT services to EDSA.
- With the Colonial integration work now substantially complete, we have achieved our target of annualised total synergies of $450m pre-tax per annum well within the timeframe anticipated.
- The $545m provision for restructuring costs that had been booked as at 30 June 2001 to cover the costs of integrating the Colonial operations into the Bank has largely been utilised. At 30 June 2002, approximately $35m pre-tax remains unutilised. This will be spent in the 2003 on remaining integration work which is currently in train.
- Charges against the provision in the current year totalled $166m.
- Future synergies will also arise from the life and funds business through the merger of the Commonwealth business with Colonial First State and product and systems rationalisation in the life business.

Funding and Capital

Commonwealth Bank

Funding Sources - Retail



A$b
%
100
80
60
40
20
0
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Total Retail Deposits (LHS)
Retail Funding % (RHS)

Full Year Results 21 August 2002 CommonwealthBank 35

- The Bank maintains a comprehensive long term liability management programme to ensure cost-effective funding, and to meet ongoing liquidity needs and the prudential requirements established by management.

- Domestic retail funding of over $96 billion accounts for more than 66% of total funding, up from 64% at 30 June 2001.

- The Bank remains the largest retail deposit taker in Australia. Market share has slightly increased to approximately 24.2% at March 2002, up from 24% at June 2001.

- Growth in assets has been funded by increased retail deposits and relatively lower cost wholesale debt.

Capital Management

- Capital position remains strong as evidenced by credit ratings

Standard & Poor's	AA-	"very strong"
Moody's	Aa3	"exceptional financial security"
Fitch	AA	"very high credit quality"

- Shareholders equity increased by $637 million
- Strong regulatory capital ratios
- Low use of innovative capital
- Payments to shareholders of $1,622 million

- The Bank's financial strength has been recognised by affirmation of our credit ratings by Moody's in October 2001, Fitch in January 2002 and by Standard & Poor's in May 2002.
- We continue to grow shareholders equity, despite maintaining the highest pay-out ratio of the four major Australian banks. The DRP in respect of the interim dividend was satisfied without issuing new shares.
- The tier 1 capital ratio at June 2002 was 6.78% compared to 6.51% for 2001. The total capital ratio at June 2002 was 9.80% compared to 9.16% for 2001.
- Innovative capital as defined by APRA represented 5.6% of tier 1 capital, compared to a limit of 25%. This compares to ratios for our peers of ANZ 16.9%, NAB 12.6% and Westpac 5.0%.
- During the 2002 financial year, we distributed $1,622 million in cash to shareholders. This included $168 million in shares purchased on-market for the DRP in respect of the interim dividend.

Capital Adequacy

	30/06/02 $M	30/06/01 $M	30/06/00 $M
Total Tier One Capital	9,561	9,015	9,618
Total Tier Two Capital	6,040	5,784	6,097
Tier One and Tier Two Capital	**15,601**	**14,799**	**15,715**
Deductions	(1,781)	(2,119)	(3,197)
Total Regulatory Capital	13,820	12,680	12,518
Risk Weighted Capital Ratios (%)			
Tier One	6.78	6.51	7.49
Tier Two	4.28	4.18	4.75
Less deductions	(1.26)	(1.53)	(2.49)
Total Capital	**9.80**	**9.16**	**9.75**

- Tier 1 capital increased by $546 million over the year. This was due principally to increased retained earnings and the issue of additional shares to satisfy the DRP in respect of the final dividend for last year.
- The tier 1 ratio increased from 6.51% to 6.78%. This compares to our target range of 6.50% to 7.00%.
- The total regulatory capital ratio increased from 9.16% to 9.80%. This compares to our target range of 9.00% to 11.00%.
- Risk weighted assets increased from $138bn to $141bn. Loans secured by residential mortgages, which are currently risk weighted at 50%, increased by $8.5 billion.
- The increase in risk weighted assets figure masks a reduction achieved following a review of the process by which risk weighted assets are calculated. Through this review, we have been able to improve classification of assets by risk weight. (Principally, we identified additional security and classified counterparties more accurately.)
- The investment in life insurance and funds management is deducted from regulatory capital in accordance with APRA rules to arrive at the ratios shown in this table. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it allow for the risk diversification benefits provided by these businesses.

Economic Equity

- Internal models show the Group is strongly capitalised
- Regulatory capital ratios can be misleading:
  - Risk weights are not risk aligned
  - Capital required for residential mortgages is overstated
  - No operational risk charge
  - No value placed on earnings and risk diversification

- The Bank manages its capital though the use of internal models.
- These internal models enable us to calculate economic equity for each of the business lines.
- Our internal models show that the capital position of the Group comfortably exceeds the aggregate economic equity requirement for our business activities.
- We calculate economic equity to a 99.95% confidence level using consistent methodologies across all our businesses.
- We use economic equity to manage our capital because of deficiencies in the current regulatory capital requirements. Basel 2 will rectify some of these deficiencies and we welcome its introduction for this reason. However, Basel 2 is solely related to bank regulatory capital. It does not purport to set realistic capital requirements for financial services groups such as CBA.

Future Capital Initiatives

- Strongly capitalised bank
- Moves by regulators to recognise internal models will make CBA's strong capital position more apparent
- Continued high payout ratio
- Innovative capital securities
- Off-market Share buy-back of $500 million

Full Year Results 21 August 2002 CommonwealthBank 39

So in essence:

- Our internal economic assessment of the Group's capital position is that we hold capital surplus to the risks in our businesses, and external Rating Agencies continue to recognise the financial strength of CBA.
- Impending changes to the regulatory environment will lead to further recognition of the Group's strong capital position, and these changes will benefit CBA more than the other big four banks.
- Despite maintaining the highest payout ratio of the four major Australian banks, we continue to grow shareholders' equity.
- During the 2002 financial year, the Group has increased both its regulatory and economic surplus capital.

The strength of our capital position therefore provides the Bank with scope to consider a number of capital initiatives.

It is the Bank's intention to issue innovative capital securities that will enable the Bank undertake a share buy-back of approximately $500 million. Subject to the receipt of regulatory approvals, the Bank intends to complete these capital management initiatives by the end of the calendar year.

Summary

Commonwealth Bank

Summary

- We have achieved:
  - Double digit EPS growth
  - 3-6% productivity growth
- Improved ROE
- High dividend payout ratio
- Improved credit quality
- Solid capital management position provides scope for capital initiatives

- In summary, the Bank has delivered a strong result for 2002.
- To reiterate the main points:
  - The Bank has achieved double digit EPS growth for the year despite the adverse impact of equity markets on the life insurance business.
  - We have also achieved the targeted 3-6% productivity growth, as evidenced by the improvement in the cost to income ratio.
  - ROE has improved through earnings momentum in the businesses and the realisation of synergies.
  - The Bank has increased its dividends year on year, and maintains a high dividend payout ratio relative to our peers.
  - Credit quality has also improved, with provisioning levels remaining strong.
  - And lastly, a solid capital position provides scope for the Bank to consider capital management initiatives over the near term.
- I would now like to hand proceedings over to David, who will give an overview of the Bank's strategy.

Presentation of Full Year Results

Stuart Grimshaw

21 August 2002

www.commbank.com.au

Commonwealth Bank

Commonwealth Bank
Commonwealth Bank of Australia
ACN 123 123 124

21 August 2002

CORPORATE GOVERNANCE IN THE COMMONWEALTH BANK OF AUSTRALIA

The forthcoming Annual Report for the Bank will contain a statement by the Bank's Chairman, Mr John Ralph, on how corporate governance is practised in the Commonwealth Bank of Australia.

In view of the current interest in the topic, the content of this statement is being released now and is attached for the interest and information of shareholders.

CORPORATE GOVERNANCE IN THE COMMONWEALTH BANK OF AUSTRALIA

Corporate governance of corporations is a subject that has come sharply into focus as the result of some spectacular collapses of corporations in the USA and in Australia, and as a result of concern being expressed in relation to the validity of reported results by some companies.

The Board of the Commonwealth Bank has consistently placed great importance on the governance of the Bank, which it believes is vital to the wellbeing of the corporation. There are two elements to the governance of corporations: performance and conformance. Both are important but it is critical that focus on the latter does not crowd out attention to the principal function of an enterprise, which is to undertake prudent risk-taking activities to

- generate rewards for shareholders who invest their capital,
- provide goods and services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes to the welfare of the community.

The Bank has for some years carried out an annual review of the Board's performance, and of its policies and practices. These reviews have sought to identify where improvements can be made, and have also assessed the quality and effectiveness of information made available to Directors.

During the last financial year, a more extensive external review was conducted. The consultant who conducted the review interviewed separately each Director and each member of the senior Executive team. Following the review, the Board confirmed a number of significant policies and has also implemented some changes.

Some of the principal features of the Bank's corporate governance, including changes made as the result of the review, are:

- The Nominations, Remuneration and Audit Committees consist only of non-Executive Directors. This has been the established position in relation to the Audit Committee for some time and the CEO has not participated in deliberations of the Remuneration Committee when matters could affect his position.
- The Nominations Committee establishes the criteria for appointment of new Directors and will continue to engage external consultants in the search for new Directors. Before a Director is nominated for re-election at a shareholders' meeting, the Chairman consults with the rest of the Board and reviews the Director's performance before endorsing his or her re-nomination.

- The non-Executive Directors meet annually without any management present. This is in addition to the consideration of the Chief Executive Officer's performance and remuneration which is conducted in the absence of the CEO.
- The positions of Chairman and Chief Executive Officer are required to be held by separate persons, as has been the case since before the Bank was publicly listed.
- The Chairman meets annually with the senior executive team to discuss with them their views of the Board's performance and level of involvement.
- Directors participate in an induction programme upon appointment and in a refresher programme on a regular basis. Directors are also regularly updated in their knowledge of issues, trends and challenges relevant to the Bank, the financial services industry and the economy. This includes sessions with local and overseas experts in the particular fields relevant to the Bank's operations.
- The Board has in place policies, which set out the windows in time when directors can purchase or sell shares in the Bank so long as they do not have price sensitive information. These policies also preclude any trading in Bank shares of a short term nature, In addition, directors are required, in any case, to inform a board committee of their intention to buy or sell Bank shares.
- Directors are required to take a minimum of 20% of their fees in shares in the Bank, acquired at market price, and are required to hold these shares for ten years or until they leave the Board. Non-Executive Directors do not participate in any of the Bank's incentive plans.
- The Board has decided to close the Directors' retirement scheme, which was approved by shareholders at the 1997 Annual General Meeting. The entitlement for current Directors will be "grandfathered" and no new members will be admitted to the scheme.

Audit Committee

The Board of the Bank had an Audit Committee prior to the Bank's listing as a public company and has had an Audit Committee at all times since.

The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

- The Audit Committee consists entirely of non-Executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee.
- At least twice a year the Audit Committee meets the external auditors and the Group Internal Auditor independently of management.
- The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee

approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the auditor.

- The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank's systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management.
- All material accounting matters requiring exercise of judgment by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board.
- Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the SEC of the USA.
- The Board has in place policies governing the nature of non-audit work which cannot be undertaken by the Bank's auditors for the Bank or its subsidiaries. There are also procedures in place governing approval of any other non-audit work before that work can be carried out. The objective of these approvals is to avoid prejudicing the independence of the Auditors and to prevent their developing undue reliance on revenue from the Bank. The policy ensures that the auditor does not
    - Assume the role of management;
    - Become an advocate for their own client; or
    - Audit their own expenses.

  Under the policy, the auditor will not provide the following services:
    - Bookkeeping or services relating to accounting records
    - Appraisal or valuation and fairness opinions
    - Advice on deal structuring and related documentation
    - Tax planning and strategic advice
    - Actuarial advisory services
    - Executive recruitment or extensive human resource functions
    - Acting as broker-dealer, promoter or underwriter, or
    - Provision of legal services.
- The Bank currently requires that the partner managing the audit for the external auditor be changed within a period of five years.

Further details of the functions and relationships of the Audit Committee will be found in the section on Corporate Governance in this year's Bank's Annual Report. The Bank is already materially in compliance with the framework of the legislation recently enacted as the Sarbanes-Oxley Act in the USA. This is largely reflective of the fact that corporate governance in

Australia had generally moved ahead of that in many corporations in the USA.

Executive Remuneration

Executive remuneration is another aspect of corporate governance on which there is much focus currently. Remuneration for the Bank's Executives is determined, after taking advice, to ensure competitive remuneration packages are in place to attract and retain competent and high-calibre staff.

Incentive payments for Executives are related to performance. Short term incentives actually paid depend on the extent to which operating targets set at the beginning of the financial year are achieved. Half of the short term incentive earned is paid in cash and the balance in two instalments at yearly intervals in shares. These instalments are only paid if the Executive is still in the employ of the Bank on the relevant dates.

Vesting of options and shares allocated under the long term incentive plan is directly related to shareholder value, measured by Total Shareholder Return over a minimum three year period, which requires the return to be equal to or higher than the average return of peer institutions for vesting to occur.

Like most Australian companies, vesting of options and restricted shares allocated to Executives is dependent on the Bank meeting the performance hurdles in the plan as approved by the shareholders at the 2000 Annual General Meeting. This differs from the US practice where vesting generally only depends on remaining in employment to the vesting date.

The Bank has restructured its long term Executive incentive plan, effective from the beginning of the current financial year. Previously half the value of long term incentive benefits under the shareholder approved Bank's Equity Reward Plan were paid in Options, valued on the Black-Scholes method, and the other half in Performance shares valued at market price at the date of allocation. These options and shares only vest to the Executive provided the prescribed performance hurdles are met. From the beginning of this financial year options have been eliminated from the remuneration package of Executives and the total value of the long term incentives allocated under the Equity Reward Plan will be in the form of Reward shares.

A further change introduced is that whereas previously allocated options and shares vested upon the average Total Shareholder Return of peer institutions being exceeded, a sliding scale has been introduced so that 50% of allocated shares vest if the Bank's TSR is equal to the average return, 75% vest at the 66th percentile in the index and 100% when the return exceeds the 75th percentile, ie. when the Bank's return is in the top quartile.

Options and shares previously allocated under the Equity Reward Plan will continue until they vest upon the prescribed performance hurdles being met or they lapse.

Currently, restricted shares purchased on market to satisfy incentives earned by Executives are charged against profit and loss as are incentives paid in cash and deferred shares. As from the beginning of the current financial year, total remuneration, which will include the full cost of the plan and also the distribution of shares to employees under the ESAP, will be expensed against profits. A basis of valuation, that takes account of the conditional nature of potential incentive benefits in the Australian environment, will be developed to reflect appropriately the cost to the company.

It is worth noting that of the total distribution of equity to employees in each of the last two years less than 20% went to the senior executive team and the rest to other employees.

Conclusion

This statement has highlighted in some detail the Bank's corporate governance policies and practices to give shareholders some feel for how the Group approaches this important aspect of the Bank's operations.

The philosophy underlying the approach to corporate governance is consistent with the ethical standards required of all employees of the Bank.